As filed with the Securities and Exchange Commission on May 12, 2005
Registration No. 333-123874

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
National Waterworks Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	5099	03-0484037
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
200 West Highway 6, Suite 620
Waco, Texas 76712
(254) 772-5355
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)
Harry K. Hornish, Jr.
President and Chief Executive Officer
200 West Highway 6, Suite 620
Waco, Texas 76712
(254) 772-5355
(Name, address, including zip code, and telephone number, including area code, of agent for service or process)
With copies to:

Cristopher Greer, Esq. O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036 (212) 408-2400	William Gorin, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000
      Approximate date of commencement of proposed sale to the public:    As promptly as practicable after the effective date of this Registration Statement.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	per Share	Offering Price(1)	Fee

Common Stock, $0.01 Par Value Per Share			$400,000,000	$47,080(2)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2) Previously paid.
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2005.
                         Shares
National Waterworks Holdings, Inc.
Common Stock

        This is an initial public offering of shares of common stock of National Waterworks Holdings, Inc.
      National Waterworks Holdings, Inc. is offering                      shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional                      shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.
      Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $          and $          . National Waterworks Holdings, Inc. has applied to list the common stock on the New York Stock Exchange under the symbol “NWW.”
      See “Risk Factors” on page 13 to read about factors you should consider before buying shares of common stock.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to National Waterworks Holdings, Inc.	$	$
Proceeds, before expenses, to selling stockholders	$	$
      To the extent the underwriters sell more than                      shares of stock, the underwriters have the option to purchase up to an additional                      shares from certain selling stockholders for 30 days, at the initial public offering price less the underwriting discounts and commissions.
      The underwriters expect to deliver the shares to purchasers against payment in New York, New York on or about                     , 2005.

Goldman, Sachs & Co.	Morgan Stanley	JPMorgan
Citigroup
The date of this prospectus is                     , 2005.

ii

Prospectus Summary
      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that is important to you. We urge you to read this entire prospectus, including the “Risk Factors” section and the consolidated financial statements and related notes. Unless the context requires otherwise, all references to “we,” “us” and “our” refer specifically to National Waterworks Holdings, Inc. and its consolidated subsidiaries. All references to NWW Holdings refer specifically only to National Waterworks Holdings, Inc., excluding its subsidiaries, and all references to National Waterworks refer specifically only to National Waterworks, Inc., a direct, wholly-owned subsidiary of NWW Holdings. References to the Acquisition refer to our acquisition of substantially all the assets and businesses of, and the assumption of certain of the liabilities and obligations of, U.S. Filter Distribution Group, Inc. on November 22, 2002.
Our Company
      We are a leading distributor of water and wastewater transmission products in the United States with an approximately 17% share of the estimated $9 billion U.S. waterworks products distribution market. We distribute a full line of pipes, fittings, valves, meters, fire hydrants, service and repair products and other components that are used to transport clean water and wastewater between reservoirs and treatment plants and residential and commercial locations. Our products are integral to building, repairing and maintaining water and wastewater (sewer) systems and serve as part of the basic municipal infrastructure required to support population and economic growth and residential and commercial construction. Through our network of 135 branches in 36 states, we sell directly to municipalities and to contractors who serve municipalities and perform residential, commercial and industrial waterworks projects. In addition to significant customer and geographic diversification, we estimate that our net sales are divided approximately evenly between publicly-funded and privately-funded sales. For the three months ended March 25, 2005, we had net sales of $339.4 million and net income of $4.6 million and for the fiscal year ended December 31, 2004, we had net sales of $1.5 billion, net income of $47.6 million.
      As the market for our products is characterized by a large number of local customers, a wide variety of local product standards and a broad group of suppliers, we believe that distributors play a critical role in the supply chain. We purchase products from approximately 3,500 suppliers and sell to over 26,000 customers. We offer both our suppliers and customers essential products and services. We provide customers with a single source for water and wastewater transmission products, which substantially reduces their need to manage inventory and multiple vendor relationships. None of our suppliers offers a complete waterworks product line and the majority lack the scale, expertise and infrastructure (including a large, local sales force) to service the broad customer base directly. By aggregating the supply of our products, we relieve our suppliers of the need to maintain a local inventory and a local sales force and the related credit and accounts receivable functions.
      Our branches compete on a local basis and benefit from our large scale and national coverage. We believe that our entrepreneurial approach at the branch level and our local customer focus have allowed us to achieve a leading market position in the majority of our local markets. We have a sophisticated IT system that supports our sales personnel and provides benefits to our customers, including expedited project estimation and bid preparation; real-time pricing, availability and order status information; on-line ordering and purchase processing; and material and project management.
Our Strengths
      We believe our competitive strengths include:

Leading Local Market Positions
      We believe that we have a leading market share in the majority of our local markets. We have achieved these leading positions as a result of our branch managers’ and employees’ long-term experience and customer relationships and knowledge of local market dynamics and specifications.

National Presence and Scale Benefits
      We are a leading distributor of water and wastewater transmission products in the United States, with an approximately 17% market share, based on our net sales as a percentage of a third-party estimate of the U.S. waterworks products distribution market.

Superior, Value-Added Customer Service
      We offer our customers a complete line of water and wastewater transmission products and reliable delivery. In 2004, our fill rate (defined as individual product orders shipped complete from stock on the first shipment) exceeded 95%, which we believe is indicative of our ability to consistently deliver our products on time.

Diverse Revenues from Long-Standing Customers
      Our customer base is diverse by individual customer, end-market, project and geography, which we believe enables us to have more stable operating results. In 2004, we served over 26,000 customers and over 76% of our net sales were from customers to whom we sold products in each of the last five years, demonstrating the stability of our customer base.

Strategic Relationships with Diverse Supplier Base
      Our strategic supplier relationships provide us with reliable access to inventory, volume purchasing benefits and the ability to deliver a diverse product offering on a cost-effective basis. Over 80% of our product purchases (based on cost of goods sold) in 2004 were under preferred vendor programs.

Sophisticated IT System
      We believe that we have a sophisticated IT system. Our single, integrated IT system enables us to quickly and accurately provide and access real-time information, which allows us to: (i) have a high degree of branch-level flexibility while maintaining centralized operational control; (ii) gain and retain customers by providing superior customer service; (iii) evaluate and focus on profitable business opportunities at the customer and product level; (iv) maximize working capital efficiency; and (v) track and evaluate performance on a real-time basis and reward our branch management and sales force monthly for operating results.

Experienced and Motivated Management Team
      Our senior management team has significant waterworks and industrial distribution expertise and a proven track record of success. Our senior corporate executives and regional vice presidents have, on average, 27 years of industry experience and 18 years of experience with us or one of our predecessor companies. Following the offering, our senior management team will own approximately      % of our equity on a fully-diluted basis, a portion of which is subject to time and performance vesting criteria.

Operating Model Focused on Free Cash Flow
      We believe that our operating model generates significant free cash flow due to our variable cost structure, profit margin improvement and low capital expenditure requirements and efficient working capital management. Over the past three years, we averaged net write-offs of only 0.08%, and only approximately 7% of our accounts were 90 days or more past due at the end of 2004.
Our Strategy
      We intend to increase operating profits and cash flow by continuing to be a leading distributor of water and wastewater transmission products. Key elements of our strategy include the following:

Enhancing Local Market Share and Profitability
      Our reputation for reliable service, a comprehensive product offering and advanced IT tools has been critical to establishing our leading local market positions. We believe that we are well-positioned to exploit opportunities to selectively and profitably increase our local market shares.

Continuing Focus on Operational Excellence
      We will continue to regularly examine each branch’s profitability, working capital management and return on managed assets, both on an overall and a customer basis. Our branch managers use this information to optimize their local strategies, improve the profitability of customer relationships and reduce operating costs.

Geographic Expansion Initiatives
      The water and wastewater market is expected to experience substantial growth over the next several years as municipalities focus on repairing and/or upgrading existing infrastructure. Our strategy is to leverage our strong national presence and leading local market positions to capitalize on this expected growth. We expect to do this through organic growth, new branch openings and selective acquisitions.
      New Branch Openings. We believe that we have the opportunity to grow by opening satellite branches in contiguous markets where we typically have an existing customer base. We expect to open two or three new satellite branches per year over the next several years.
      Selective Acquisitions. Given the significant fragmentation and localized nature of our industry, we have the opportunity to complement organic growth with selective acquisitions that meet our key evaluative criteria. Between 1996 and 2002, we successfully completed and integrated 16 acquisitions with an average size of $27.0 million and most recently acquired Midstate Utility Supply in 2004 for approximately $2 million.
Risks Relating to Our Business
      Our ability to execute our strategy is subject to certain risks, including those that are generally associated with the water and wastewater transmission products industry. For example, downturns in the industry caused by slowdowns in construction activity and the amount spent by municipalities on infrastructure could result in a decrease in our revenues and operating results through reduced sales of our products. Additionally, the sale of water and wastewater transmission products is subject to seasonal and weather-related fluctuations which make our operating results subject to quarterly or annual fluctuations. These and other factors described in this prospectus under “Risk Factors” may limit our ability to successfully execute our business strategy.
The Transactions
      Concurrently with the closing of this offering, we will either amend our existing credit facility or enter into a new credit facility, either of which is referred to in this prospectus as the “credit facility” (the “Financing Transaction”). The closing of this offering, the Financing Transaction, the Tender Offer (as defined below) and the repurchase referred to below are all conditioned on each other.
      Prior to the closing of this offering, National Waterworks, our direct wholly-owned subsidiary, intends to commence a tender offer and related consent solicitation, which we refer to in this prospectus as the “Tender Offer,” with respect to all its outstanding $200.0 million aggregate principal amount of 10.50% Senior Subordinated Notes due 2012, which we refer to as the “10.50% Notes.” In addition, concurrently with the closing of this offering, we will repurchase all our outstanding $250.0 million aggregate principal of 12.50% Senior Subordinated Notes due 2014, which we refer to as the “12.50% Notes.” We issued the 12.50% Notes for the purpose of returning capital to our equity holders, including the Sponsors (as defined below). In connection with the Acquisition, the Sponsors made a $210.0 million cash equity investment.
      As used in this prospectus, the term “Transactions” means, collectively, this offering (together with the application of the proceeds therefrom), the Financing Transaction, the Tender Offer and the repurchase of our 12.50% Notes.

Use of Proceeds
      We estimate that we will receive net proceeds from this offering of approximately $           million before deducting underwriting discounts and commissions and that the selling stockholders will receive net proceeds of $           million.
      We will use our net proceeds from this offering, together with $           million from our credit facility, to:

•	repay indebtedness under our existing credit facility;

•	repurchase all our outstanding 12.50% Notes;

•	consummate the Tender Offer; and

•	pay fees and expenses associated with the Transactions.
      We will not receive any proceeds for the sale of our common stock by the selling stockholders, including if the underwriters exercise their option to purchase additional shares. In the aggregate, the selling stockholders and their affiliates will receive approximately $           million of the net proceeds of this offering, or approximately $           million if the underwriters’ option to purchase additional shares is exercised in full. For additional information regarding relationships between us, certain selling stockholders and the underwriters, see “Certain Relationships and Related Transactions” and “Underwriting.”

      Our principal executive offices are located at 200 West Highway 6, Suite 620, Waco, Texas 76712. Our telephone number is (254) 772-5355.
The Financial Sponsors
      J.P. Morgan Partners, LLC, or JPMP, is a global private equity organization with approximately $13 billion of capital under management. Since its inception in 1984, JPMP and its affiliated investment vehicles has been a leading provider of private equity. JPMP has approximately 90 investment professionals in six principal offices throughout the world. JPMP is an affiliate of JPMorgan Chase & Co., one of the largest financial institutions in the United States. JPMP may also be deemed an affiliate of J.P. Morgan Securities Inc., one of the underwriters in this offering.
      Thomas H. Lee Partners, L.P., or THL, is a Boston-based private equity firm that currently manages over $12 billion of committed capital. Founded in 1974, THL has 26 investment professionals and is currently investing from the Thomas H. Lee Equity Fund V, a $6.1 billion fund.
      JPMP and THL are collectively referred to herein as the “Sponsors.”
      After the offering, it is expected that the Sponsors will beneficially own approximately        % of our common stock.

The Offering

Shares of common stock outstanding prior to the offering	shares

Common stock offered	shares by us

shares by the selling stockholders

Total offering	shares

Shares of common stock to be outstanding following the offering	shares

Price per share of common stock	per share

Dividends	Our board of directors will adopt a dividend policy, effective upon the closing of this offering. We currently expect to pay dividends quarterly at an initial annual level of $ per share.

Our credit facility will restrict our ability to declare and pay dividends based on the amount of our available cash. The payment of dividends is also dependent upon many other factors. See “Risk Factors — Risks Relating to the Common Stock — You may not receive the intended level of dividends on our common stock or any dividends at all.”

Listing	We have applied to list our common stock on the New York Stock Exchange under the trading symbol “NWW.”

Other Information about this Prospectus
      Unless otherwise indicated, the information in this prospectus:

•	assumes the vesting of all unvested restricted Class A common stock will occur immediately prior to the completion of this offering;

•	excludes shares issuable upon the exercise of options outstanding as of , 2005 with a weighted average exercise price of $ per share;

•	assumes the conversion of each outstanding share of Class B common stock into one share of our Class A common stock, which will occur immediately prior to the completion of this offering;

•	assumes the reclassification of all outstanding shares of Class A common stock (after conversion of the Class B common stock) into shares of common stock, which will occur immediately prior to the completion of this offering; and

•	a -for-1 stock split of our shares of common stock.

Summary Financial and Other Data
      The following table sets forth selected historical financial and other operating data of:

•	U.S. Filter Distribution Group, Inc. for the period from January 1, 2002 to November 21, 2002. Such information was derived from U.S. Filter’s audited consolidated financial statements appearing elsewhere in this prospectus. Information as of November 21, 2002 was derived from U.S. Filter’s consolidated financial statements that are not included herein;

•	National Waterworks Holdings, Inc. for the period from November 22, 2002 to December 31, 2002, and as of and for the years ended December 31, 2003 and 2004. Such information was derived from the audited consolidated financial statements of National Waterworks Holdings, Inc. appearing elsewhere in this prospectus. Information as of December 31, 2002 was derived from the consolidated financial statements of National Waterworks Holdings, Inc. that are not included herein; and

•	National Waterworks Holdings, Inc. as of and for each of the three months ended March 25, 2005 and March 26, 2004. Such information was derived from the unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments considered necessary for a fair presentation of our financial condition and results of operations for such periods. Operating results for the three months ended March 25, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.
      The as adjusted columns adjust the historical data for the year ended December 31, 2004 and the three months ended March 25, 2005 to give effect to the this offering, the amendment of our existing credit facility or our entry into the new credit facility, the Tender Offer and the repurchase of the 12.50% Notes as if they occurred as of such dates in the case of the as adjusted balance sheet data, and as of January 1, 2004 in the case of the as adjusted statement of operations data.
      You should read the information contained in this table in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the accompanying notes thereto of National Waterworks Holdings, Inc. and U.S. Filter Distribution Group, Inc. included elsewhere in this prospectus.

	Predecessor —
	U.S. Filter
	Distribution
	Group, Inc. and
	Subsidiary	Successor — National Waterworks Holdings, Inc.

	Period of	Period of				Three Months Ended
	January 1 to	November 22 to	Year Ended	Year Ended	As Adjusted			As Adjusted
(dollars in thousands except	November 21,	December 31,	December 31,	December 31,	December 31,	March 26,	March 25,	March 25,
per share information)	2002	2002	2003	2004	2004(5)	2004	2005	2005(6)

Statements of operations data:
Net sales	$1,058,768	$94,250	$1,281,069	$1,522,070	$1,522,070	$280,022	$339,448	$339,448
Cost of goods sold(1)	831,764	82,005	1,013,079	1,212,582	1,212,582	223,572	269,599	269,599

Gross profit	227,004	12,245	267,990	309,488	309,488	56,450	69,849	69,849
Operating expenses:
Selling, general and administrative	139,825	14,737	167,152	186,466	186,466	38,075	44,899	44,899
Loss on accounts receivable securitization	2,480	—	—	—	—	—	—	—
Depreciation and amortization	3,131	252	2,564	2,371	2,371	557	762	762

Operating income (loss)	81,568	(2,744)	98,274	120,651	120,651	17,818	24,188	24,188
Other income (expense):
Completion bonuses(2)	(6,200)	—	—	—	—	—	—
Interest expense, net	(36)	(6,826)	(41,333)	(40,706)	(21,545)	(8,249)	(15,881)	(6,854)
Other	59	(12)	(11)	355	355	63	(79)	(79)

Income (loss) before income taxes and cumulative effect of a change in accounting principle	75,391	(9,582)	56,930	80,300	99,461	9,632	8,228	17,255
Income tax expense (benefit)	29,238	(3,688)	23,289	32,668	40,332	3,939	3,605	7,216

Income (loss) before cumulative effect of a change in accounting principle	46,153	(5,894)	33,641	47,632	59,129	5,693	4,623	10,039
Cumulative effect of a change in accounting principle(3)	(459,000)	—	—	—	—	—	—	—

Net income (loss)	$(412,847)	$(5,894)	$33,641	$47,632	$59,129	$5,693	$4,623	$10,039

Net income (loss) per share:
Basic
Diluted

	Predecessor —
	U.S. Filter
	Distribution
	Group, Inc. and
	Subsidiary	Successor — National Waterworks Holdings, Inc.

	Period of	Period of				Three Months Ended
	January 1 to	November 22 to	Year Ended	Year Ended	As Adjusted			As Adjusted
(dollars in thousands except share	November 21,	December 31,	December 31,	December 31,	December 31,	March 26,	March 25,	March 25,
information)	2002	2002	2003	2004	2004(5)	2004	2005	2005(6)

Weighted average shares outstanding:
Basic
Diluted
Other operating data:
EBITDA(4)	78,558	(2,504)	100,827	123,377	123,377	$18,438	$24,871	24,871
Adjusted EBITDA(4)	84,758	6,496	104,827	123,939	123,939	18,438	24,967	24,967
Net cash from operating activities	56,240	39,044	37,012	59,445	67,059	27,284	10,527	7,757
Net cash from investing activities	(20,163)	(643,855)	(4,443)	(2,780)	(2,780)	(2,074)	(424)	(424)
Net cash from financing activities	(44,061)	644,699	(53,755)	(56,421)	(275,851)	(6,114)	(1)	(1,251)
Capital expenditures	1,442	102	2,022	1,424	1,424	239	442	442
Balance sheet data (at period end):
Cash and cash equivalents	$5,304	$39,888	$18,702	$18,946	$5,846	$37,798	$29,048	15,948
Total assets	1,100,948	812,817	802,957	883,149	870,049	862,875	923,116	910,016
Total debt	631	450,000	440,000	660,000	545,000	440,000	660,000	543,750
Total stockholders’ equity (deficit)	937,469	204,105	199,473	(23,184)	78,716	199,052	(18,466)	84,684

(1)	In connection with the Acquisition, we recorded a $13.0 million inventory revaluation adjustment pursuant to Statement of Financial Accounting Standards No. 141, Business Combinations. Of this amount, $9.0 million was recognized in cost of goods sold for the period November 22, 2002 to December 31, 2002. The remaining $4.0 million was recognized in cost of goods sold during the quarter ended March 28, 2003.

(2)	Reflects completion bonuses paid by United States Filter Corporation to certain members of management and other key employees of U.S. Filter upon consummation of the Acquisition.

(3)	Reflects an impairment charge taken by U.S. Filter prior to the Acquisition relating to the adoption of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. See Note 4 to the audited consolidated financial statements included elsewhere in this report.

(4)	EBITDA represents income before interest expense, net; income taxes; and depreciation and amortization. Adjusted EBITDA is defined as EBITDA without giving effect to stock compensation expense or the increase in cost of goods sold resulting from a purchase accounting inventory revaluation adjustment. EBITDA and Adjusted EBITDA are presented because we believe they enhance an investor’s understanding of a company’s ability to satisfy principal and interest obligations with respect to its indebtedness and to utilize cash for other purposes. However, other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do. Our management also focuses on these measures, and discusses them with our board of directors, to assess our liquidity and debt payment ability and because they are and will be used in meeting various covenants under our credit facility. In addition, we currently expect that Adjusted EBITDA will be a material component of certain financial covenants and ratios that will be contained in our credit facility, including a restricted payment covenant regulating the payment of dividends on our common stock. Non-compliance with the financial ratio maintenance covenants contained in our credit facility could result in the requirement to immediately repay all amounts outstanding under the credit facility. These covenants are summarized under “Description of Certain Indebtedness — Our New Credit

Facility.” Neither EBITDA nor Adjusted EBITDA are measurements of financial performance under generally accepted accounting principles, known as GAAP, and should not be construed as indicators of a company’s performance or liquidity or in isolation from or as a substitute for net income, cash flow from operations or any other cash flow data prepared in accordance with GAAP. The table below reconciles cash flow from operations to net income and net income to EBITDA and Adjusted EBITDA for the periods presented above:

	Period of	Period of
	January 1,	November 22,				Three Months Ended
	2002 through	2002 through	Year Ended	Year Ended	As Adjusted			As Adjusted
	November 21,	December 31,	December 31,	December 31,	December 31,	March 26,	March 25,	March 25,
	2002	2002	2003	2004	2004	2004	2005	2005

Net cash from operating activities	$56,240	$39,044	$37,012	$59,445	$67,059	$27,284	$10,527	$7,757
Adjustments to reconcile net cash from operating activities to net income (loss):
Deferred income taxes	(2,150)	3,688	(18,093)	(11,246)	(11,246)	(3,294)	(1,531)	(1,531)
Financing fees	—	(2,500)	—	—	—	—	—	—
Amortization of deferred financing fees	—	(133)	(2,928)	(3,677)	(1,200)	(894)	(1,046)	(300)
Non-cash stock compensation expense	—	—	—	(562)	(562)	—	(96)	(96)
Depreciation and amortization	(3,131)	(252)	(2,564)	(2,371)	(2,371)	(557)	(762)	(762)
Loss on goodwill impairment	(459,000)	—	—	—	—	—	—	—
Gain on disposal of equipment	72	—	55	264	264	87	(2)	(2)
Provision for doubtful accounts	(1,004)	119	(953)	(1,076)	(1,076)	(236)	(197)	(197)
Changes in operating assets and liabilities, net of acquisitions:
Trade accounts receivable	22,557	(39,470)	15,417	39,264	39,264	13,060	8,261	8,261
Inventories	4,769	(6,651)	(880)	35,228	35,228	26,056	22,541	22,541
Other current assets	(673)	1,401	287	1	1	(552)	(305)	(305)
Other assets	(4,306)	—	1,566	1,345	1,345	563	595	595
Trade accounts payable and other accrued expenses	(26,221)	(1,140)	6,396	(66,080)	(64,674)	(55,254)	(32,762)	(25,322)
Other long term liabilities	—	—	(1,674)	(2,903)	(2,903)	(570)	(600)	(600)

Net income (loss)	$(412,847)	$(5,894)	$33,641	$47,632	$59,129	$5,693	$4,623	$10,039
Add:
Cumulative effect of a change in accounting principle	459,000	—	—	—	—	—	—	—
Interest expense, net	36	6,826	41,333	40,706	21,545	8,249	15,881	6,854
Income taxes	29,238	(3,688)	23,289	32,668	40,332	3,939	3,605	7,216
Depreciation and amortization	3,131	252	2,564	2,371	2,371	557	762	762

	Period of	Period of
	January 1,	November 22,				Three Months Ended
	2002 through	2002 through	Year Ended	Year Ended	As Adjusted			As Adjusted
	November 21,	December 31,	December 31,	December 31,	December 31,	March 26,	March 25,	March 25,
	2002	2002	2003	2004	2004	2004	2005	2005

EBITDA	$78,558	$(2,504)	$100,827	$123,377	$123,377	$18,438	$24,871	$24,871
Non-cash stock compensation expense	—	—	—	562	562	—	96	96
Effect of SFAS 141 — inventory revaluation adjustment to cost of goods sold	—	9,000	4,000	—	—	—	—	—
Completion bonuses	6,200	—	—	—	—	—	—	—

Adjusted EBITDA	$84,758	$6,496	$104,827	$123,939	$123,939	$18,438	$24,967	$24,967

(5)	The following adjustments were recorded to the actual amounts shown for the year ended December 31, 2004:

•	We reduced interest expense from $40.7 million to $21.5 million. For the purpose of this adjustment, we assumed that the $660.0 million of debt outstanding at December 31, 2004 had been retired at the beginning of the year and $550.0 million of debt had been issued under our new or amended credit facility at that time. We also assumed that scheduled principal payments were made on our new debt throughout 2004. We calculated the adjusted interest expense using current LIBOR rates during each quarter of 2004 plus a 2.25% spread. Additionally, based on our expectations regarding financing fees that will be incurred in connection with the execution of the new credit facility, we assumed that the amortization of deferred financing fees was $1.2 million rather than the $3.6 million actually recorded during 2004. An increase of 0.125% in interest rates would have increased interest expense by approximately $0.7 million.

•	We increased income tax expense from $32.7 million to $40.5 million. For the purpose of this adjustment, we calculated the effect of the interest expense adjustment described using an effective income tax rate of 40.0%.

•	We increased net cash from operating activities from $59.4 million to $67.1 million. This increase was the net effect of $15.4 million of reduced interest payments, offset by $7.7 million of additional income tax payments.

•	We increased our net cash used in financing activities from $56.4 million to $275.9 million. For the purpose of this adjustment, we eliminated $250.0 million of proceeds from the issuance of long-term debt, $5.6 million of financing fees to issue long-term debt and $30.0 million of principal payments on our existing long-term debt. We reduced this amount by $5.0 million of scheduled principal payments on our new credit facility.

•	We reduced cash and cash equivalents and total assets by $13.1 million, which represents the estimated net proceeds from this offering and the restructuring of our debt. This estimate was derived from the cash that will be received in the equity offering, less the net cash used to retire existing debt less the estimated cash costs of these transactions.

•	We increased total stockholders’ equity by $101.9 million, which represents the $115.0 million decrease in long-term debt as of December 31, 2004 less the $13.1 million decrease in cash and cash equivalents.

(6)	The following adjustments were recorded to the actual amounts shown for the three months ended March 25, 2005:

•	We reduced interest expense from $15.9 million to $6.9 million. For the purpose of this adjustment, we assumed that the $550.0 million of debt under our new credit agreement was issued on January 1, 2004 and we made scheduled principal payments in subsequent quarters. We calculated the adjusted interest expense using the current LIBOR rate plus a 2.25% spread. Additionally, based on our expectations regarding financing fees that will be incurred in connection with the execution of the new credit facility, we assumed that the amortization of deferred financing fees was $0.3 million rather than the $0.9 million actually recorded during the three months ended March 25, 2005. An increase of 0.125% in interest rates would have increased interest expense by approximately $0.2 million.

•	We increased income tax expense from $3.6 million to $7.2 million. For the purpose of this adjustment, we calculated the effect of the interest expense adjustment described above using an effective income tax rate of 40.0%.

•	We reduced cash and cash equivalents and total assets by $13.1 million, which represents the estimated net proceeds from this offering and the restructuring of our debt. This estimate was derived from the cash that will be received in the equity offering, less the net cash used to retire existing debt less the estimated cash costs of these transactions.

•	We decreased net cash from operating activities from $10.5 million to $7.8 million. This decrease was the net effect of $1.4 million of reduced interest payments, offset by $4.1 million of additional income tax payments.

•	We increased net cash used in financing activities by $1.3 million, which represents scheduled principal payments under the amended or new credit facility.

Risk Factors
      You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment. The risks described below comprise those material risks of which we are currently aware.
Risks Related to Our Business
Downturns in the water and wastewater transmission products industry have in the past, and may in the future, result in a decrease in our revenues and operating results through reduced sales of our products to our contractor and municipal customers.
      The water and wastewater transmission products industry is affected by changes in economic conditions, including national, regional and local slowdowns in construction activity and the amount spent by municipalities on waterworks infrastructure. Economic downturns in any of our regional markets could reduce the level of construction activity, and thus our level of sales, in that region. We distribute many of our products to waterworks contractors in connection with residential, commercial and industrial construction projects. In the residential housing market, new housing starts serve as an indicator of the level of activity. Housing starts are influenced by interest rates, availability of financing, housing affordability, unemployment rates, demographic trends, gross domestic product and consumer confidence, and, historically have decreased during economic slowdowns. In the commercial and industrial construction markets, activity level depends on the general economic outlook, corporate profitability, interest rates and existing plant capacity utilization. In addition, water and wastewater transmission products sales are subject to the availability of funding for municipal waterworks projects and reduced municipal funding could adversely affect our sales. In general, many of the factors that influence waterworks transmission products sales are not within our control.
The sale of water and wastewater transmission products is subject to seasonal and weather-related fluctuations which makes our operating results subject to quarterly or annual fluctuations.
      The sale of water and wastewater transmission products is subject to seasonal and weather-related fluctuations. Our net sales are typically higher during the second and third calendar quarters and lower during the first and fourth calendar quarters due to reduced construction activity during the winter. Adverse weather conditions in our markets may also decrease the level of construction activity and therefore our sales.
The U.S. waterworks products distribution market is highly competitive and increased competition could result in reduced sales and profitability and a decrease in our market share.
      We compete primarily with two national competitors that are divisions or subsidiaries of companies that have significantly greater financial, marketing and other resources than we have. We also compete with a large number of distributors and a limited number of manufacturers who sell directly to large customers within our customer base.
      Our contracts with municipalities are often awarded and renewed through periodic competitive bidding. We may not be successful in obtaining or renewing these contracts. Our inability to replace a significant number of contracts lost through competitive bidding processes with other revenue sources within a reasonable time could be harmful to our business and financial performance.
The loss of any member of our senior management team could adversely affect us.
      Our operations depend on the continued efforts of our senior management. We have entered into various agreements and compensation arrangements with our senior executives, including Harry Hornish as President and Chief Executive Officer, Philip Keipp as Vice President and Chief Financial Officer and Terry Howell as Chief Information Officer, designed to encourage their retention. However, we do not have employment agreements with every member of the senior management team. Each member of our senior management team has substantial experience and expertise in our industry and has made significant contributions to our growth and success. The loss of their services could limit our ability to grow our business and cause disruptions in our operations.
Failure to retain and attract qualified branch managers and sales persons could limit our growth and negatively impact our operations.
      Our business results depend largely upon our branch managers and sales personnel and their experience, knowledge of local market dynamics and specifications and long-standing customer relationships. Our inability to retain or hire qualified branch managers or sales persons at economically reasonable compensation levels would restrict our ability to grow our business, limit our ability to continue to successfully operate our business and result in lower operating results and profitability.
Our cost of PVC pipe is volatile and increases in the cost of PVC pipe or unexpected PVC pipe shortages could adversely impact our operating results.
      The cost of the PVC pipe that we distribute can fluctuate due to supply and demand dynamics in the PVC pipe and PVC resin markets. For example, our purchase price of PVC pipe averaged $0.54, $0.41 and $0.36 per pound for the years ended December 31, 2004, 2003 and 2002, respectively, with our 2004 PVC purchase price ranging from a quarterly average of $0.46 to $0.58 per pound. Significant fluctuations in these markets cause volatility in our operating performance. While in the past we have been able to pass through the majority of the price changes in PVC pipe to our customers, our inability to do so in the future could have an adverse impact on our results of operations.
Loss of key suppliers or reduced product availability could decrease sales and earnings.
      Our 10 largest suppliers in 2004 accounted for approximately 61% of our purchases and a group of affiliated suppliers accounted for approximately 13% of our purchases. The loss of any of these suppliers, or a reduction in supplier participation in our preferred vendor programs, could decrease the availability of products to us, which could limit our ability to satisfy our customers’ product needs.
We rely on our IT systems to manage many aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our business.
      A serious disruption of our IT system could significantly limit our ability to manage and operate our business efficiently. We depend on our IT system to process orders, track credit risk and manage inventory and accounts receivable collections. Our system also allows us to efficiently purchase products from our suppliers and ship products to our customers on a timely basis, maintain cost-effective operations and provide superior service to our customers. While we have contingency plans in place in case of an emergency, we cannot assure you that the plans will allow us to continue to operate at our current level of efficiency.
Our sales are predominately on credit and an inability to collect trade account receivables on a timely basis would reduce our operating results and cash flow and cause our financial condition to deteriorate.
      Substantially all of our net sales are credit sales made primarily to contractors, whose ability to pay depends in part on the economic strength of the construction industry in their areas, and municipalities, whose ability to pay depends in part on their local waterworks-related and tax revenues. Future downturns in the regional or local economies that we serve, including reductions in the revenue base of municipalities or the weak financial performance of our customers, could lessen our ability to collect trade accounts receivable on a timely basis and, in turn, could cause our results of operations and cash flow to be reduced and our financial condition to deteriorate.
The development of alternatives to water and wastewater transmission products distributors in the supply chain could cause a decrease in our sales and operating results and limit our ability to grow our business.
      Our customers could begin purchasing more of their product needs directly from manufacturers, which could result in decreases in our sales and earnings. Our suppliers could invest in infrastructure to expand their own local sales force and sell more products directly to our customers. Multiple municipalities may outsource their entire waterworks systems to a single company, thereby increasing such company’s leverage in the marketplace and its ability to buy directly from suppliers.
We may become subject to asbestos liabilities in the future to the extent we are found to be a successor to U.S. Filter and to the extent U.S. Filter, United States Filter Corporation and Veolia Environnement are unable to fulfill their contractual obligations, in which event our financial condition and earnings would deteriorate to the extent we are required to satisfy these asbestos liabilities.
      We could become subject to asbestos liabilities in the future to the extent we are found to be a successor to U.S. Filter and to the extent U.S. Filter, United States Filter Corporation and Veolia are unable to fulfill their contractual obligations as described below. Certain of U.S. Filter’s predecessors distributed or may have distributed cement pipe containing asbestos. Certain of these predecessors are or have been defendants in lawsuits seeking to recover damages for alleged exposure to asbestos in these pipes. The Acquisition was structured as an asset purchase, and we did not assume any existing or future asbestos-related liabilities relating to U.S. Filter or its predecessors. U.S. Filter and United States Filter Corporation retained these liabilities and jointly and severally agreed to indemnify and defend us from and against these liabilities on an unlimited basis with no termination date. In addition, Veolia has guaranteed all obligations of United States Filter Corporation and U.S. Filter under the asset purchase agreement, including the indemnity discussed above, up to an aggregate of $50.0 million for a period ending November 22, 2017. Historically, courts have not held the acquirer of an entity’s assets liable for liabilities that are not assumed as part of the transaction unless the asset buyer is found to be a “successor” to the asset seller.
Risks Relating to the Common Stock
You may not receive the intended level of dividends on our common stock or any dividends at all.
      We currently intend to pay quarterly cash dividends on our common stock at an annual rate of $           per share. However, dividend payments are not mandatory or guaranteed, and our board of directors may, in its discretion, not declare a dividend, decrease the level of dividends or entirely discontinue the payment of dividends. Your decision whether to purchase shares of our common stock should allow for the possibility that no dividends will be paid. You may not receive any dividends as a result of the following factors, among others:

•	we are not legally or contractually required to pay dividends;

•	we may modify or revoke our policy to pay a regular quarterly dividend;

•	even if we do not modify or revoke our dividend policy, the actual amount of dividends distributed and the decision to make any distribution is entirely at the discretion of our board of directors and future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, acquisition opportunities, provisions of applicable law and other factors that our board of directors may deem relevant;

•	the amount of dividends distributed is and will be subject to contractual restrictions under:

•	the terms of our credit facility; and

•	the terms of any other outstanding indebtedness incurred by us or any of our subsidiaries after the completion of this offering; and

•	the amount of dividends distributed is subject to state law restrictions.
      Under Delaware law, our board of directors may declare dividends only to the extent of our “surplus” (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year. Although we believe we will have sufficient net profits or surplus to pay dividends at the anticipated levels during the first four full fiscal quarters after the closing of this offering, our board of directors will seek periodically to assure itself of this before actually declaring any dividends.

      In addition, the payment of a cash dividend on our common stock will be considered a restricted payment under our credit facility, and the amount of cash dividends on our common stock, if any, is limited unless we satisfy certain conditions. The terms of our credit facility will prohibit us from paying cash dividends on our common stock if a default or an event of default has occurred and is continuing under this agreement. Furthermore, we will be permitted under the terms of our debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. We cannot assure you that the agreements governing our current and future indebtedness will permit us to pay dividends on our common stock.
To pay dividends at intended levels, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control. We may not generate sufficient funds from operations to pay dividends with respect to shares of our common stock.
      We may not retain a sufficient amount of cash to fund our operations consistent with past levels of funding in the event of a significant business downturn. Our ability to pay dividends will depend on our ability to generate cash flow from operations in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, and other factors that are beyond our control. We cannot assure you, however, that our business will generate sufficient cash flow from operations, or have sufficient surplus or net profits, as the case may be, under Delaware law, in an amount sufficient to enable us to pay our indebtedness, pay dividends or to fund our other liquidity needs. If we do not have sufficient cash to fund dividend payments, we would either reduce or eliminate dividends or rely on cash provided by financing activities to fund dividend payments, and such financing may or may not be available.
      A significant portion of our cash flow from operations will be dedicated to capital expenditures and debt service. In addition, we currently expect to distribute a significant portion of our cash earnings to our stockholders in the form of quarterly dividends. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures or to fund our operations.
      We may also be forced to raise additional capital or sell assets and, if we are forced to pursue any of these options under distressed conditions, our business and the value of your investment in our common stock could be adversely affected. In addition, these alternatives may not be available to us when needed or on satisfactory terms due to prevailing market conditions, a decline in our business, or restrictions contained in the agreements governing our indebtedness.
Our substantial debt could restrict our ability to pay dividends on our common stock and have an adverse impact on our financing options and liquidity position.
      As of March 25, 2005, after giving effect to the Transactions, we would have had approximately $           million of total consolidated debt. Our substantial debt could have important adverse consequences to the holders of our common stock, including:

•	limiting our ability to pay dividends on our common stock or make payments in connection with our other obligations, including under our credit facility and the new the notes, as the case may be;

•	limiting our ability in the future to obtain additional financing for working capital, capital expenditures or acquisitions;

•	limiting our ability in the future to refinance our debt on terms acceptable to us or at all;

•	likely requiring that a significant portion of our cash flow from operations is likely to be dedicated to the payment of the principal of and interest on our debt, thereby reducing funds available for future operations, acquisitions, dividends on our common stock and/or capital expenditures;

•	increasing our vulnerability to economic and industry downturns and conditions, including changes in interest rates; and

•	placing us at a competitive disadvantage compared to those of our competitors that have less debt.
      Subject to certain covenants, our credit facility will permit us to incur additional debt. Any additional debt that we may incur would exacerbate the risks described above.

      In addition, as a result of general economic conditions, conditions in the lending markets, the results of our business or for any other reason, we may elect or be required to amend or refinance our credit facility at or prior to maturity, or enter into additional agreements for debt. Any such amendment, refinancing or additional agreement may contain covenants that could limit in a significant manner our ability to pay dividends to you.
We are a holding company and rely on dividends, interest and other payments, advances and transfers of funds from our operating subsidiary and investments to meet our debt service and other obligations.
      We are a holding company and conduct all of our operations through National Waterworks, our operating subsidiary. We currently have no significant assets other than the equity interests in National Waterworks. As a result, we will rely on dividends and other payments or distributions from National Waterworks and any future operating subsidiaries to pay dividends with respect to our common stock and to meet our debt service obligations generally. The ability of National Waterworks to pay dividends or make other payments or distributions to us will depend on its operating results and may be restricted by, among other things, its debt and other agreements, the terms of our credit facility, and the covenants of any future outstanding indebtedness we or our subsidiaries incur.
      National Waterworks has no obligation, contingent or otherwise, to make funds available to us, whether in the form of loans, dividends or other distributions.
      Accordingly, our ability to pay dividends with respect to shares of our common stock and to repay our credit facility at maturity or otherwise may be dependent upon factors beyond our control. Subject to limitations in our credit facility, our subsidiaries may also enter into agreements that contain covenants prohibiting them from distributing or advancing funds or transferring assets to us under certain circumstances, including to pay dividends.
Our credit facility will contain covenants that will limit our business flexibility by imposing operating and financial restrictions on our operations.
      Covenants in our credit facility will impose significant operating and financial restrictions on us. These restrictions will prohibit or limit, among other things:

•	the incurrence of additional indebtedness and the issuance by our subsidiaries of preferred stock;

•	the payment of dividends on, and purchases or redemptions of, capital stock;

•	a number of other restricted payments, including investments;

•	the creation of liens;

•	the ability of our subsidiaries to guarantee our and their indebtedness;

•	specified sales of assets;

•	the creation of encumbrances or restrictions on the ability of our subsidiaries to distribute and advance funds or transfer assets to us or any other subsidiary;

•	specified transactions with affiliates;

•	sale and leaseback transactions; and

•	certain consolidations, mergers and sales and transfers of assets by or involving us.
      Our credit facility will also contain covenants that will require us to maintain specified financial ratios and satisfy financial condition tests, including, without limitation, a maximum total leverage ratio and a minimum interest coverage ratio.
      Our ability to comply with the covenants, ratios or tests contained in our credit facility, or in the agreements governing our future indebtedness, may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of these covenants, ratios or tests could result in a default under such agreements. Certain events of default under our credit facility would prohibit us from making dividend payments on our common stock. In addition, upon the occurrence of an event of default under the credit facility, the lenders therein could elect to declare all amounts outstanding under the credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of the indebtedness under our credit facility, our assets may not be sufficient to repay in full the indebtedness under our credit facility and our other indebtedness, if any.
Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock and could impair our ability to raise capital through future sales of equity securities.
      Upon consummation of this offering, there will be                      shares of our common stock outstanding. All shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares of common stock outstanding, including the shares owned by our Sponsors, will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We and the selling stockholders have agreed to a “lock-up,” pursuant to which neither we nor they will sell any shares without the prior consent of                     for            days after the date of this prospectus. Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.
      We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.
Our Sponsors control us and their interests may conflict with or differ from your interests as a stockholder. Our Sponsors, as the principal selling stockholders, will realize substantial benefits from the sale of shares in this offering.
      After the consummation of this offering, our Sponsors will beneficially own approximately      % of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, our Sponsors will beneficially own approximately      % of our common stock. In addition, representatives of our Sponsors will occupy                     of the                     seats on our board of directors. As a result, our Sponsors will have the ability to prevent any transaction that requires the approval of our board of directors and will have the ability to influence all matters requiring stockholder approval, including the election of our directors and the approval of significant corporate transactions such as mergers, tender offers and the sale of substantially all of our assets. The interests of our Sponsors and their affiliates could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by our Sponsors could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which you as a stockholder, may otherwise view favorably. Our Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Further, our Sponsors will realize substantial benefits from the sale of their shares in this offering. A sale of a substantial number of shares of stock in the future by funds affiliated with our Sponsors could cause our stock price to decline in the future. In addition, J.P. Morgan Securities Inc., one of the underwriters in this offering, may be deemed to be an affiliate of JPMP, one of the selling stockholders, which could present a conflict of interest since such underwriter may have an interest in the successful completion of this offering in addition to receiving underwriting discounts and commissions.

Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.
      Provisions of our amended and restated certificate of incorporation and amended and restated by-laws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval; the general inability of stockholders to act by written consent; and advance notice requirements for nominating directors or introducing other business to be conducted at stockholder meetings.
      The foregoing factors could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. Such provisions also may have the effect of preventing changes in our management. See “Description of Capital Stock.”
You will suffer an immediate and substantial dilution in the net tangible book value of the common stock you purchase.
      Some prior investors have paid substantially less per share than the price in this offering. The initial offering price is expected to be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Accordingly, based on an assumed initial public offering price of $           per share (the midpoint of the range set forth on the cover page of this prospectus), purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $           per share in net tangible book value of the common stock. See “Dilution.”

Disclosure Regarding Forward-Looking Statements
      This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “forecasts,” “plans,” “intends,” “believes,” “may,” “should” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, we cannot assure you that management’s expectations, beliefs and projections will result or be achieved.
      There are a number of risks, uncertainties and other factors, many of which are outside of our control, that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such factors may include, among other things:

•	waterworks industry trends;

•	general economic and business conditions, particularly any economic downturns;

•	increases in the amount of our indebtedness;

•	unexpected seasonal or climatic fluctuations;

•	competition;

•	our ability to retain our senior management and to attract and retain other qualified personnel;

•	the availability and terms of additional capital we may require to fund our operations;

•	any restrictions imposed by our debt agreements;

•	disintermediation in the water and wastewater transmission products supply chain;

•	the availability of third-party transportation providers;

•	fluctuations in the cost of polyvinyl chloride (PVC) pipe;

•	continued access to key suppliers;

•	availability of our IT system; and

•	any other factors set forth under “Risk Factors” and elsewhere in this prospectus.
      There may be other factors that could cause our actual results to differ materially from the results referred to in forward-looking statements included in this prospectus. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

Use of Proceeds
      The table below sets forth an estimate of the funds required to effect the Transactions and our uses of such funds. We expect to receive $           million of gross proceeds from the sale of our common stock. The estimated sources and uses are based on an assumed offering price of $           per share of common stock, which represents the mid-point of the range set forth on the cover page of this prospectus. This table assumes that we repurchase all outstanding 10.50% Notes in the Tender Offer and all outstanding 12.50% Notes. Actual amounts may vary from the amounts shown below.

Sources:
Common stock offered hereby	$
Credit facility

Total sources of funds	$

Uses:
Repay existing credit facility(1)	$
Repurchase 10.50% Notes(2)
Repurchase 12.50% Notes(3)
Fees and expenses(4)

Total uses of funds	$

(1)	All revolving loans under our existing credit facility mature on November 22, 2008 and bear interest in the manner described under “Description of Certain Indebtedness — Our Existing Credit Facility,” to which you should refer for a description of our existing credit facility, including the other parties thereto. A portion of the proceeds used to repay indebtedness under our existing credit facility will be paid to affiliates of certain of the underwriters.

(2)	The 10.50% Notes mature on November 22, 2012.

(3)	The 12.50% Notes mature on January 1, 2014. A portion of the proceeds used to repurchase the 12.50% Notes will be paid to affiliates of one of the underwriters.

(4)	Includes tender premium, redemption premium, underwriting discount, arrangement fees payable to the providers of our credit facility, payments to our Sponsors in connection with the termination of our management agreement and $ million in other fees and expenses.
      We will not receive any proceeds for the sale of our common stock by the selling stockholders, including if the underwriters exercise the option to purchase additional shares. In the aggregate, the selling stockholders and their affiliates will receive approximately $           million of the net proceeds of this offering, or approximately $           million if the underwriters’ option to purchase additional shares is exercised in full.
      JPMP, one of the selling stockholders, may be deemed to be an affiliate of one of the underwriters. In addition, in connection with the Transactions, we will pay approximately $          , of which may include proceeds from this offering, to affiliates of the underwriters in connection with the Tender Offer for the outstanding 10.50% Notes and the repurchase of the 12.50% Notes. Such amount may include a tender or redemption premium. See “Underwriting.”
Dividend Policy
      We currently expect to pay dividends quarterly at an initial annual level of $          per share. However, there can be no assurance that we will declare or pay any dividends. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our credit facility and other factors our board of directors deem relevant.
      In December 2003, March 2004 and May 2004, we paid dividends in respect of our outstanding shares of Class B common stock of $39.3 million, $6.1 million and $4.8 million, respectively. In October 2004, we paid a dividend of $6.8 million in respect of our outstanding shares of Class A common stock and a dividend of $253.2 million in respect of our outstanding shares of Class B common stock.

Capitalization
      The following table sets forth our cash and cash equivalents and capitalization as of March 25, 2005 (i) on an actual basis and (ii) on an as adjusted basis to give effect to this offering, the amendment to our existing credit facility or our entry into the credit facility, the Tender Offer and the repurchase of the 12.50% Notes. The information should be read in conjunction with “Summary Financial and Other Data,” “Use of Proceeds,” “Selected Financial Data” and the consolidated historical financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	As of March 25, 2005

	Actual	As Adjusted
(dollars in millions, except share information)
Cash and cash equivalents	$29.0	$15.9

Debt:
Existing credit facility	$210.0	$—
Amended/new credit facility	—	550.0
12.50% Notes	250.0	—
10.50% Notes	200.0	—

Total debt	660.0	550.0

Stockholders’ equity (deficit):
Common stock, par value $0.01 per share; shares authorized; shares issued and outstanding
Additional paid-in capital	0.1	86.4
Retained earnings	(18.6)	(1.7)

Total stockholders’ equity (deficit)	(18.5)	84.7

Total capitalization	$641.5	$634.7

Dilution
      Dilution is the amount by which:

•	the portion of the offering price paid by the purchasers of our common stock in this offering, exceeds

•	the net tangible book value or deficiency per share of our common stock after the offering.
      Net tangible book value or deficiency per share of our common stock is determined at any date by subtracting our total liabilities from our total tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.
      Our net tangible book deficiency as of March 25, 2005 was approximately $           million, or $           per share of common stock. After giving effect to our receipt and intended use of approximately $           million of estimated net proceeds (after deducting estimated underwriting discounts and commissions and offering expenses) from our sale of common stock in this offering and borrowings we expect to receive under our new credit facility, and assuming that all of the outstanding 10.50% Notes are tendered pursuant to the tender offer for such notes and we repurchase all of the 12.50% Notes, our pro forma as adjusted net tangible book deficiency as of March 25, 2005 would have been approximately $           million (after adjustment), or $           per share of common stock. This amount represents an immediate increase in net tangible book value of $           per share of our common stock to existing stockholders and an immediate dilution of $           per share of our common stock to new investors purchasing our common stock in this offering.
      The following table illustrates this substantial and immediate dilution to new investors:

Per Share of
Common Stock

Initial public offering price per share of our common stock	$

Net tangible book value (deficiency) per share as of March 25, 2005	$
Increase per share attributable to cash payments made by investors in the offering	$

Pro forma as adjusted net tangible book value (deficiency) after this offering	$

Dilution in net tangible book value per share to new investors	$

      The following table sets forth on a pro forma basis as of March 25, 2005 assuming no exercise of the underwriters’ option to purchase additional shares:

•	the total number of shares of our common stock owned by our existing equity investors and our officers and the total number of shares of our common stock to be owned by the new investors purchasing our common stock in this offering, as represented by our common stock to be sold in this offering;

•	the total consideration paid by such equity investors and such officers and to be paid by the new investors purchasing our common stock in this offering; and

•	the average price per share of existing common stock by such existing equity investors and such officers and the average price per share of our common stock to be paid by new investors purchasing our common stock in this offering:

Shares of
	Common Stock						Average Price
	Purchased			Total Consideration			Per Share of
Common
	Number	Percent		Amount	Percent		Stock

Existing equity investors and officers	$		%	$		%	$
New investors	$		%	$		%	$

Total	$		%	$		%	$

Selected Financial Data
      The following table sets forth selected historical financial and other operating data of:

•	U.S. Filter Distribution Group, Inc. as of and for the years ended December 31, 2000 and 2001, as of November 21, 2002, and for the period from January 1, 2002 to November 21, 2002. Information for the period from January 1, 2002 to November 21, 2002 was derived from U.S. Filter’s audited financial statements appearing elsewhere in this prospectus. Information as of and for the years ended December 31, 2000 and 2001 and as of November 21, 2002 was derived from U.S. Filter’s consolidated financial statements that are not included herein;

•	National Waterworks Holdings, Inc. for the period from November 22, 2002 to December 31, 2002, and as of and for the years ended December 31, 2003 and 2004. Such information was derived from the audited consolidated financial statements of National Waterworks Holdings, Inc. appearing elsewhere in this prospectus. Information as of December 31, 2002 was derived from the consolidated financial statements of National Waterworks Holdings, Inc. that are not included herein; and

•	National Waterworks Holdings, Inc. as of and for each of the three months ended March 25, 2005 and March 26, 2004. Such information was derived from the unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments considered necessary for a fair presentation of our financial condition and results of operations for such periods. Operating results for the three months ended March 25, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.
      The information set forth below should be read in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Predecessor — U.S. Filter Distribution
	Group, Inc. and Subsidiary			Successor — National Waterworks Holdings, Inc.

			Period of	Period of			Three Months	Three Months
	Year Ended	Year Ended	January 1 to	November 22 to	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	November 21,	December 31,	December 31,	December 31,	March 26,	March 25,
(dollars in thousands except per share information)	2000	2001	2002	2002	2003	2004	2004	2005

Statements of operations data:
Net sales	$1,173,323	$1,120,330	$1,058,768	$94,250	$1,281,069	$1,522,070	$280,022	$339,448
Cost of goods sold(1)	936,502	880,569	831,764	82,005	1,013,079	1,212,582	223,572	269,599

Gross profit	236,821	239,761	227,004	12,245	267,990	309,488	56,450	69,849
Operating expenses:
Selling, general and administrative	151,488	152,470	139,825	14,737	167,152	186,466	38,075	44,899
Loss on accounts receivable securitization	—	536	2,480	—	—	—	—	—
Depreciation and amortization	28,625	28,594	3,131	252	2,564	2,371	557	762
Operating income (loss)	56,708	58,161	81,568	(2,744)	98,274	120,651	17,818	24,188
Other income (expense):
Completion bonuses(2)	—	—	(6,200)	—	—	—	—	—
Interest expense, net	(86)	(79)	(36)	(6,826)	(41,333)	(40,706)	(8,249)	(15,881)
Other	178	(8)	59	(12)	(11)	355	63	(79)

Income (loss) before income taxes and cumulative effect of a change in accounting principle	56,800	58,074	75,391	(9,582)	56,930	80,300	9,632	8,228
Income tax expense (benefit)	31,237	31,924	29,238	(3,688)	23,289	32,668	3,939	3,605

Income (loss) before cumulative effect of a change in accounting principle	25,563	26,150	46,153	(5,894)	33,641	47,632	5,693	4,623
Cumulative effect of a change in accounting principle(3)	—	—	(459,000)	—	—	—	—	—

Net income (loss)	$25,563	$26,150	$(412,847)	$(5,894)	$33,641	$47,632	$5,693	$4,623

Per share information:
Class A common stock:
Basic earnings per share				$—	$—	$1.59	$—	$1.70
Diluted earnings per share				—	—	0.72	—	0.98
Weighted average shares outstanding:
Basic				3	103	231	159	287
Diluted				3	103	507	174	499
Cash dividends per share				—	—	13.27	—	—
Class B common stock:
Basic and diluted earnings (loss) per share				(1.40)	7.97	11.20	1.35	0.98
Weighted average shares outstanding,
Basic and diluted				4,200	4,220	4,220	4,220	4,220
Cash dividends per share				—	9.31	65.15	1.45	—
Other operating data:
Net cash from operating activities	83,728	209,399	56,240	39,044	37,012	59,445	$27,284	$10,527
Net cash from investing activities	(2,595)	(265)	(20,163)	(643,855)	(4,443)	(2,780)	(2,074)	(424)
Net cash from financing activities	(81,625)	(205,099)	(44,061)	644,699	(53,755)	(56,421)	(6,114)	(1)
Capital expenditures	3,273	1,415	1,442	102	2,022	1,424	239	442
Balance sheet data (at period end):
Total assets	$1,438,949	$1,462,116	$1,100,948	$812,817	$802,957	$883,149	$862,875	$923,116
Total debt	2,176	852	631	450,000	440,000	660,000	440,000	660,000
Total stockholder’s equity (deficit)	1,305,024	1,330,224	937,469	204,105	199,473	(23,184)	199,052	(18,466)

(1)	In connection with the Acquisition, we recorded a $13.0 million inventory revaluation adjustment pursuant to Statement of Financial Accounting Standards No. 141, Business Combinations. Of this amount, $9.0 million was recognized in cost of goods sold for the period November 22, 2002 to December 31, 2002. The remaining $4.0 million was recognized in cost of goods sold during the quarter ended March 28, 2003.

(2)	Reflects completion bonuses paid by United States Filter Corporation to certain members of management and other key employees of U.S. Filter upon consummation of the Acquisition.

(3)	Reflects an impairment charge taken by U.S. Filter Corporation prior to the Acquisition relating to the adoption of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. See Note 4 to the audited consolidated financial statements included elsewhere in this report.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
      You should read the following discussion with our consolidated historical financial statements and the accompanying notes thereto included elsewhere in this prospectus.
Overview
      We are a leading distributor of water and wastewater transmission products in the United States. We began operations in 1996 when United States Filter Corporation acquired Davis Water & Waste Industries, Inc. (which changed its name to U.S. Filter Distribution Group, Inc. (“U.S. Filter”)) with the goal of creating the first nationwide waterworks products distribution network. Through the acquisition and combination of four additional large-scale regional waterworks products distributors in 1996 and 1997, we became a major participant in the sector. We have continued to increase our revenues through organic growth, new branch openings and selected strategic acquisitions. In November 2002, we purchased substantially all of the assets and businesses of, and assumed certain liabilities and obligations of, U.S. Filter.
      We generate revenue by distributing a full line of products including pipe, fittings, valves, meters, fire hydrants, service and repair products and other components that are used to transport clean water and wastewater between reservoirs and treatment plants and residential and commercial locations. We face a variety of challenges and opportunities in responding to the dynamics of the water and wastewater transmission industry, characterized by evolving customer needs and intense competition. Our products are integral to building, repairing and maintaining water and wastewater (sewer) systems and serve as part of the basic municipal infrastructure required to support population and economic growth and residential and commercial construction. Through our network of 135 branches in 36 states, we sell to municipalities and to contractors who serve municipalities and also perform residential, commercial and industrial waterworks projects. In addition to significant customer and geographic diversification, our 2004 net sales were split approximately evenly between publicly-funded and privately-funded sales. The following table sets forth our net sales by product category as a percentage of 2004 net sales:

Pipe	44%
Fittings	15%
Valves	11%
Meters	8%
Fire hydrants	6%
Service and repair products	6%
Other	10%

Total	100%

      Our strategy revolves around expanding and strengthening our market presence while focusing on customer service. Additionally, we partner with preferred vendors, manage working capital and work toward improved profitability to improve our overall financial strength. Our financial strength and ability to adapt to current economic conditions is dependent in part on our generation of cash flow, effective working capital management and growth in our business. Additionally, we attempt to mitigate the effect of economic conditions through a highly variable cost structure and low capital spending requirements. We generate cash primarily from our operations.
      We believe our business model, which empowers each branch to manage its business with support from the corporate level, allows us to successfully execute our business strategy. We evaluate the success of our strategy by continually monitoring the profitability and financial performance of each of our branches. The primary metrics that we use to evaluate our branches include return on invested assets, days sales outstanding, inventory turns and days in payables. Return on invested assets, which provides us with an overall measure of each branch’s operating results and working capital management, is calculated by dividing annualized operating income by total working capital and fixed assets. Days sales outstanding is computed by dividing accounts receivable by average daily sales and reflects each branch’s ability to collect accounts receivable in a timely manner. Inventory turns are calculated by dividing annualized cost of goods sold by total inventory and measures each branch’s ability to efficiently manage inventory levels. Days in payables is calculated by dividing accounts payable by average daily costs of goods sold and provides a measure of each branch’s success in managing the purchasing function.
Factors Affecting Our Business
      Commodity Pricing. The price we pay our suppliers for certain products can be volatile due to supply and demand dynamics, which are beyond our control. This volatility can cause fluctuations in our revenues and the related gross profit dollars. We attempt to manage this volatility by adjusting our prices to reflect vendor pricing fluctuations and by managing our inventory levels. However, our gross profit percentage may fluctuate somewhat due to competitive forces or the timing of our price adjustments. The cost of PVC pipe, which represented approximately 24% and 22% of our net sales for the quarter ended March 25, 2005 and the year ended December 31, 2004, respectively, is particularly volatile and we have experienced a significant increase in the cost of PVC pipe during recent quarters. Although we continue to experience significant increases in the cost of PVC pipe, we expect our growth to moderate once vendor price increases return to more customary levels.
      Demand Fluctuations. Our sales are also affected by regional and local changes in commercial and residential construction activity and the level of municipal waterworks spending. The level of activity in the commercial construction market depends on the general economic outlook, corporate profitability, interest rates and existing plant capacity utilization. The level of activity in the residential construction market depends on new housing starts, which are influenced by interest rates, availability of financing, housing affordability, unemployment rates, demographic trends, gross domestic product and consumer confidence. Changing economic conditions in our markets could affect the level of construction activity and, consequently, our net sales. In addition, water and wastewater transmission products sales are subject to the level of waterworks spending by municipalities. We believe municipal spending is a function of the amount of repair and improvements required for existing systems, which are functions of the age of the infrastructure, weather and construction-related damage, the level of maintenance spending, the water infrastructure needs of the municipality relative to other spending needs and the availability of municipal, state or federal funds for waterworks projects.
      Seasonality. Given the seasonal nature of construction activity in many regions of the United States, our results of operations and working capital, including our accounts receivable, inventory and accounts payable, fluctuate during the year. We believe that our significant operations in more mild southern climates moderate the impact of our seasonality. Historically, consistent with annual construction seasonality, our net sales are typically higher during our second and third quarters as compared to the first and fourth quarters. In addition, we typically generate cash from a reduction in net working capital in the fourth quarter of each year and utilize cash from operations to fund increases in net working capital in the first and second quarter of each year.
      Other important factors that could affect our results of operations are set forth in “Risk Factors.”
Critical Accounting Policies and Estimates
      This discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our senior management team has discussed the development, selection and disclosure of these estimates with the Audit Committee of our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

      We deem an accounting policy to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made and if different estimates that reasonably could have been used or changes in the accounting estimates that are reasonably likely to occur periodically could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of the consolidated financial statements.
      Allowance for Doubtful Accounts. Since the beginning of 2002, on average, our bad debt expense has been only 0.08% of net sales. We evaluate the collectibility of accounts receivable based on historical trends, customer transaction history, accounts receivable aging and an evaluation of customer creditworthiness. Initially, a monthly provision is made based on historical experience. We perform a detailed quarterly analysis of accounts receivable and adjust the allowance for doubtful accounts when necessary. While we have a large customer base that is geographically diverse, an economic slowdown in the markets in which we operate may result in higher uncollected accounts receivable and therefore the need to revise estimates for bad debts. To the extent actual credit experience or other assumptions used by management change, the allowance for doubtful accounts would be adjusted, which could affect our operating results.
      Inventories. Since the beginning of 2002, our slow moving inventory has averaged less than 2% of our total inventory. We periodically evaluate our inventories to ensure they are recorded at the lower of cost or market value. The carrying value of our inventory is adjusted monthly based on a review of slow moving inventories, as well as other factors such as adjustments from physical inventory counts. Significant unusual events are accounted for as a reduction of the carrying value of our inventory when appropriate. To the extent future events impact the salability of our products, additional adjustments to the carrying value of our inventory may be required.
      Goodwill and Long-Lived Assets. We review the carrying value of our goodwill for impairment at least annually by comparing the estimated fair value of each of our six reporting units to its carrying value. If the carrying value of a reporting unit exceeds its estimated fair value, an indication exists that goodwill is impaired, and we must perform additional analysis to determine the extent of any impairment. Any such impairment would be reflected as a charge in the statement of operations at that time. Long-lived assets, including property and equipment, are reviewed for possible impairment whenever events or other changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Results of Operations
      The following table sets forth the percentage relationship that certain items from our consolidated financial statements bear in relation to net sales:

	Predecessor —
	U.S. Filter
	Distribution	Successor —
	Group, Inc.	National Waterworks Holdings, Inc.

	Period of	Period of			Three Months	Three Months
	January 1 to	November 22	Year Ended	Year Ended	Ended	Ended
	November 21,	to December 31,	December 31,	December 31,	March 26,	March 25,
	2002	2002	2003	2004	2004	2005

Statements of operations data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	78.6%	87.0%	79.1%	79.7%	79.8%	79.4%

Gross profit	21.4%	13.0%	20.9%	20.3%	20.2%	20.6%
Operating expenses:
Selling, general and administrative	13.2%	15.6%	13.1%	12.2%	13.6%	13.2%
Loss on accounts receivable securitization	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%
Depreciation and amortization	0.3%	0.3%	0.2%	0.1%	0.2%	0.2%

Operating income (loss)	7.7%	(2.9)%	7.6%	8.0%	6.4%	7.2%
Other income (expense):
Completion bonuses	(0.6)%	0.0%	0.0%	0.0%	0.0%	0.0%
Interest expense, net	0.0%	(7.2)%	(3.2)%	(2.7)%	(3.0)%	(4.7)%
Other	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Income (loss) before income taxes and cumulative effect of a change in accounting principle	7.1%	(10.1)%	4.4%	5.3%	3.4%	2.5%
Income tax expense (benefit)	2.8%	(3.9)%	1.8%	2.2%	1.4%	1.1%

Income (loss) before cumulative effect of a change in accounting principle	4.3%	(6.2)%	2.6%	3.1%	2.0%	1.4%
Cumulative effect of a change in accounting principle	(43.3)%	0.0%	0.0%	0.0%	0.0%	0.0%

Net income (loss)	(39.0)%	(6.2)%	2.6%	3.1%	2.0%	1.4%

Three Months Ended March 25, 2005 Compared to Three Months Ended March 26, 2004
      Net Sales. Net sales for the three months ended March 25, 2005 increased $59.4 million, or 21.2%, to $339.4 million from $280.0 million for the three months ended March 26, 2004.
      The following table sets forth our change in net sales by product category (in thousands):

	Three Months Ended	Three Months Ended
Product Category	March 25, 2005	March 26, 2004	Change

Pipe	$150,727	$116,825	$33,902
Fittings	51,052	42,479	8,573
Valves	38,328	33,379	4,949
Meters	28,114	25,118	2,996
Fire hydrants	18,179	16,633	1,546
Service and repair products	20,784	17,277	3,507
Other	32,264	28,311	3,953

	$339,448	$280,022	$59,426

      Due to the number and diversity of the waterworks products that we sell, it is impossible to precisely quantify the portion of our growth that was due to volume and the portion that was due to price. However, based on our internal estimates, we believe that the growth in our sales of pipe products was due primarily to the pass-through of vendor price increases, particularly for our PVC pipe products. For our non-pipe product lines, we believe that our growth was due to a combination of volume growth, changes in the product mix within product categories and the pass-through of vendor price increases.
      Cost of Goods Sold. Cost of goods sold for the three months ended March 25, 2005 increased $46.0 million, or 20.6%, to $269.6 million from $223.6 million for the three months ended March 26, 2004. This increase is due primarily to the significant increase in our cost of pipe, including PVC pipe, as well as increased volume and costs for most other major product lines.
      Gross Profit. As a result of the foregoing, gross profit for the three months ended March 25, 2005 increased $13.4 million, to $69.8 million from $56.4 million for the three months ended March 26, 2004. Our gross profit margin increased to 20.6% for the 2005 period compared to 20.2% in the 2004 period.
      Selling, General and Administrative. Selling, general and administrative expenses, consisting primarily of compensation and benefits expense and facility costs, for the three months ended March 25, 2005 increased $6.8 million, or 17.8%, to $44.9 million from $38.1 million for the three months ended March 26, 2004. This increase is due primarily to increases in costs that vary based on our operating performance, such as variable employee compensation. As a percentage of sales, selling, general and administrative expenses were 13.2% for the 2005 period compared to 13.6% for the 2004 period.
      Interest Expense, Net. Interest expense, net for the three months ended March 25, 2005 increased $7.7 million, or 92.5%, to $15.9 million from $8.2 million for the three months ended March 26, 2004. The increase is a result of additional interest expense related to the $250.0 million of debt issued during October 2004 and higher interest rates during the 2005 period compared to the 2004 period.
      Income Taxes. Our effective income tax rate for the three months ended March 25, 2005 was approximately 43.8% compared to 40.9% for the three months ended March 26, 2004. This increase was due primarily to the fact that we received lower state income tax benefits for the additional interest expense incurred during the 2005 period because we do not file a consolidated tax return in all states.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Net Sales. Net sales for the year ended December 31, 2004 increased $241.0 million, or 18.8%, to $1,522.1 million from $1,281.1 million for the year ended December 31, 2003. The increase reflects the combined effects of a $10.5 million increase in net sales from our acquisition of Midstate Utility Supply, Inc., a regional waterworks distribution company operating in Oklahoma, which we acquired on February 9, 2004, and a $230.5 million increase in net sales of our historical operations.

      The following table sets forth our change in net sales by product category (in thousands):

	Year Ended	Year Ended
	December 31,	December 31,
Product Category	2004	2003	Change

Pipe	$665,335	$511,938	$153,397
Fittings	225,196	196,136	29,060
Valves	175,024	160,996	14,028
Meters	115,946	110,911	5,035
Fire hydrants	89,647	79,800	9,847
Service and repair products	91,701	86,481	5,220
Other	159,221	134,807	24,414

	$1,522,070	$1,281,069	$241,001

      Due to the number and diversity of the waterworks products that we sell, it is impossible to precisely quantify the portion of our growth that was due to volume and the portion that was due to price. However, based on our internal estimates, we believe that the growth in our sales of pipe products was due primarily to the pass-through of vendor price increases, particularly for our PVC pipe products. For our non-pipe product lines, we believe that our growth was due to a combination of volume growth, changes in the mix of our sales within product categories and the pass-through of vendor price increases.
      Cost of Goods Sold. Cost of goods sold, consisting primarily of purchases of the products we distribute from our suppliers, for the year ended December 31, 2004 increased $199.5 million, or 19.7%, to $1,212.6 million from $1,013.1 million for the year ended December 31, 2003. The increase reflects an increase in cost of goods sold of our historical operations which was primarily attributable to the increase in cost of goods sold of pipe products, including PVC pipe products, and increased pricing and volume in all other product categories. Additionally the increase reflects the effect of an $8.9 million increase in cost of goods sold associated with sales resulting from our acquisition of Midstate Utility Supply, Inc. As a percentage of net sales, cost of goods sold increased to 79.7% in 2004 compared to 79.1% in 2003.
      Gross Profit. As a result of the foregoing, gross profit for the year ended December 31, 2004 increased $41.5 million, or 15.5%, to $309.5 million from $268.0 million for the year ended December 31, 2003. Our gross profit margin decreased to 20.3% in 2004 compared to 20.9% in 2003 primarily because lower margin products comprised a slightly higher percentage of our net sales during 2004 as compared to 2003.
      Selling, General and Administrative. Selling, general and administrative expenses, consisting primarily of compensation and benefits and facility costs, for the year ended December 31, 2004 increased $19.3 million, or 11.5%, to $186.5 million from $167.2 million for the year ended December 31, 2003. This increase is primarily related to the sales volume increases discussed above and $1.1 million of additional expenses resulting from our acquisition of Midstate Utility Supply, Inc. As a percentage of net sales, selling, general and administrative expenses were 12.2% in 2004 compared to 13.1% in 2003. This percent decrease is due to an increase in sales volume in 2004 with no corresponding increase to our fixed expenses.
      Interest Expense, Net. Interest expense, net for the year ended December 31, 2004, was $40.7 million, compared to $41.3 million for the year ended December 31, 2003. The decrease resulted primarily from more favorable interest rates on our term loan in 2004, as compared to 2003, additional interest expense recorded in 2003 related to two amendments to our senior credit facility and reductions in the principal balance of our term loan throughout 2003 and 2004. These decreases were partially offset by $5.6 million of additional interest expense on the 12.50% Senior Notes.
      Income Taxes. Our effective income tax rate for the year ended December 31, 2004 was approximately 40.7% compared to 40.9% for the year ended December 31, 2003.

Year Ended December 31, 2003 Compared to Combined Year Ended December 31, 2002
      The following discussions regarding the year ended December 31, 2002 are based on the combined results of operations of U.S. Filter for the period from January 1, 2002 to November 21, 2002 and of National Waterworks for the period from November 22, 2002 to December 31, 2002. The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, and the excess of the purchase consideration over the historical basis of the net assets acquired has been applied to revalue the assets acquired and liabilities assumed to their fair values at November 22, 2002, the date of the Acquisition. Upon completion of the Acquisition, we recorded goodwill of $465.7 million, which was reduced by $9.6 million during 2003 as a result of post-closing purchase price adjustments. The combined 2002 results discussed below are not necessarily indicative of what the full year 2002 would have been if the change in ownership resulting from the Acquisition had not occurred.
      Certain Financial Statement Impacts of the Acquisition. As more fully discussed below, the revaluation of the net assets acquired in the Acquisition did not affect our net sales. However, we recorded a $13.0 million valuation increase in inventory at November 22, 2002 as a result of the asset revaluation. While the increase in the value of our inventory had no cash impact, it did increase our cost of goods sold, adversely impacting our gross profit. We recognized $9.0 million of the impact of the inventory revaluation during the period of November 22, 2002 to December 31, 2002. The final $4.0 million of the inventory revaluation was recognized in the first quarter of 2003.
      Net Sales. Net sales for the year ended December 31, 2003 increased $128.1 million, or 11.1%, to $1,281.1 million from $1,153.0 million for the year ended December 31, 2002. The increase reflects the combined effects of a $6.0 million increase in net sales from our acquisition of Utility Piping Systems, Inc., a regional waterworks distribution company operating in Pennsylvania, New Jersey and Delaware, which we acquired on March 29, 2002, and a $122.1 million increase in net sales of our historical operations.
      The following table sets forth our change in net sales by product category (in thousands):

	Year Ended	Year Ended
Product Category	December 31, 2003	December 31, 2002	Change

Pipe	$511,938	$462,800	$49,138
Fittings	196,136	177,667	18,469
Valves	160,996	142,604	18,392
Meters	110,911	102,732	8,179
Fire hydrants	79,800	71,390	8,410
Service and repair products	86,481	75,851	10,630
Other	134,807	119,974	14,833

	$1,281,069	$1,153,018	$128,051

      Due to the number and diversity of the waterworks products that we sell, it is impossible to precisely quantify the portion of our growth that was due to volume and the portion that was due to price. However, based on our internal estimates, we believe that the growth in our sales of pipe and non-pipe products was due primarily to volume growth, coupled with changes in product mix. To a lesser extent, we believe that the pass-through of vendor price increases contributed to our growth during 2003.

      Cost of Goods Sold. Cost of goods sold for the year ended December 31, 2003 increased $99.3 million, or 10.9%, to $1,013.1 million from $913.8 million for the year ended December 31, 2002. The increase reflects an increase in cost of goods sold of our historical operations which was primarily attributable to the increase in cost of goods sold of pipe products, including PVC pipe products, and increased volume in all other product categories. Additionally the increase reflects the combined effects of a $4.8 million increase in cost of goods sold associated with sales resulting from our acquisition of Utility Piping Systems, Inc. and the recognition of the final $4.0 million impact of the inventory revaluation discussed above. As a percentage of net sales, cost of goods sold decreased to 79.1% in 2003 compared to 79.3% in 2002.
      Gross Profit. As a result of the foregoing, gross profit for the year ended December 31, 2003 increased $28.8 million, or 12.0%, to $268.0 million from $239.2 million for the year ended December 31, 2002. Gross profit increased as a result of our acquisition of Utility Piping Systems, Inc. and increased volume in our historical operations. The increase was partially offset by the adverse impact of the inventory revaluation, representing 0.3% of net sales, recognized during the 2003 period. Our gross profit margin increased to 20.9% in 2003 compared to 20.7% in 2002 as a result of the foregoing factors.
      Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2003 increased $12.6 million, or 8.2%, to $167.2 million from $154.6 million for the year ended December 31, 2002. This increase is primarily related to the sales volume increases discussed above and $0.9 million of additional expenses resulting from our acquisition of Utility Piping Systems, Inc. As a percentage of net sales, selling, general and administrative expenses were 13.1% in 2003 compared to 13.4% in 2002.
      Loss on Accounts Receivable Securitization. Loss on accounts receivable securitization was $2.5 million for the year ended December 31 2002. This loss reflects the sale of a portion of our accounts receivable at a discount relating to an accounts receivable securitization facility that we entered into on December 19, 2001. For more information, see “— Liquidity and Capital Resources” below. Concurrent with the Acquisition, the facility was repaid and terminated in November 2002. Accordingly, there was no related activity in 2003.
      Completion Bonuses. In connection with the Acquisition, we recognized $6.2 million in non-recurring compensation expense in 2002 for payments made by U.S. Filter to certain members of our management upon consummation of the Acquisition.
      Interest Expense, Net. Interest expense, net for the year ended December 31, 2003, was $41.3 million, compared to $6.9 million for the year ended December 31, 2002. The increase reflects interest related to the additional debt we incurred on November 22, 2002 to finance the Acquisition.
      Income Taxes. Our effective income tax rate for the year ended December 31, 2003 was approximately 40.9% compared to 38.8% for the year ended December 31, 2002.
      Cumulative Effect of Change in Accounting Principle. As a result of the adoption of SFAS No. 142 prior to the consummation of the Acquisition, U.S. Filter completed an assessment of whether its goodwill was impaired at January 1, 2002, the date of adoption of SFAS No. 142. As a result of this assessment, U.S. Filter concluded that it was probable that the goodwill then assigned to its reporting units was impaired based in part upon the anticipated sale price of substantially all of its assets and liabilities to National Waterworks. Accordingly, 2002 included a charge for the estimated goodwill impairment of $459.0 million.

Liquidity and Capital Resources
      Net working capital is comprised of current assets, excluding cash and cash equivalents, minus current liabilities. We had net working capital of $121.6 million at March 25, 2005 compared to net working capital of $123.7 million at December 31, 2004. The decrease in net working capital reflects lower working capital needs during the quarter ended March 25, 2005, as compared to the quarter ended December 31, 2004, due to the seasonal reduction in sales volume.
      Net cash provided by operating activities for the three months ended March 25, 2005 was $10.5 million compared to net cash provided by operating activities of $27.3 million for the three months ended March 26, 2004. This change is primarily due to higher interest expense during the 2005 period and the applicable changes in working capital during each period.
      Net cash used in investing activities for the three months ended March 25, 2005 and March 26, 2004 was $0.4 million and $2.1 million, respectively. Net cash used in investing activities for the three months ended March 26, 2004 reflects the acquisition of Midstate Utility Supply, Inc. for a net consideration of $2.0 million. Capital expenditures for the three months ended March 25, 2005 were $0.4 million compared to $0.2 million for the three months ended March 26, 2004.
      Net cash used in financing activities for the three months ended March 25, 2005 and March 26, 2004 was $0.0 and $6.1 million, respectively. Net cash used in the 2004 period represents distributions to stockholders. No such distributions were made during the 2005 period.
      We had net working capital of $123.7 million at December 31, 2004, compared to net working capital of $115.2 million at December 31, 2003. The increase in net working capital is primarily attributable to increased working capital requirements from higher sales volume in the fourth quarter of 2004 compared to 2003.
      Net cash provided by operating activities for the years ended December 31, 2004, 2003 and 2002 (combined) was $59.4 million, $37.0 million and $95.3 million, respectively. The $22.4 million increase in net cash provided by operating activities in 2004 compared to 2003 was primarily attributable to increased sales activity during 2004 combined with an increased focus on effective working capital management. The $58.3 million decrease in net cash provided by operating activities in 2003 compared to 2002 was primarily attributable to a $32.3 million and $33.8 million greater decrease in cash flows from trade accounts receivable and trade accounts payable and accrued expenses, respectively. The decreases in cash flows from trade accounts receivable and trade accounts payable and accrued expenses were primarily due to higher working capital usage to support the increase in sales during 2003. We recognized cash tax benefits of $12.7 million and $12.6 million from the amortization of goodwill in 2004 and 2003, respectively. See notes 3 and 4 to our consolidated historical financial statements included elsewhere in this prospectus.
      Net cash used in investing activities for the years ended December 31, 2004, 2003 and 2002 (combined) was $2.8 million, $4.4 million and $664.0 million, respectively. Net cash used in investing activities for the year ended December 31, 2004 included the $2.0 million acquisition of Midstate Utility Supply, Inc., $1.4 million of capital expenditures and $0.6 million of proceeds from sales of property and equipment. Net cash used in investing activities for the year ended December 31, 2003 included the post-closing purchase price adjustment of $3.2 million paid to United States Filter Corporation related to the level of our working capital at the time of closing of the Acquisition, $2.0 million of capital expenditures and $0.8 million of proceeds from sales of property and equipment. Net cash used in investing activities for the year ended December 31, 2002 (combined) included the cash purchase price of the Acquisition of $643.8 million, the $19.6 million acquisition of Utility Piping Systems, Inc., capital expenditures of $1.5 million and proceeds from sales of property and equipment of $0.9 million.

      Net cash provided by (used in) financing activities for the years ended December 31, 2004, 2003 and 2002 (combined) was ($56.4) million, ($53.8) million and $600.6 million, respectively. Net cash used in financing activities in 2004 reflects dividend distributions of $270.9 million, $15.0 million in principal payments on our term loan, a $15.0 million optional prepayment of our term loan and $5.6 million of financing fees, partially offset by $250.0 million of proceeds from the issuance of the 12.50% Notes. Net cash used in financing activities in 2003 reflects dividend distributions of $39.3 million and $10.0 million in principal payments on the term loan. The 2003 period also reflects a $1.0 million cash equity investment by one of our directors who had not made an investment in us at the time the Acquisition was consummated. The net cash provided by financing activities for the year ended December 31, 2002 (combined), excluding the net proceeds of $644.7 million provided to fund the Acquisition, resulted in net cash used in financing activities of $44.1 million. The $44.1 million reflects the excess of funds transferred to our former parent, United States Filter Corporation, through the cash management program over investments by, and expenditures funded by, United States Filter Corporation during the period January 1, 2002 to November 21, 2002.
      We anticipate that cash provided by operating activities, together with borrowings under our credit facility, will be adequate to meet our currently anticipated operating requirements for at least the next 12 months.
      On October 29, 2004, NWW Holdings issued $250.0 million of unsecured senior notes for the purpose of returning capital to its existing equity holders. These notes, which bear interest at 12.50%, mature January 1, 2014 and provide for quarterly interest payments with payment in kind provisions, as defined in the underlying indenture, at NWW Holdings’ option. In connection therewith, we executed a third amendment to our existing senior credit facility on October 26, 2004. This amendment, among other things, provides for reduced pricing on the term loan and increases the amount of limited dividends and distributions National Waterworks can pay to NWW Holdings. The reduced pricing included a reduction in the applicable margin of the term loan with a step-down provision upon our achieving certain financial ratios. Based on the satisfaction of certain financial covenants and ratios and other conditions, the aggregate amount of dividends that National Waterworks can pay to NWW Holdings refreshed to an aggregate of $125.0 million on January 1, 2005. The $40.0 million per-fiscal-year restriction, with the provision that any amount not paid in the fiscal year for which it is permitted may be carried over to any succeeding fiscal year, remains unchanged. We intend to repurchase the 12.50% Notes in connection with the Transactions.
      Our existing credit facility, as previously amended, consists of a $245.0 million term loan facility, of which $210.0 million was outstanding at December 31, 2004, and a $75.0 million revolving credit facility. No amount was outstanding under the revolving credit facility at December 31, 2004, but approximately $4.4 million of the availability under the revolving credit facility was used to support outstanding letters of credit. The borrowings under the revolving credit facility will be available until its maturity to fund our working capital requirements, capital expenditures and other general corporate needs. The revolving credit facility will mature on November 22, 2008 and will have no scheduled amortization or commitment reductions. The term loan facility will mature on November 22, 2009 and has quarterly scheduled amortization payments of $3.75 million in 2005, $5.0 million in 2006 and $6.25 million in 2007 and 2008, with the balance of the facility to be repaid quarterly during 2009. In addition, we are required to make annual mandatory prepayments of the term loan under the senior credit facility in an amount equal to 75% of Excess Cash Flow, as defined in our senior credit facility, and determined generally as the amount by which our operating cash flow exceeds the sum of our capital expenditures (including in respect of permitted acquisitions), repayments of indebtedness and certain other amounts, or 50% of Excess Cash Flow if our ratio of consolidated total debt to consolidated EBITDA as of the last day of the fiscal year is not greater than 4:0 to 1:0. The term loan is also subject to mandatory prepayments in an amount equal to (i) 75% of the net proceeds from certain equity issuances (or 50% if we meet the foregoing leverage ratio); (ii) 100% of the net cash proceeds of certain debt issuances; and (iii) 100% of the net cash proceeds of certain asset sales or other dispositions of property, in each case subject to certain exceptions. Borrowings under the term loan portion and revolving credit facility bear interest at a variable rate based on, at our option, the Eurodollar rate plus an applicable margin, or a base rate plus a margin. The base rate is the higher of the prime rate or the Federal funds rate plus 0.5%. At December 31, 2004 and 2003, the interest rate on the term loan was 5.06% and 3.92% per annum, respectively. Our senior credit facility permits us to issue up to an additional $100.0 million of credit facilities without the consent of the lenders thereunder, so long as no default or event of default under the senior credit facility has occurred or would occur after giving effect to such issuance and certain other conditions are satisfied, including pro forma compliance with certain leverage ratios. We may purchase an interest note cap in connection with the floating rate borrowings under our credit facility or swap a portion of the floating rate borrowings for fixed rate debt that, in either case, will effectively limit the interest rate on such borrowings.
      National Waterworks’ $200.0 million aggregate principal amount of senior subordinated notes due 2012 bear interest at 10.50% per annum, with interest due semi-annually on June 1 and December 1 of each year. We intend to commence a Tender Offer for all outstanding 10.50% Notes in connection with the Transactions.
Contractual Obligations
      Contractual obligations at March 25, 2005 are estimated as follows (dollars in thousands):

		Less than	One to	Four to	More than
	Total	One Year	Three Years	Five Years	Five Years

Term B Notes(1)	$210,000	$15,000	$45,000	$150,000	$—
10.50% Notes(2)	200,000	—	—	—	200,000
12.50% Notes(3)	250,000	—	—	—	250,000
Operating leases	37,000	12,000	16,000	6,000	3,000
Sponsor fees(4)	10,000	1,000	2,000	2,000	5,000
Employment agreements(5)	2,000	1,000	1,000	—	—

	$709,000	$29,000	$64,000	$158,000	$458,000

(1)	Represents indebtedness under the existing credit facility. In addition to the contractually scheduled principal payments shown above, we are required to make mandatory prepayments of excess cash flow at the end of every fiscal year. Interest on Term B notes is based, at our option, on current LIBOR rate plus 2.50% or prime plus 1.50%. The interest rate at March 25, 2005 was 5.06%. Based on this interest rate, interest on the Term B Notes would be approximately $10.6 million per year.

(2)	The 10.50% Notes mature on December 1, 2012. However, we have the option to redeem the notes at the following redemption prices (expressed in percentages): 105.25% in 2007, 103.50% in 2008, 101.75% in 2009 and 100% in 2010 and thereafter. Interest on the 10.50% Notes is $21.0 million per year.

(3)	The 12.50% Notes mature on January 1, 2014. However, we have the option to redeem the notes at the following redemption prices (expressed in percentages): 105.00% in 2005, 103.75% in 2006, 102.50% in 2007, 101.25% in 2008 and 100.00% in 2010 and thereafter. Interest on the 12.50% Notes is approximately $31.3 million per year.

(4)	Beginning July 1, 2004, we began paying annual management fees of $1.0 million in aggregate to our Sponsors, JPMP and THL, for financial advisory and other services. The management agreement continues until terminated by a sponsor in accordance with its terms. The management agreement will be terminated concurrently with the consummation of this offering. Upon termination under certain conditions, each sponsor will be entitled to receive a termination fee equal to the net present value of the fees that would have been paid to the sponsor for the 10-year period commencing on the date of termination. For the purpose of the above table, we have included 10 years of management fees.

(5)	Obligations for employment agreements with certain executive officers are based on each officer’s base salary plus guaranteed 10 percent bonus for the remaining life of each applicable employment agreement.

      Contractual obligations at March 25, 2005 after giving effect to this offering, the entry into the new credit facility, the tender offer for the 10.50% Notes and the repurchase of the 12.50% Notes are estimated as follows (dollars in thousands)(1):

		Less than	One to	Four to	More than
	Total	One Year	Three Years	Five Years	Five Years

Credit facility(2)	$550,000	$5,000	$10,000	$10,000	$525,000
Operating leases	37,000	12,000	16,000	6,000	3,000
Employment agreements(3)	2,000	1,000	1,000	—	—

	$589,000	$18,000	$27,000	$16,000	$528,000

(1)	The management agreement with the Sponsors is not reflected in this table because it will be terminated concurrently with the consummation of this offering.

(2)	We intend to borrow $550.0 million under the credit facility in connection with this offering. We anticipate that scheduled principal payments will be approximately $5.0 million per year. As of March 25, 2005, we estimate that the interest rate on these borrowings would have been approximately 4.8%. Based on this interest rate, interest on these borrowings would be approximately $26.4 million per year.

(3)	Obligations for employment agreements with certain executive officers are based on each officer’s base salary plus guaranteed 10 percent bonus for the remaining life of each applicable employment agreement.
Holding Company
      As a holding company, our investment in National Waterworks constitutes substantially all of our operating assets. Consequently, National Waterworks conducts all of our consolidated operations and owns substantially all of our operating assets. Our principal source of the cash required to pay our and National Waterworks’ obligations is the cash that National Waterworks generates from its operations. National Waterworks is a separate and distinct legal entity and has no obligations to make funds available to us. The terms of the credit facility restrict National Waterworks from paying dividends, making loans or other distributions and otherwise transferring assets to us. Furthermore, National Waterworks is permitted under the terms of the credit facility to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by it to us. The agreements governing our current and future indebtedness may not permit National Waterworks to provide us with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on our indebtedness when due. If we consummate an acquisition, our debt service requirements could increase. We may need to refinance all or a portion of our indebtedness, on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.
Recent Accounting Pronouncements
      In November 2002, the EITF reached consensus on Issue 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. The consensus was reached that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should be treated as a reduction of cost of sales when recognized in the customer’s income statement. This presumption can be overcome if the consideration can be shown to represent either a payment for assets or services delivered to the vendor or a reimbursement of costs incurred by the reseller to sell the vendor’s products. It also reached consensus on when a customer should recognize a rebate or refund that is payable only if the customer completes a specified level of purchases. Recognition should occur when the rebate or refund is probable and reasonably estimable and should be based on a systematic and rational method. We have historically accounted for such consideration as a reduction of cost of goods sold when the vendor rebate is probable and reasonably estimable and based on a systematic and rational allocation of the cash consideration to be received. We estimated the adoption of this EITF increased net income by $1.4 million for the year ended December 31, 2003.

      In November 2004, the FASB issued SFAS No. 151, Inventory Costs — An amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS No. 151 requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We plan to adopt SFAS No. 151 on January 1, 2006. The adoption of SFAS No. 151 is not expected to have a significant impact on our consolidated financial statements.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have “commercial substance.” Previously, Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We plan to adopt SFAS No. 153 on July 1, 2005. The adoption of SFAS No. 153 is not expected to have a significant impact on our consolidated financial statements.
      In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment: an Amendment of FASB Statements No. 123 and 95 (SFAS No. 123R). SFAS No. 123R requires the recognition in the income statement of the grant-date fair value of stock options and other equity-based compensation issued to employees. SFAS No. 123R is effective for most public companies’ annual periods beginning after June 15, 2005. We plan to adopt SFAS No. 123R prospectively on January 1, 2006. The adoption of SFAS No. 123R is not expected to have a significant impact on our consolidated financial statements.
Quantitative and Qualitative Disclosures about Market Risk
      We are exposed to certain market risks as part of our on-going business operations. Primary exposure includes changes in interest rates under our senior credit facility, which bears interest at floating rates based on the London InterBank Offered Rate or the prime rate, in each case plus an applicable borrowing margin. We manage our interest rate risk by balancing the amount of fixed rate and floating rate debt. For fixed rate debt, interest rate changes affect the fair market value but do not impact earnings or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact our earnings and cash flows, assuming other factors are held constant. We may use derivative financial instruments, where appropriate, to manage our interest rate risks. However, as a matter of policy, we will not enter into derivative or other financial investments for trading or speculative purposes. All of our sales are denominated in U.S. dollars; thus our financial results are not subject to foreign currency exchange risks or weak economic conditions in foreign markets.

Business
General
      We are a leading distributor of water and wastewater transmission products in the United States with an approximately 17% share of the estimated $9 billion U.S. waterworks products distribution market. We distribute a full line of pipes, fittings, valves, meters, fire hydrants, service and repair products and other components that are used to transport clean water and wastewater between reservoirs and treatment plants and residential and commercial locations. Our products are integral to building, repairing and maintaining water and wastewater (sewer) systems and serve as part of the basic municipal infrastructure required to support population and economic growth and residential and commercial construction. Through our network of 135 branches in 36 states, we sell directly to municipalities and to contractors who serve municipalities and perform residential, commercial and industrial waterworks projects. In addition to significant customer and geographic diversification, we estimate that our net sales are divided approximately evenly between publicly-funded and privately-funded sales.
      As the market for our products is characterized by a large number of local customers, a wide variety of local product standards and a broad group of suppliers, we believe that distributors play a critical role in the supply chain. We purchase products from approximately 3,500 suppliers and sell to over 26,000 customers. We offer both our suppliers and customers essential products and services. We provide customers with a single source for water and wastewater transmission products, which substantially reduces their need to manage inventory and multiple vendor relationships. None of our suppliers offers a complete waterworks product line and the majority lack the scale, expertise and infrastructure (including a large, local sales force) to service the broad customer base directly. By aggregating the supply of our products, we relieve our suppliers of the need to maintain a local inventory and a local sales force and the related credit and accounts receivable functions.
      Our branches compete on a local basis and benefit from our large scale and national coverage. We believe that our entrepreneurial approach at the branch level and our local customer focus has allowed us to achieve a leading market position in the majority of our local markets. We have a sophisticated IT system that supports our sales personnel and provides benefits to our customers, including expedited project estimation and bid preparation; real-time pricing, availability and order status information; on-line ordering and purchase processing; and material and project management.
Overview of Our Business

History
      In 1996, United States Filter Corporation acquired Davis Water & Waste Industries, Inc. (which changed its name to U.S. Filter) with the goal of creating the first nationwide waterworks products distribution network. At that time, no national waterworks distribution platform existed in the United States, and the sector was primarily comprised of regional and local firms. Through the acquisition and combination of four additional large-scale regional waterworks products distributors in 1996 and 1997, U.S. Filter became a major participant in the sector. Each of these regional acquisitions and the majority of our other acquisitions had been in business for over 20 years and were the source of the majority of U.S. Filter’s senior and branch management. In November 2002, we purchased substantially all of the assets and businesses of, and assumed certain liabilities and obligations of, U.S. Filter, in the Acquisition. We were formed in connection with the Acquisition and did not conduct any operations or hold any material assets prior to the Acquisition. We currently conduct operations through National Waterworks, Inc., our direct wholly-owned subsidiary.
      We have continued to increase our revenues through organic growth and new branch openings, as well as through selected strategic acquisitions. Since the beginning of 2000, we have opened or acquired 16 new branches, while closing or consolidating 21 branches in order to eliminate branch overlap due to acquisitions and to improve our profitability and return on managed assets. Our senior management team continues to seek opportunities to expand our branch network through new branch openings and selective acquisitions. We monitor the competitive environment of the geographic areas that we currently serve and identify other areas that our branch network has not penetrated. We then determine whether it would be more advantageous to us to open a new branch or acquire an existing waterworks distributor. We may also consider acquisition opportunities that are presented to us by third parties. Our criteria for evaluating branch expansion opportunities include the effect on our national or local market position, the potential for profitable growth within the identified location and opportunities to expand our local product line. As we have expanded our branch network, we have also broadened our product mix to meet the demands of customers in our diverse local markets.
Industry Overview and Trends
      The U.S. water and wastewater transmission products distribution market is highly fragmented, consisting of local and regional distributors and only two other distributors with a national presence. There are two primary waterworks end-markets: (i) publicly-funded maintenance, repair and construction by municipalities and contractors and (ii) privately-funded residential, commercial and industrial construction by contractors. There are approximately 54,000 municipal water systems in the United States, which are maintained primarily by municipalities that establish local product specifications and undertake their own water system purchasing and contracting. Municipalities generally complete short-term or modest-sized repair or construction projects and rely on contractors for longer-term or larger projects. Contractors complete both privately-funded projects and publicly-funded projects, typically after negotiated or competitive bids, with the latter being the standard for publicly-funded projects. On any single project, we typically assist multiple contractors in the preparation of their bids. In 2004, we served approximately 9,000 municipal customers and 17,500 contractor and industrial/other customers. Contractors tend to be small in size, locally-oriented and are often family-owned businesses. Given this local customer base, competition is primarily on the local level, typically with four to six distributors in each market. Competition is typically based on service, reliability and total project cost to the customer, including product pricing.
      Municipal waterworks systems include all publicly-owned or funded water and wastewater supply, filtration, storage and distribution systems, as well as public buildings and conservation projects. Water is a critical, basic necessity and municipalities must continuously repair and replace their existing infrastructures. The maintenance and expansion of these systems is important to support existing demand as well as economic and population growth and residential and commercial construction. In addition to on-going operations, maintenance and capital expenditures, municipalities currently face significant needs to replace and upgrade their water infrastructures, of which significant portions are nearing the end of their useful lives. Municipalities can increase their revenues and/or decrease costs by maintaining and improving water and wastewater systems, including by repairing clean water system leaks, reducing run-off water leakage into the wastewater system and improving metering. In some cities, the water systems have water leakage rates as high as 20%. According to the Congressional Budget Office, water industry authorities believe that maintaining the water and wastewater systems in the United States will require a substantial increase in spending over the next two decades. In addition, the Congressional Budget Office projects that annual costs will average between $71.0 billion and $98.0 billion from 2000 to 2019, of which $25.0 billion to $41.0 billion will be for new investments and $46.0 billion to $57.0 billion will be for operations and maintenance. We believe this will contribute to the ongoing demand for our waterworks products.
      The privately-funded waterworks sector includes new clean water and wastewater infrastructure for residential, commercial and industrial construction. According to the U.S. Census Bureau, from 1975 to 2004, spending on residential and non-residential construction, which we believe is indicative of privately-funded waterworks projects, grew at compounded annual growth rates of 8.5% and 5.3%, respectively. Typically, once a private contractor completes a waterworks system, ownership of the system is transferred to the relevant municipality for on-going repair and maintenance. Based on our industry experience, we believe that growth in commercial and residential spending is largely a function of new housing spending, population and economic growth, increases in U.S. home ownership rates and the availability of commercial and residential financing.

Our Strengths
      We believe our competitive strengths include:

Leading Local Market Positions
      We believe that we have a leading market share in the majority of our local markets. We have achieved these leading positions as a result of our branch managers’ and employees’ long-term experience, customer relationships and knowledge of local market dynamics and specifications. Approximately 80% of our district and branch managers have more than 10 years of experience in waterworks product distribution. Each branch operates as a local, entrepreneurial business and benefits from our size and national coverage. Our branches operate as independent profit centers, and all of our employees participate in our incentive compensation system, which is based on branch-level profitability and working capital.

National Presence and Scale Benefits
      We are a leading distributor of water and wastewater transmission products in the United States, with an approximately 17% market share, based on our net sales as a percentage of a third-party estimate of the U.S. Waterworks products distribution market. Our broad network of 135 local branches in 36 states creates a national presence and provides us with economies of scale that we believe cannot be replicated by local and regional competitors. In addition to the stability provided by customer and geographic diversity, we believe that our size and position as the largest distributor solely focused on waterworks products results in many benefits, including: (i) the ability to invest in infrastructure, including IT systems, and realize the advantages of those upfront investments; (ii) volume purchasing benefits from our suppliers; (iii) national inventory coverage; (iv) the ability to attract and retain strong managers and salespeople through an incentive-based compensation system and upward mobility; and (v) a strong platform for future expansion.

Superior, Value-Added Customer Service
      We offer our customers a complete line of water and wastewater transmission products and reliable delivery. In 2004, our fill rate (defined as individual product orders shipped complete from stock on the first shipment) exceeded 95%, which we believe is indicative of our ability to consistently deliver our products on time. Timely and complete delivery is critical to our customers, as their labor, equipment and mobilization costs are substantially greater than their costs for our products. We believe that our material management capabilities reduce our customers’ downtime due to supply-related work stoppages and increase their overall efficiency. In addition, we provide a broad array of value-added services that we believe contribute to our customers’ success. These services include project estimation, project management and product advice. We believe these services reduce our contractor customers’ overall costs, improve their cash flow and allow them to increase revenue by reducing their time spent preparing contract bids and managing material purchases. We believe that these benefits are more valuable to our customers than product pricing alone. We utilize our sophisticated IT system to provide total project management, including project estimates and bids that can be quickly generated, which allows our customers to bid on more projects.

Diverse Revenues from Long-Standing Customers
      Our customer base is diverse by individual customer, end-market, project and geography, which we believe enables us to have more stable operating results. In 2004, we served over 26,000 customers and over 76% of our net sales were from customers to whom we sold products in each of the last five years. Our largest customer and top ten customers accounted for less than 1% and 5%, respectively, of 2004 net sales. We estimate that our 2004 net sales were split approximately evenly between publicly-funded and privately-funded sales. Our net sales are balanced across our six geographic regions. Each region accounted for between 14% and 22% of our 2004 net sales. We believe that our geographic diversity mitigates our exposure to regional-specific economic cycles. The majority of our operations are located in attractive regions that have historically experienced above-average economic and population growth. In addition, a significant portion of our branches are located in milder southern climates, which reduces the seasonality of our operations.

Strategic Relationships with Diverse Supplier Base
      Our strategic supplier relationships provide us with reliable access to inventory, volume purchasing benefits and the ability to deliver a diverse product offering on a cost-effective basis. We buy products from approximately 3,500 suppliers and maintain multiple suppliers for substantially all of our products. Substantially all of our primary suppliers have served us or one of our predecessor companies for over 10 years. We have developed preferred vendor programs with over 130 suppliers, which increase our profits and returns through volume purchase incentives and attractive payment terms. We believe that we are the largest customer of many of these suppliers. Over 80% of our product purchases (based on costs of goods sold) in 2004 were under preferred vendor programs.

Sophisticated IT System
      We continually utilize our technology to enhance our revenues, profits and working capital efficiency. Our single, integrated IT system is flexible and is able to support expected growth. It enables us to quickly and accurately provide and access real-time information, which allows us to: (i) have a high degree of branch-level flexibility while maintaining centralized operational control; (ii) gain and retain customers by providing superior customer service; (iii) evaluate and focus on profitable business opportunities at the customer and product level; (iv) maximize working capital efficiency; and (v) track and evaluate performance on a real-time basis and reward our branch management and sales force monthly for operating results. Key system functions include: (i) real-time control of pricing for sales and purchases, accounts receivable and credit, inventory and accounts payable; (ii) daily detailed operating and financial data by branch and customer; (iii) expedited and automated order and purchase processing; and (iv) the ability to quickly consolidate the financial results from our 135 branches.

Experienced and Motivated Management Team
      Our senior management team has significant waterworks and industrial distribution expertise and a proven track record of success. Our senior corporate executives and regional vice presidents have, on average, 27 years of industry experience and 18 years of experience with us or one of our predecessor companies. This management team is responsible for developing our strategy, which has resulted in our leading market positions, strong growth in revenues, profits and cash flow, and our sophisticated IT system. The team has substantial expertise in developing and maintaining customer and supplier relationships, achieving organic growth, opening new branches and completing and integrating acquisitions. The team has also developed a compensation program that creates incentives for our employees at all levels based primarily on branch-level profitability and return on managed assets. We believe that entrepreneurship at the branch level combined with this compensation program have been essential drivers of our profit growth. Following the offering, our senior management team will own approximately      % of our equity on a fully-diluted basis, a portion of which is subject to time and performance vesting criteria.

Operating Model Focused on Free Cash Flow
      We believe that our operating model generates significant free cash flow due to our variable cost structure, profit margin improvement and low capital expenditure requirements and efficient working capital management. Our variable cost base includes substantially all of our costs of goods sold (approximately 82% of total 2004 expenses) and a significant portion of our operating costs (for example, more than half of employee compensation was variable in 2004). As a result, during periods of decreased sales activity, we also experience significantly lower costs than we experience during periods of heavy sales. From 1998 to 2004, we had average annual capital expenditures of $1.9 million and improved our working capital performance metrics, such as days sales outstanding, inventory turns and days in payables. We have historically been successful in passing through price increases from our suppliers to our customers without significantly impacting our margins. Over the past three years, we averaged net write-offs of only 0.08%, and only approximately 7% of our accounts were 90 days or more past due at the end of 2004. In addition, we receive approximately $12 million per year cash tax benefit due to the amortization of goodwill that is deductible for federal income tax purposes, but not amortized under generally accepted accounting principles. This benefit is expected to continue through the year 2017.

Our Strategy
      We intend to increase operating profits and cash flow by continuing to be a leading distributor of water and wastewater transmission products. Key elements of our strategy include the following:

Enhancing Local Market Share and Profitability
      Our reputation for reliable service, a comprehensive product offering and advanced IT tools has been critical to establishing our leading local market positions. We believe that we are well-positioned to exploit opportunities to selectively and profitably increase our local market shares. We plan to gain new customers and increase purchases by existing customers by leveraging our products, information and materials management capabilities and our size advantages over local and regional competitors to improve our customers’ efficiency and reduce their administrative costs. We continually evaluate the profitability of each of our customers, giving us the ability to focus on those that meet and exceed our targets.

Continuing Focus on Operational Excellence
      We will continue to regularly examine each branch’s profitability, working capital management and return on managed assets, both on an overall and a customer basis. Our branch managers use this information to optimize their local strategies, improve the profitability of customer relationships and reduce operating costs. Senior management uses this information to (i) monitor each branch’s performance and disseminate best practices, (ii) evaluate opportunities to expand the geographic coverage or number of branches and (iii) improve the performance of an underperforming branch, or to close such a branch if performance cannot be sufficiently improved.

Geographic Expansion Initiatives
      We expect the water and wastewater market to experience substantial growth over the next several years as municipalities focus on repairing and/or upgrading existing infrastructure. Our strategy is to leverage our strong national presence and leading local market positions to capitalize on this expected growth. We expect to do this through organic growth, new branch openings and selective acquisitions. Our focus will be on markets where we expect favorable waterworks product distribution demand dynamics, including the need for significant repairs or upgrades, population growth and underpenetration by other distributors.
      New Branch Openings. We believe that we have the opportunity to grow by opening satellite branches in contiguous markets where we typically have an existing customer base. We evaluate opportunities to open satellite branches by monitoring the competitive environment in and around our existing markets and discussing potential opportunities with branch managers who are located near the market we are considering. Our local branch managers play a critical role in this evaluation process because they are familiar with current market conditions. New satellite branches can be opened with minimal capital investment, and we target achieving profitability within three months of commencing operations. We expect to open two or three new satellite branches per year over the next several years. Opening new branches is not constrained by the required capital expenditures, but rather by the limited availability of additional qualified branch managers and sales personnel with local expertise and relationships, both of which are critical to the success of a new branch.
      Selective Acquisitions. Given the significant fragmentation and localized nature of our industry, we have the opportunity to complement organic growth with selective acquisitions that meet our key evaluative criteria. Between 1996 and 2002, we successfully completed and integrated 16 acquisitions with an average size of $27.0 million and most recently acquired Midstate Utility Supply in 2004 for approximately $2 million. We identify potential acquisitions by monitoring the competitive environment of the markets we currently serve, as well evaluating other areas that our branch network has not yet penetrated. In certain cases, we also consider acquisition opportunities that are presented to us by third parties. While we will continue to focus on organic growth and new branch openings, we will also continue to consider acquisitions that provide us with immediate, established access to new geographic markets, an expanded customer base or, in certain cases, an exclusive local distribution arrangement for certain higher margin products. Our key evaluative criteria include established customer bases and market presence, solid reputations, strong branch level management and sales teams and the opportunity to achieve meaningful financial and operating synergies.

Business Operations
      Regional Organization and Branch Network. We are organized geographically into six different regions in the United States (Midwest, Southwest, Pacific, Southeast, Mid-South and Mid-Continent). While we are organized regionally, our distribution network operates on a branch system. Each region has 16 to 30 branches and a regional vice president responsible for overall sales and operations. This regional structure enables us to address the specific management, strategic, operational and other needs of each region.
      Branch Management. We believe that our branch network and management structure brings many benefits, including entrepreneurship, flexibility and long-term customer relationships at the local level. Each branch is managed by a district/branch manager, who is typically supported by a branch operations manager. We believe that our branch managers are able to maximize their branch’s financial performance due to the flexibility with which they operate within the company-wide management and control structure. This structure enables a branch manager to tailor his or her branch’s particular strategy, marketing and product and service offerings to address the needs of customers in the local market. Our senior management establishes pricing and purchasing parameters, which branch managers are able to adjust within a specified range to enhance their branch’s results and address specific customer situations.
      Our compensation programs align our interests with those of our employees by linking compensation levels to the achievement of branch or region specific goals based on profitability and return on managed assets. These incentive programs give managers, sales personnel and all other employees an opportunity to personally benefit from improving these metrics, reducing costs, developing local market niches and adapting to changing market conditions. We also benefit from this program as a substantial portion of our employee-related costs is variable based on financial performance.
      The majority of our district/branch managers have spent substantially all of their careers in their local markets. Given our managers’ strong industry and local expertise, they are empowered to manage their own customer relationships, sales force and other personnel, pricing for product sales and purchases (within company-wide parameters), inventory and other activities. While branches benefit from this expertise and entrepreneurship, they also benefit from being part of our nationwide network. At the corporate level, we:

•	set overall financial, operating and strategic goals and parameters, including pricing guidelines and working capital management;

•	support our branches with services such as IT, credit, human resources, finance, accounting and legal;

•	negotiate preferred vendor purchasing programs;

•	provide tools that support value-added customer services;

•	provide training and operational support; and

•	help branches meet their goals by transferring best practices and providing other management assistance.
      Branch Operations. A branch’s organization varies depending on its size. Our branches averaged over $11 million of net sales in 2004. A typical branch consists of 9 to 12 people, including a branch manager, a branch operations manager, outside sales personnel, inside sales personnel and support/warehouse personnel. In larger branches, the staff may also include a sales manager, a purchasing manager and/or an estimator. When several branches are in close proximity to each other, a district manager may oversee all such branches as opposed to having individual managers at each branch. In these cases, the branch operations managers in that district tend to be more senior and experienced managers. Each branch customizes its product and service offerings based on its local market. A typical branch offers 2,400 to 3,000 products and stocks 1,000 to 1,600 items.

      We receive our orders from customers either directly or through negotiated or competitive bids, which are typically evaluated based on service, availability, reliability and price. A new order or bid is either generated by, or input into, our IT system for scheduling, inventory management, ordering from a supplier (if necessary) and billing. Products are delivered either from the relevant branch’s inventory, another branch’s inventory or, in the case of large or long-lead time orders, directly from the manufacturer to the customer (“direct” sales). Direct sales accounted for approximately 36% of our net sales in 2004. Direct sales and the ability to access other branches’ inventory allow our branches to reduce their inventory and the related holding and handling costs. In addition, our IT system automatically generates recommended purchasing reports to replenish our inventory as products are sold.
Products and Services

Products
      A typical waterworks system is comprised of many components, including reservoirs and other water sources, water treatment plants and pumping stations, wastewater treatment plants and residential and commercial customers. We distribute products that comprise the water and wastewater transmission network within the waterworks system. Our primary products include pipe, fittings, valves, meters, fire hydrants and service and repair products. We also offer other complementary products for waterworks construction and maintenance/repair. Typically, our gross margin percentages on pipe products are lower than our gross margin percentages for other product lines.
      Pipe. Piping products are our primary waterworks product and generate the greatest portion of our net sales, approximately 44% in 2004. Given the relatively large size and weight of pipe and typically large size of pipe orders, the majority of our pipe sales are shipped directly from the manufacturer to the customer, which reduces our handling costs, inventory and exposure to changes in raw material prices. We distribute a broad range of pipe made from different materials, including polyvinyl chloride (PVC), ductile iron, copper, polyethylene and high-density polyethylene (HDPE). PVC and ductile iron are the most commonly used types of pipe and account for the majority of our pipe sales.
      Fittings. Fittings are used to connect pipe to other pipe sections, valves and other devices. Fittings complement our broad pipe products line with high customer overlap. In 2004, fittings accounted for approximately 15% of our net sales. We distribute a broad range of fittings made from PVC, ductile iron, and to a lesser extent, copper, brass and HDPE.
      Valves. Valves are used to control the flow of water and wastewater within transmission networks and, similar to fittings, complement our other product offerings. In 2004, valves accounted for approximately 11% of our net sales. Besides an array of standard valves, we also distribute backflow preventers, which primarily prevent reverse flow of liquid in the water system.
      Meters and Fire Hydrants. In 2004, meters and fire hydrants accounted for approximately 8% and 6% of our net sales, respectively. Meters measure the amount of liquid that flows through pipes and are critical to municipalities and other water and wastewater system operators for billing purposes. New meter technology, such as the ability to receive data electronically, and the importance of water-related revenues to municipalities, has led to growth in meter sales. Fire hydrants are critical to firefighting activities and the protection of public safety.
      Service and Repair Products. Our service and repair products include water cut-off devices, clamps and other products. In 2004, these products accounted for approximately 6% of our net sales. Local availability and timely delivery of these products are critical to meeting customer needs because many of these products are used for emergency repairs.
      Other Products. We offer other complementary products that are necessary for water and wastewater systems or allow us to be a full product supplier to our customers. These products accounted for approximately 10% of our net sales in 2004. Examples include access boxes that protect valves and meters from theft, damage or destruction; iron castings, including grates and manhole covers, which fit into or on top of waterworks structures; and tools specific to waterworks construction and maintenance, as well as general hand tools.

      The sale of water and wastewater transmission products is subject to seasonal and weather-related fluctuations. Coincident with annual construction seasonality, our net sales are typically higher during the second and third calendar quarters and lower during the first and fourth quarters due to reduced construction activity during the winter. Adverse weather conditions in our markets may also decrease the level of construction activity.

Customer Service
      We focus on offering our customers consistent, high quality local service and a broad range of value-added services, which result in long-term customer relationships. Initially, we assist contractor customers in the preparation of their bids with product knowledge and advice, cost estimates, inventory levels and product standardization. In addition, our sales representatives maintain databases of local specifications and provide customized databases for contractors. After a contractor begins a project, we focus on reducing their total project cost by:

•	reducing their inventory cost;

•	expediting the completion of the project through the timely and coordinated delivery of the necessary waterworks products; and

•	reducing the related administrative burdens.
      Through the combination of these services, we believe that we have been able to reduce our contractor customers’ focus on product pricing by reducing their overall costs and downtime and improving their project planning and execution. We provide our municipal customers with similar services and benefits.
      We also leverage our sophisticated IT system to provide superior customer service. The IT system is specifically designed to provide our customers and our sales force with direct, quick, accurate and convenient access to data (including product pricing and availability and past and current order information) in a variety of electronic media (on-line, fax, email, electronic data interchange and spreadsheet). Our sales representatives can access our IT system either from their desktop computer or remotely from laptop computers and transmit and receive updated information on a real-time basis. Our customers have access to their accounts and our product and service offerings over a secure and real-time Internet system.
Customers
      We have a diversified customer base, which minimizes our exposure to any particular customer, customer type or region. Substantially all of our customers are local in nature and include municipalities, public works contractors who serve municipalities, private waterworks contractors who perform residential, commercial and industrial construction projects and industrial customers. These sectors are affected by different macroeconomic variables, which we believe reduces our exposure to adverse conditions in any particular sector. In 2004, we served approximately 9,000 municipal customers and 17,500 contractor and industrial/other customers. During 2004, over 76% of our net sales were to customers who purchased products from us in each of the last five years. We have established long-term relationships with the majority of our customers, but no single customer accounted for more than 1% of our net sales during 2004. Additionally, the largest of our regions accounted for approximately 22% of our net sales during 2004.
      We allow our customers to return products to us without charge if the products are found to be defective. We also allow returns in certain other circumstances, provided the products are resalable. We may charge restocking and handling charges on returned goods depending on the nature and amount of the items and the reason for the return. We believe that our policies regarding customer returns are consistent with general industry practice.
Suppliers and Preferred Vendor Programs
      We purchase products from approximately 3,500 suppliers, and substantially all of our primary suppliers have supplied us for over ten years. We utilize multiple suppliers for substantially all of our products and purchase from both national suppliers and local or regional suppliers, which allows our branch managers to customize their product offering for their local markets. A group of affiliated suppliers accounted for approximately $168 million, or 13%, of product purchases in 2004. The products we purchase from these suppliers are also sourced from other suppliers. Our ten largest suppliers in 2004 accounted for approximately 61% of our purchases.
      We have established preferred vendor programs to more effectively leverage our purchasing power with suppliers. As part of this effort, we have significantly reduced our supplier base, which has resulted in stronger strategic relationships with a core group of vendors, more reliable deliveries and better purchasing terms. Our preferred vendor programs typically include volume purchase incentives and other benefits, including cash discounts and extended payment terms. Approximately 130 of our suppliers have attained preferred vendor status and we continue to establish or enhance these relationships with new and existing suppliers. In 2004, we purchased over 80% of our products from these preferred vendors.
      Companies in the waterworks distribution industry may manage working capital accounts in different ways. Our branches are able to take advantage of our company-wide vendor pricing and rebate programs, while managing their own purchasing function to meet the needs of customers in their local markets. Additionally, our centralized IT system provides our branches tools to manage the timing and amount of inventory purchases based on historic and seasonal uses specific to each market, thereby allowing us to maintain high fill rates without significant excess investment in inventory.
Marketing and Sales
      We have over 250 sales representatives experienced in the water and wastewater transmission products distribution sector. These sales representatives have in-depth product and technical knowledge, significant local experience and long-term customer relationships, all of which are critical to our success. In addition, we believe that our leading market position, high-quality service offering and innovative compensation program result in low turnover rates among our sales force.
      Our field sales representatives are based at branches and are responsible for generating sales, providing all of our basic and value-added services to customers and establishing new customer relationships. These sales representatives are highly qualified professionals and participate in ongoing training programs. Our service-oriented philosophy and incentive compensation program encourage our sales representatives to proactively participate in product selection; provide product specifications, usage data, product alternatives (within required product specifications) and project bids; and participate in the collection of accounts receivable.
      We also have regionally-based product specialists, who support the outside sales representatives in their respective region. These specialists have expertise with respect to specific product and service offerings. In addition, we have customer service representatives who support the outside sales force. These customer service representatives are responsible for entering and tracking orders, answering technical questions and sourcing products. The customer service representatives provide additional depth to our customer relationships and a pool of talent for future outside sales representatives.
      Accounts Receivable. We proactively manage our accounts receivable with customers. We maintain detailed, up-to-date credit history and receivables information on over 26,000 customers and conduct extensive credit checks on new customers. Since the beginning of 2002, on average, less than 8% of accounts receivable have been outstanding more than 90 days and bad debt expense has averaged approximately .08% of net sales. Our credit department, which includes national and regional professionals, is responsible for approving customers’ credit, collecting receivables and ensuring that appropriate state and local bond and lien statutes are followed.
      We maintain all of our credit and receivables information on our IT system, allowing for easy access by our credit department and branch managers. A customer’s status is automatically reviewed by the IT system during order entry and product shipment to ensure branches operate within credit guidelines. We are also able to generate daily reports that highlight any potential issues to our credit professionals and branch managers. Customers can also track their outstanding balances online to accelerate the payment process.
Management Information Systems
      Our IT system is critical to our success and we believe it provides us an important competitive advantage. We have developed a single infrastructure that integrates our customer service, management, operational and financial functions in a reliable, flexible and user-friendly system. The system is easily scalable to support additional organic growth and acquisitions and currently has unused capacity. We leverage our IT system to provide superior, customized service, which reduces our customers’ costs and improves our operating efficiency. Examples of customer service benefits include:
      Material Management Online. Our Internet interface allows our customers to manage all aspects of their accounts on a secure, online and real-time basis. Our customers can:

•	access product pricing and availability and place orders, including using their own product numbers which are automatically converted to our product numbers;

•	access order information (including status, delivery schedule and past invoices);

•	release products for delivery;

•	access account-specific catalogs, including account-specific pricing and past preferences; and

•	view local specifications and requirements.
      Project Management. We offer numerous project management services to reduce our customers’ costs and to allow them to bid on more projects. Through this system, we provide over 10,000 project estimates monthly. We can either:

•	integrate price-supported product databases into a contractor’s estimating system;

•	provide access to our own estimating system; or

•	generate the estimate ourselves in the format requested by the customer (e.g., spreadsheets delivered via email).
      Our estimating system is integrated with the rest of our IT system, allowing for a seamless interface between sales and operations. During a project, a customer can receive project-specific management reports and other information (e.g., shipment and payment status, products released against the bid, change orders and invoices) via the Internet, email or fax, which result in more efficient project management. Our customers can receive their invoices via email on a daily basis to expedite billing their customers.
      From an internal point-of-view, our IT system improves our efficiency, profitability and asset management. It integrates all of our locations and key functions and provides easy access to detailed, up-to-date information. Benefits include:

•	nationwide and local real-time control of pricing for sales and purchases, including for individual customers;

•	the ability to monitor individual customer profitability and accounts receivable, including preset credit limits;

•	better inventory management and sharing across branches;

•	expedited and automatic posting, matching and processing of orders, receivables and payables; and

•	integrated payroll and accounting, including the ability to quickly consolidate financial results from our branches.
      The system is used to generate management reports that track key metrics for each region, branch and customer. This allows us to monitor and more effectively manage our business at all levels and to set sales strategies.

      We have used our current IT system for over 17 years. We own and license the software code for this system and we employ experienced in-house programmers and software management staff. We utilize the most recent version of this system and we work closely with the software provider to stay current with new releases and software updates.
      We have implemented a disaster recovery plan that provides for complete system restoration at an offsite facility with minimal disruption to our operations in the event of a disaster. Additionally, each individual branch has a backup communication plan in the event its dedicated service to our IT center is disrupted. We test our disaster recovery plan on an annual basis.
Raw Materials
      We do not manufacture any products. However, our suppliers are susceptible to fluctuations in certain raw material prices, which can impact our purchase and sales prices for these products. For example, PVC pipe accounted for approximately 22% of our 2004 net sales and is susceptible to price fluctuations. Our purchase price of PVC pipe averaged $0.54, $0.41 and $0.36 per pound for the years ended December 31, 2004, 2003 and 2002 (combined), respectively.
      We believe that we take minimal raw material price risk, based on our high inventory turns, sales shipped directly from manufacturers to customers, our ability to quickly pass price fluctuations on to customers and our relatively small average project size and short timing. In addition, when we enter into longer-term arrangements with our customers, we typically enter into similar term arrangements with our suppliers.
Employees
      As of December 31, 2004, we had approximately 1,500 employees, of which approximately 225 were in managerial positions, 275 were in sales positions and 1,000 were in warehouse/delivery and general administrative positions. Eleven of our employees at three branches were unionized pursuant to collective bargaining agreements that expire in December 2006 and July 2009. We believe that we have good relationships with our employees and experience low voluntary turnover.
Competition
      In each of our local markets, we typically compete with three to five other distributors. Generally, local competition includes a branch of one or both of the other two national distributors, Hughes Supply, Inc. and Wolseley PLC. We also compete with other local and regional distributors. The principal methods of competition include offering prompt local service, fulfillment capability, local knowledge, breadth of product and service offerings, total cost to the customer and price.
      We believe that our experienced branch managers allow us to build strong long-term relationships with our customers and compete effectively at the local level. Additionally, we believe that our strategy of negotiating vendor terms at the national level, while empowering our branch managers to manage their own purchasing and inventory levels, allows us to achieve high fulfillment rates on customer orders, while offering competitive pricing to our customers. Our competitive strategy differs from that of our largest competitors because we specialize in waterworks products rather than distributing a diverse array of products.
Properties
      We lease and own 107 and 28 branches, respectively. Our facilities are used for storing inventory and maintaining office space and typically consist of a one-to-two acre lot adjacent to a warehouse/office building. We typically enter into leases with terms ranging from two to five years that include renewal options. In addition, we lease our principal executive offices in Waco, Texas and own our two other administrative centers.

Intellectual Property
      We believe we have the trademarks, trade names and licenses that are necessary for the operation of our business as we currently conduct it. We do not consider our trademarks, trade names or licenses to be material to the operation of our business.
Environmental Matters
      Our facilities and operations are subject to federal, state and local environmental and workplace health and safety requirements, including those relating to the handling, storage and disposal of hazardous materials and wastes and the cleanup of properties affected by pollutants. Historically, we have not had, nor do we currently anticipate, any material adverse effect on our business or financial condition as a result of our efforts to comply with, or our liability under, such requirements. Our operations consist of distribution of water and wastewater transmission products rather than manufacturing, so we are not significantly regulated from an environmental standpoint.
      In the future, federal, state or local governments could enact new or more stringent laws or regulations concerning environmental and workplace health and safety matters that could affect our operations. We could be found to be in violation of these or other environmental laws and regulations, and we could be held liable for contamination that may be found at our facilities or off-site locations where we have sent waste. We are currently not aware of circumstances where a violation of or a liability under environmental requirements could have a material adverse effect on our business or financial condition.
      Certain of U.S. Filter’s predecessors distributed or may have distributed cement pipe containing asbestos. Certain of these predecessors are or have been defendants in lawsuits seeking to recover personal injury and other damages for alleged exposure to asbestos in these pipes, and at March 25, 2005, 60 lawsuits remained outstanding. Total defense and settlement costs paid in these settled actions through March 25, 2005 by U.S. Filter have been approximately $3.0 million, the majority of which has been paid by insurance companies. The Acquisition was structured as an asset purchase, and we did not assume any existing or future asbestos-related liabilities relating to U.S. Filter or its predecessors. U.S. Filter and United States Filter Corporation retained these liabilities and jointly and severally agreed to indemnify and defend us from and against these liabilities on an unlimited basis with no termination date. United States Filter Corporation and U.S. Filter also agreed that, until November 22, 2012, U.S. Filter will, and United States Filter Corporation will cause U.S. Filter, to maintain U.S. Filter’s corporate existence and ensure that U.S. Filter has sufficient funds to pay any and all of its debts and other obligations, including liabilities retained by U.S. Filter and its indemnification obligations, as and when they become due. In addition, Veolia Environnement (“Veolia,” formerly Vivendi Environnement S.A.) has guaranteed all obligations of United States Filter Corporation and U.S. Filter under the asset purchase agreement, including the indemnity discussed above, up to an aggregate of $50.0 million through November 22, 2017. Historically, courts have not held the acquirer of an entity’s assets liable for liabilities that are not assumed as part of the transaction unless the asset buyer is found to be a “successor” to the asset seller. Accordingly, we could become subject to asbestos liabilities in the future to the extent we are found to be a successor to U.S. Filter and to the extent U.S. Filter, United States Filter Corporation and Veolia are unable to fulfill their contractual obligations.
Legal Proceedings
      In addition to those items disclosed under “— Environmental Matters,” we are from time to time involved in litigation incidental to the conduct of our business. We believe that no litigation currently pending against us, if adversely determined, would have a material adverse effect on our financial position or results of operations.

Management
      The following table sets forth certain information with respect to our current directors and executive officers and certain other key employees and their ages. See “Certain Relationships and Related Transactions — Stockholders’ Agreement” for a discussion regarding the historical election of members of our board of directors. In accordance with our restated by-laws, we will alter the composition of our board of directors so that, within one year following the completion of this offering, a majority of the members of our board of directors will be “independent,” as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and under NYSE Rule 303(A):

Name	Age	Position

Executive Officers
Harry K. Hornish, Jr.	59	President, Chief Executive Officer and Director
Philip Keipp	43	Vice President and Chief Financial Officer
Terrance Howell	41	Chief Information Officer
Joseph L. Walker	58	Vice President of Human Resources
Other Key Employees
Rob Hickson	57	Vice President — Midwest Region
Ed Maczko	57	Vice President — Southwest Region
Ron Hood	59	Vice President — Pacific Region
Jerry Webb	46	Vice President — Southeast Region
Irving Welchons III	56	Vice President — Mid-South Region
Jack Schaller	49	Vice President — Mid-Continent Region
Don Clayton	29	Corporate Controller
Jack Olson	54	Director of Information Technology
Non-Employee Directors
Todd M. Abbrecht	36	Director
Anthony J. DiNovi	42	Director
Stephen V. McKenna	36	Director
Paul M. Meister	52	Director
C. Dean Metropoulos	59	Director
Stephen P. Murray	42	Director
Kevin G. O’Brien	39	Director
Soren L. Oberg	34	Director
Andrew D. Seidel	42	Director
      Harry K. Hornish, Jr. has been our President, Chief Executive Officer and a director since November 22, 2002. Prior thereto, Mr. Hornish was President and Chief Operating Officer of U.S. Filter Distribution Group, Inc. since May 1999. Previously, Mr. Hornish served as U.S. Filter Distribution Group, Inc.’s Executive Vice President since its inception in 1996. Prior to that, Mr. Hornish was President and Chief Executive Officer of The Utility Supply Group, Inc., which was acquired by U.S. Filter Distribution Group, Inc. in 1996, after it was spun-off from CertainTeed Corporation in 1994. Mr. Hornish was employed by CertainTeed Corporation from 1987 to 1994, where he held executive positions in both the Building Materials and the Utility Supply divisions. His early career included several sales, marketing and senior management positions with the distribution division of Owens Corning Fiberglass. Mr. Hornish received a B.A. degree in Political Science from Marshall University.
      Philip Keipp has been our Vice President and Chief Financial Officer since January 5, 2005. Prior thereto, Mr. Keipp served as our Controller since November 22, 2002 and held the same position with U.S. Filter Distribution Group, Inc. since March 1997. Previously, Mr. Keipp was Chief Financial Officer with Sidener Supply Company, which U.S. Filter Distribution Group, Inc. acquired in 1997. Prior to that, Mr. Keipp was with KPMG from 1986 to 1996 where he was a Senior Manager in the firm’s Manufacturing, Retail and Distribution Practice. Mr. Keipp received a B.S. degree in Business

Administration with an emphasis in Accounting from Lindenwood University. He also attended the University of Missouri in St. Louis and is a Certified Public Accountant.
      Terrance Howell has been our Chief Information Officer since November 22, 2002. Prior thereto, he served as Vice President of Marketing & System Operations with U.S. Filter Distribution Group, Inc. since its inception in 1996. Mr. Howell served in various staff positions with U.S. Filter Distribution Group, Inc.’s predecessor, Davis Water & Waste Industries, Inc. At that company, he served as Manager of Plant Sales, Operations Analyst, IT Manager, and finally as Marketing Manager, where he was part of a four person management team directly responsible for the operations and sales of 25 branches. He joined Davis Water & Waste, Industries, Inc. in 1991 after serving six years as a decorated Commissioned Officer in the U.S. Navy. Mr. Howell earned a degree from the US Naval Academy in 1985 in Applied Science — Computer Programming and training as a Gas Turbine Engineer.
      Joseph L. Walker has been our Vice President of Human Resources since November 22, 2002. Prior thereto he held the same position with U.S. Filter Distribution Group, Inc. since November 22, 2002. Prior to that, Mr. Walker held the same position with The Utility Supply Group, Inc. since its inception in 1994. Mr. Walker was employed by CertainTeed Corporation from 1980 to 1994, where he held various management positions in Human Resources for both the Building Materials and the Utility Supply divisions. Mr. Walker’s experience also includes ten years in various manufacturing positions and service in the U.S. Navy. Mr. Walker received a B.A. degree from Georgia State University.
      Rob Hickson has been our Vice President — Midwest Region since November 22, 2002. Prior thereto, he held the same position with U.S. Filter Distribution Group, Inc. since 1996. Previously, Mr. Hickson held Regional Vice President positions with WaterPro Supplies Corporation from 1990 until U.S. Filter Distribution Group, Inc. acquired it in 1996. Mr. Hickson has been employed in the waterworks industry since 1972. Mr. Hickson attended Clemson University and Francis Marion University.
      Edward E. Maczko, Jr. has been our Vice President — Southwest Region since November 22, 2002. Prior thereto, he held the same position with U.S. Filter Distribution Group, Inc. since 1999. Prior to that, Mr. Maczko served as the District Manager for Arizona. Mr. Maczko held a similar position with The Utility Supply Group, Inc. from 1990 until U.S. Filter Distribution Group, Inc. acquired it in 1996. He has been employed in the waterworks industry since 1971 and received a B.S. degree in Business from Northeastern University.
      Ron Hood has been our Vice President — Pacific Region since November 22, 2002. Prior thereto, he held the same position with U.S. Filter Distribution Group, Inc. since 1996. Mr. Hood served in the same position with The Utility Supply Group, Inc. until U.S. Filter Distribution Group, Inc. acquired it in 1996. There he also held various branch and district management positions from 1990 until 1995. Mr. Hood had been employed by manufacturing and distribution companies in the waterworks industry since 1966 and attended Fullerton Jr. College.
      Jerry L. Webb has been our Vice President — Southeast Region since November 22, 2002. Prior thereto, he held the same position with U.S. Filter Distribution Group, Inc. since 1997. Previously, Mr. Webb served as National Sales Manager of the distribution division of U.S. Filter Distribution Group, Inc.’s predecessor, Davis Water & Waste Industries, Inc. since 1995. Mr. Webb previously held various management positions with Davis companies from 1988 to 1995. He has been employed in the waterworks industry since 1981 and received a B.B.A. degree in Accounting from Valdosta State University.
      Irving B. Welchons III has been our Vice President — Mid-South Region since November 22, 2002. Prior thereto, he held the same position with U.S. Filter Distribution Group, Inc. since 1996. Previously, Mr. Welchons served as Regional Manager of WaterPro Supplies Corporation from 1991 until it was acquired by U.S. Filter Distribution Group, Inc. in 1996. Prior to that, Mr. Welchons held various positions in the waterworks distribution industry since 1972. Mr. Welchons attended Virginia Polytechnic Institute and State University.
      Jack Schaller has been National Waterworks’ Vice President — Mid-Continent Region since November 22, 2002. Prior thereto, he held the same position with U.S. Filter Distribution Group, Inc. since 1997. Previously, Mr. Schaller served as President of Sidener Supply Company from 1996 until it was acquired by U.S. Filter Distribution Group, Inc. in 1997. From 1984 to 1997, Mr. Schaller held numerous positions with Sidener Supply Company, including branch manager of three locations and director of implementation for a new computer system. Mr. Schaller has been employed in the waterworks industry since 1979 and received a degree in Forest Management from the University of Missouri and a Master’s degree in Business Management from Webster University.
      Don Clayton has been our Corporate Controller since December 6, 2004. Prior thereto, he served in the audit practice of PricewaterhouseCoopers LLP since 1997, most recently as a Senior Manager. Mr. Clayton received a B.S. degree in Business Administration with an emphasis in accounting from Southeast Missouri State University. Mr. Clayton is a Certified Public Accountant.
      Jack Olson has been our Director of Information Technology since November 22, 2002. Prior thereto, he held the same position with U.S. Filter Distribution Group, Inc. since 1996. From 1994 to 1996, Mr. Olson served as Director of Information Technology of U.S. Filter Distribution Group, Inc.’s predecessor, Davis Water & Waste Industries, Inc. Prior to that, Mr. Olson held the position of Systems Engineer and Instructor with IBM from 1977 to 1994. Mr. Olson received a B.A. degree in Mathematics from Southwest Minnesota State University and a M.S. degree in Mathematics from the University of Idaho.
      Todd M. Abbrecht became one of our directors on November 22, 2002. Mr. Abbrecht has been employed by Thomas H. Lee Partners, L.P. and its predecessor Thomas H. Lee Company since 1992 and currently serves as Managing Director. Prior to joining the firm, Mr. Abbrecht was in the mergers and acquisitions department of Credit Suisse First Boston. Mr. Abbrecht is currently a director of Michael Foods, Inc., Warner Chilcott Corporation and Simmons Company.
      Anthony J. DiNovi became one of our directors on November 22, 2002. Mr. DiNovi has been employed by Thomas H. Lee Partners, L.P. and its predecessor Thomas H. Lee Company since 1988 and currently serves as Co-President. Prior to joining the firm, Mr. DiNovi was in the corporate finance department of Goldman, Sachs & Co. Mr. DiNovi is currently a director of American Media, Inc., Endurance Specialty Insurance, Ltd., FairPoint Communications, Inc., Michael Foods, Inc., US LEC Corporation and Vertis, Inc., and also serves on the boards of several private companies.
      Stephen V. McKenna became one of our directors on November 22, 2002. Mr. McKenna is a Principal of J.P. Morgan Partners, LLC. Prior to joining J.P. Morgan Partners, LLC in 2000, Mr. McKenna worked in the Investment Banking Division at Morgan Stanley & Co. Prior to joining Morgan Stanley & Co. in 1999, Mr. McKenna worked in the Mergers & Acquisitions Group at J.P. Morgan & Co. since 1996. Currently, he serves as a director of PQ Corp., as well as several private companies.
      Paul M. Meister became one of our directors on November 22, 2002. Mr. Meister currently serves as Vice Chairman of the board of directors of Fisher Scientific International, Inc. Mr. Meister is also a Managing Director of Latona Associates, a merchant banking firm. Mr. Meister also serves as a director of M&F Worldwide Corp and LKQ Corporation.
      C. Dean Metropoulos became one of our directors in December 2003. Mr. Metropoulos is currently Chairman of Pinnacle Foods Corp. Mr. Metropoulos is Chairman and CEO of C. Dean Metropoulos & Company, a boutique acquisition and management firm with offices in New York, NY, Greenwich, CT and London, United Kingdom. C. Dean Metropoulos & Co. has been involved in more than 45 acquisitions involving over $12 billion in invested capital over the past 12 years.
      Stephen P. Murray has been one of our directors since September 2002. Mr. Murray is a Partner of J.P. Morgan Partners, LLC. Prior to joining J.P. Morgan Partners, LLC in 1984, Mr. Murray was a Vice President with the Middle-Market Lending Division of Manufacturers Hanover Trust Company. Currently, he serves as a director of AMC Entertainment, Inc., Cabela’s Incorporated, La Petite Academy, Pinnacle Foods Holding Corp., Warner Chilcott Corporation and MQ Associates, Inc.
      Kevin G. O’Brien became one of our directors on November 22, 2002. Mr. O’Brien is a Principal of J.P. Morgan Partners, LLC. Prior to joining J.P. Morgan Partners, LLC in 2000, Mr. O’Brien was a Vice President in the High Yield Capital Markets and High Yield Corporate Finance Groups at Chase

Securities Inc. (a predecessor of J.P. Morgan Securities, Inc.) since 1994. Previously, he was an officer in the U.S. Navy. Currently, he serves as a director of La Petite Academy and Pinnacle Foods Holding Corp.
      Soren L. Oberg became one of our directors on November 22, 2002. Mr. Oberg has been employed by Thomas H. Lee Partners, L.P. and its predecessor Thomas H. Lee Company since 1993 and currently serves as Managing Director. Prior to joining the firm, Mr. Oberg worked in the Merchant Banking Division of Morgan Stanley & Co., Inc. Mr. Oberg is currently a director of American Media, Inc. and Vertis, Inc., and also serves on the boards of several private companies.
      Andrew D. Seidel became one of our directors on January 28, 2005. Mr. Seidel was employed by United States Filter Corporation from inception in 1991 until its acquisition by Siemens A.G. in 2004. From 2000 until 2004, Mr. Seidel served as United States Filter Corporation’s Chief Executive Officer. Prior to 2000, Mr. Seidel served as Executive Vice President and Chief Operating Officer of the U.S. Filter Water & Wastewater Group. Mr. Seidel previously served as a director on the board of United States Filter Corporation and Philadelphia Suburban Water and as a director on the Management Board of French-based Veolia Environnement. Mr. Seidel holds a bachelor’s degree in Chemical Engineering and an MBA from the Wharton School at the University of Pennsylvania.
Committees of the Board of Directors
      Our board of directors has standing compensation and audit committees. Upon the closing of this offering, we will create a nominating and corporate governance committee.
      Compensation Committee. The members of our compensation committee currently are Messrs. McKenna, Metropoulos and Oberg. Within 90 days following the closing of this offering, we intend to nominate an independent director to our compensation committee and will add a third new independent member within one year of the closing of this offering to replace Messrs. McKenna and Oberg so that all of our compensation committee members will be independent as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and under NYSE Rule 303(A). Our compensation committee:

•	reviews and approves the compensation and benefits for our employees, directors and consultants;

•	administers our employee benefit plans; authorizes and ratifies stock option grants and other incentive arrangements; and

•	authorizes employment and related agreements.
      Audit Committee. The members of our audit committee are Messrs. Abbrecht, Meister and O’Brien. Within 90 days following the closing of this offering, we intend to nominate an independent director to our audit committee and will add a third new independent member within one year of the closing of this offering to replace Messrs. Abbrecht and O’Brien so that all of our audit committee members will be independent. Our board of directors has determined that Mr. Meister currently meets the independence requirements of the NYSE. Mr. Meister serves as the board’s audit committee financial expert. Our audit committee is responsible for:

•	the annual appointment of our independent auditors;

•	reviewing the scope of, and approving, all audit and non-audit services and related fees of our independent auditors; and

•	reviewing with the independent auditors, among other matters, accounting principles we will use in financial reporting, internal auditing procedures and the adequacy of our internal auditing procedures.
      Corporate Governance Committee. Upon the closing of this offering, we will create a corporate governance committee. Our corporate governance committee will initially consist of at least one independent director and we intend to have a majority of the committee consist of independent directors within 90 days following the closing of this offering and have a fully independent corporate governance committee within one year following the closing of this offering. Upon the closing of this offering, among other functions, the principal duties and responsibilities of our corporate governance committee will be to:

•	identify candidates qualified to become board members, consistent with criteria approved by the board;

•	recommend the candidates identified be selected as nominees for the next annual meeting of shareholders;

•	develop and recommend to the board a set of corporate governance principles applicable to the corporation; and

•	oversee the evaluation of the board and management.
Compensation of Directors
      Our directors who are also our employees or employees of our principal stockholders receive no additional compensation for their service as directors. Compensation for other directors is $25,000 per annum for collective Board and Committee service. Additionally, we provide payment of travel-related expenses incurred in connection with attendance of Board and Committee meetings.
Codes of Ethics
      Our employee handbook contains certain standards for ethical conduct required of our employees. We require all employees to meet our ethical standards which include compliance with all laws while performing their job duties with high integrity and professionalism.
      We have also adopted a Code of Ethics for our Chief Executive Officer, our Chief Financial Officer, our Corporate Controller and all other executive officers, as well as certain other key employees. This Code of Ethics is intended to promote honest and ethical conduct, full and accurate reporting and compliance with all applicable laws and regulations. A copy of our Code of Ethics is posted on our website at www.nationalwaterworks.com. In the event that we amend or waive any of the provisions of the Code of Ethics, we intend to disclose that fact on our website.
Executive Compensation
      The following table sets forth the compensation earned by our Chief Executive Officer and four other most highly compensated executive officers during 2004, 2003 and 2002.

				Other Annual	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	Compensation(2)

Harry K. Hornish, Jr.,	2004	$452,928	$450,500	$—	$97,849
President and Chief Executive Officer	2003	426,958	344,250	—	97,349
	2002	355,780	159,255	—	1,560,305
Mechelle Slaughter,	2004	212,005	212,000	—	52,174
Former Chief Financial Officer(3)	2003	200,943	162,000	—	51,674
	2002	172,634	77,510	—	937,875
Terry Howell,	2004	159,750	159,000	—	29,337
Chief Information Officer	2003	150,712	121,500	—	28,837
	2002	135,708	43,240	—	564,688
J.L. Walker,	2004	138,440	51,142	—	12,209
Vice President — Human Resources	2003	130,589	48,230	—	11,709
	2002	104,512	32,703	—	129,847
Philip Keipp,	2004	137,746	49,686	—	12,209
Vice President and Chief Financial	2003	124,801	46,200	—	9,382
Officer(3)	2002	112,698	36,431	—	129,847

(1)	Excludes perquisites and other benefits the amount of which did not exceed the greater of $50,000 or 10% of the employee’s total salary and bonus.

(2)	Consists of 401(k) contributions by United States Filter Corporation and National Waterworks and the change of control bonuses paid by United States Filter Corporation in connection with the Acquisition. In April 2002, United States Filter Corporation entered into agreements with certain members of management and other key employees of U.S. Filter, including the persons listed in the executive compensation table, to provide them with an opportunity to earn cash incentive “completion bonuses” in connection with the anticipated sale of the business of U.S. Filter. Completion bonus payments were made by United States Filter Corporation following consummation of the Acquisition to each employee with such an agreement, unless such individual’s employment was terminated voluntarily or for cause prior thereto. Payments by United States Filter Corporation pursuant to these arrangements totaled $6.2 million, including $1,550,050, $558,050, $124,050, $124,050 and $930,000 to Messrs. Hornish, Howell, Keipp and Walker, and Ms. Slaughter, respectively. Additionally, consists of restricted shares of Class A common stock which vested during each period. See additional discussion below.

(3)	Effective January 5, 2005, Ms. Slaughter resigned as our Chief Financial Officer and was replaced by Mr. Philip Keipp. Mr. Keipp previously served as our Controller.
      Employment Agreements. We are party to employment agreements with Mr. Hornish, Mr. Howell and Mr. Keipp providing for base salaries of approximately $482,000, $169,000 and $189,000, respectively, subject to annual adjustment as determined by our board of directors. The agreements with Mr. Hornish, Mr. Howell and Mr. Keipp are set to expire on November 22, 2006, November 22, 2006 and March 1, 2009, respectively. Each of the employment agreements provides for a four (4) year term and a bonus, based on EBITDA, ranging from 10% to 100% of base salary. Additionally, Mr. Keipp’s employment agreement and related stock option agreement, which were executed on March 1, 2005, provide for the issuance of employee stock options, for which vesting will be based on time and various measures of company performance.
      Additionally, each of the employment agreements provides for certain severance payments to be made if the executive’s employment is terminated without “cause,” due to a resignation for a “good reason” (each as defined in the employment agreement), or involuntarily, such as a consequence of death or disability. Following any of these events, each of Messrs. Hornish, Howell and Keipp would be entitled to receive their base salary over the twelve (12) month period commencing on the date of termination, (ii) a pro rata portion of any bonus earned during the calendar year in which the termination occurs payable concurrently with other management bonuses and (iii) reimbursement for any previously unreimbursed expenses.
      Each of the employment agreements contains a non-compete and non-solicitation provision pursuant to which each executive agrees not to be affiliated with a competing business during the term of the employment agreement and for a one-year period thereafter, and not to solicit any of our employees, consultants or customers during the term of the employment agreement and for a three-year period thereafter.
      Prior to her resignation, Ms. Slaughter was party to a similar employment agreement. No severance payments were due upon Ms. Slaughter’s resignation.
      Stock Sales and Restricted Stock Grants. Messrs. Hornish, Howell, Keipp, Walker and certain other employees are parties to executive subscription and stock purchase agreements with NWW Holdings. Mr. Hornish purchased 20,400 shares of NWW Holdings’ Class B Common Stock, Mr. Howell purchased 2,700 shares of NWW Holdings’ Class B Common Stock, Messrs. Keipp and Walker each purchased 1,266 shares of NWW Holdings’ Class B Common Stock, and other employees purchased 25,266 shares of NWW Holdings’ Class B Common Stock, in each case at a purchase price of $50.00 per share of Class B Common Stock. Such shares of Class B Common Stock represent, in the aggregate, 1.28% of NWW Holdings’ fully-diluted equity.
      In addition, each of Messrs. Hornish, Howell, Keipp and Walker, and certain other employees, purchased for nominal consideration the conditional right to receive, in the aggregate, up to 11.75% of the fully-diluted capital stock of NWW Holdings, comprised of shares of NWW Holdings’ Class A Common

Stock and entered into a restricted stock agreement with NWW Holdings. Under the restricted stock agreements, the shares of Class A Common Stock are subject to three forms of vesting:

•	time-based vesting over a four-year period, covering 50% of the applicable employee’s shares;

•	performance-based vesting based on EBITDA targets over a four-year period, covering 25% of the applicable employee’s shares; and

•	performance-based vesting based on net working capital targets over a four-year period, covering 25% of the applicable employee’s shares.
      All time-based vesting shall immediately accelerate if the employee’s employment is terminated without cause within one year of a sale of NWW Holdings or National Waterworks and all performance-based vesting shall immediately accelerate if NWW Holdings or National Waterworks are sold or if there is a public offering of equity securities of NWW Holdings or National Waterworks, in each case, in which the Sponsors realize a specified return on their original investment.
      In all other cases, upon termination of employment, all time-based and performance-based vesting shall also immediately cease, subject to certain pro rata vesting as of the date such employee is terminated, and all unvested shares shall be subject to repurchase. In addition, all vested shares shall also be subject to repurchase if an employee’s employment is terminated for cause. All shares subject to performance-based vesting shall automatically and immediately vest on the eighth anniversary of the effective date of the restricted stock agreement if the employee remains employed by us. Each employee shall be obligated to vote unvested shares in the same manner and proportions as the votes cast by the holders of NWW Holdings’ voting capital stock not subject to repurchase rights.
      The restricted stock agreement executed by Mr. Walker contains non-compete and non-solicitation provisions substantially similar to those contained in the employment agreements discussed above.
      In February 2005, we repurchased Ms. Slaughter’s 45,607 unvested shares of restricted Class A stock for an amount equal to her original purchase price of those shares.
2005 Performance Incentive Plan

      Concurrently with the closing of this offering, we will adopt the 2005 Performance Incentive Plan to provide an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. Employees, officers, directors and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the 2005 plan.
      Our compensation committee will have the authority to administer the 2005 plan. The administrator of the plan will have broad authority to:

•	select participants and determine the types of awards that they are to receive;

•	determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;

•	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

•	construe and interpret the terms of the 2005 plan;

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;

•	subject to the other provisions of the 2005 plan, make certain adjustments to an outstanding award and authorize the conversion, succession or substitution of an award; and

•	allow the purchase price of an award or shares of our common stock to be paid in the form of cash, check or electronic funds transfer, by the delivery of already-owned shares of our common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the administrator may authorize, or any other form permitted by law.

      A total of                 shares of our common stock will be authorized for issuance with respect to awards granted under the 2005 plan. Any shares subject to awards that are not paid or exercised before they expire or are terminated, as well as shares used to pay the purchase or exercise price of awards or related tax withholding obligations, will become available for other award grants under the 2005 plan. As of the date of this prospectus, the 2005 plan has not yet been adopted.
      Awards under the 2005 plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, restricted stock, stock bonuses and other forms of awards granted or denominated in our common stock or units of our common stock. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers for tax or estate planning purposes.
      Nonqualified stock options and other awards may be granted at prices below the fair market value of the common stock on the date of grant. Restricted stock awards can be issued for nominal or the minimum lawful consideration. Incentive stock options must have an exercise price that is at least equal to the fair market value of our common stock, or 110% of fair market value of our common stock for incentive stock option grants to any 10% owner of our common stock, on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or shares of our common stock. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.
      As is customary in incentive plans of this nature, the number and kind of shares available under the 2005 plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders. In no case (except due to an adjustment referred to above or any re-pricing that may be approved by our stockholders) will any adjustment be made to a stock option or stock appreciation right award under the 2005 plan (by amendment, cancellation and re-grant, exchange or other means) that would constitute a re-pricing of the per-share exercise or base price of the award.
      Each award granted under our 2005 plan will generally become fully vested, exercisable, and/or payable, as applicable, upon a “Change in Control Event” if the award will not be assumed or substituted for or otherwise continued after the event. The term Change in Control Event is defined in the 2005 plan and generally includes:

•	stockholder approval of our dissolution or liquidation;

•	certain changes in a majority of the membership of our board of directors over a period of two years or less;

•	the acquisition of more than 30% of our outstanding voting securities by any person other than a person who held more than 30% of our outstanding voting securities as of the date that the 2005 plan was approved, affiliates of JPMP, or THL, a company benefit plan, or one of their affiliates, successors, heirs, relatives or certain donees or certain other affiliates; and

•	a merger, consolidation, reorganization (other than with an affiliate) or similar corporate transactions, or a sale or other transfer of all or substantially all of our assets, after which our stockholders do not own more than 50% of the outstanding voting securities of the resulting entity after such event.
      Our board of directors may amend or terminate the 2005 plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to stockholders for their approval as required by applicable law or any applicable listing agency. The 2005 plan is not exclusive — our board of directors and compensation committee may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

      The plan will terminate on                               . However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, SARs and other rights to acquire common stock under the plan is ten years after the initial date of the award.
Compensation Committee Interlocks and Inside Participation
      During 2004, none of our executive officers served as a member of the board of directors or compensation committee (or other board committee performing similar functions) of another entity.
      The compensation committee is authorized to make recommendations to the board of directors with respect to the general compensation and benefits for executive officers. The compensation committee utilizes the same performance appraisal form used for our other employees to evaluate the performance of executive officers on an annual basis. Certain executive officers are parties to employment agreements with us as previously described in “— Executive Compensation — Employment Agreements” above.

Principal and Selling Stockholders
      The following table sets forth sets forth information as of                     , 2005 regarding beneficial ownership of our common stock before and after completion of this offering (in each case, as adjusted to reflect the conversion of our Class B common stock into Class A common stock and the subsequent reclassification of our Class A common stock into common stock which is expected to occur immediately prior to the consummation of this offering), and shows the number of shares and percentage owned by (i) each person known to beneficially own more than 5% of our common stock before and after completion of this offering, (ii) each of our named executive officers, (iii) the other employee selling stockholders, (iv) each member of our board of directors and (v) all of our executive officers and members of our board of directors as a group. As of                     , 2005, there were                     holders of record of our common stock.
      The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.
      The column below titled “Shares to be Sold in This Offering” represents the shares of common stock being sold in this offering by entities or funds affiliated with JPMP Capital Corp. and Thomas H. Lee Equity Fund V, L.P., our Sponsors, and by the other selling stockholders identified below. Additional information with respect to our equity sponsor and employee selling stockholders and their relationships with our company is provided under the captions “Management” and “Certain Relationships and Related Transactions.”

      Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

					Shares Beneficially
				Shares Beneficially	Owned After This
				Owned After This	Offering Assuming
				Offering Assuming No	Exercise in Full of
	Shares Beneficially			Exercise of the	the Option to
	Owned Prior to			Option to Purchase	Purchase Additional
	This Offering			Additional Shares	Shares
			Shares to be Sold
	Number	%	in This Offering	Number %	Number %

JPMP Capital Corp.(1)	2,059,351	43.1		%	%
Thomas H. Lee Equity Fund V, L.P. and Co-Investment Entities(2)	2,059,351	43.1		%	%
Todd M. Abbrecht(4)	2,024,278	42.4		%	%
Anthony J. DiNovi(4)	2,024,278	42.4		%	%
Paul M. Meister(5)	20,000	*		%	%
C. Dean Metropoulos(6)	20,000	*		%	%
Stephen P. Murray(3)	2,059,351	43.1		%	%
Kevin G. O’Brien(3)	2,059,351	43.1		%	%
Soren L. Oberg(4)	2,024,278	42.4		%	%
Stephen V. McKenna(3)	2,059,351	43.1		%	%
Harry K. Hornish, Jr.(7)	210,759	4.4		%	%
Terry Howell(7)	50,290	1.1		%	%
Philip Keipp(7)	13,163	*		%	%
J.L. Walker(7)	13,163	*		%	%
All Executive Officers and Directors as a group (12 persons)	4,516,385	94.5		%	%

*	Less than 1%

(1)	Includes shares, shares, shares, shares and shares of common stock owned by J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P. and J.P. Morgan Partners Global Investors (Cayman) II, L.P., respectively. The general partner of J.P. Morgan Partners (BHCA), L.P. is JPMP Master Fund Manager, L.P. The general partner of each of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors A, L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P. is JPMP Global Investors, L.P. JPMP Capital Corp., a wholly-owned subsidiary of JPMorgan Chase & Co., a publicly-traded company, is the general partner of each of JPMP Master Fund Manager, L.P. and JPMP Global Investors, L.P. As a result, each of JPMP Master Fund Manager, L.P., JPMP Global Investors, L.P. and JPMP Capital Corp. may be deemed beneficial owners of the shares held by J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P. (collectively, the “JPMP Entities”). The foregoing, however, shall not be construed as an admission that such entities are the beneficial owners of the shares held by the JPMP Entities. Each of the JPMP Entities, JPMP Master Fund Manager, L.P., JPMP Global Investors, L.P. and JPMP Capital Corp. are members of the private equity business unit of JPMorgan Chase & Co., a publicly-traded company. JPMP Capital Corp. is affiliated with J.P. Morgan Securities Inc., a broker-dealer. The address for JPMP Capital Corp. is 1221 Avenue of the Americas, New York, New York 10020.

(2)	Includes 1,586,701 shares, 411,684 shares, 21,863 shares, 12,398 shares, 10,656 shares, 9,516 shares, 2,503 shares and 4,030 shares of common stock owned by each of Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P. (collectively, the “THL Funds”), Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company I LLC, Putnam Investments Employees’ Securities Company II LLC (collectively, the “Putnam Funds”), 1997 Thomas H. Lee Nominee Trust (the “Lee Trust”) and Thomas H. Lee Investors Limited Partnership (“Investors”), respectively. The shares held by the THL Funds may be deemed to be beneficially owned by THL Equity Advisors V, LLC (“Advisors”), the general partner of each of the THL Funds. Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The Putnam Funds, the Lee Trust and Investors are co-investment entities of the THL Funds and each disclaims beneficial ownership of any shares other than those shares held directly by such entity. Each of the THL Funds, Advisors, Investors and the Lee Trust has an address c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110. The Putnam Funds have an address c/o Putnam Investment, Inc., 1 Post Office Square, Boston, Massachusetts 02109.

(3)	Each of Messrs. Murray, McKenna and O’Brien may be deemed the beneficial owner of the shares of common stock owned by affiliates of J.P. Morgan Partners, LLC set forth in note (1) due to their status as a partner or principal of J.P. Morgan Partners, LLC, which advises such entity. Each such person disclaims beneficial ownership of any such shares, except to the extent of his pecuniary interest. The address for each such person is c/o JPMP Capital Corp., 1221 Avenue of the Americas, New York, New York 10020.

(4)	Each of Messrs. Abbrecht, DiNovi and Oberg may be deemed the beneficial owner of the shares of common stock owned by the THL Funds and Investors in their capacity as a managing director with respect to Messrs. Abbrecht and Oberg, and Co-President, with respect to Mr. DiNovi, of Thomas H. Lee Partners, L.P. Each such person disclaims beneficial ownership of any such shares, except to the extent of his pecuniary interest. The address for each such person is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.

(5)	Shares are owned by a limited liability company of which Mr. Meister is manager.

(6)	Shares are owned by a trust for the benefit of the children of Mr. Metropoulos.

(7)	Each of Messrs. Hornish, Howell, Keipp and Walker holds shares, shares, shares, shares and shares of common stock, respectively.

Certain Relationships and Related Transactions
Stockholders’ Agreement
      We are a party to a stockholders’ agreement with all of our stockholders. The stockholders’ agreement, among other matters:

•	restricts the transfer of our shares, subject to certain exceptions, and provides that all transferees must become a party to the stockholders’ agreement;

•	establishes a board of directors consisting of ten directors (nine prior to January 27, 2005), of which:

•	three will be nominated by the stockholders affiliated with J.P. Morgan Partners, LLC (the “JPM Directors”) so long as they own at least 25% of our common stock on a fully diluted basis; or two persons if they own less than 25% but 10% or more of our common stock, and one person if they own more than 0% but less than 10% of our common stock;

•	three will be nominated by the stockholders affiliated with Thomas H. Lee Partners, L.P. (the “THL Directors”) so long as they own at least 25% of our common stock on a fully diluted basis; or two persons if they own less than 25% but 10% or more of our common stock, and one person if they own more than 0% but less than 10% of our common stock;

•	one will be our chief executive officer; and

•	three shall be nominated by the other directors including a majority of each of the JPM Directors and the THL Directors so long as the affiliates of J.P. Morgan Partners, LLC or Thomas H. Lee Partners, L.P., respectively, own at least 10% of our common stock on a fully-diluted basis;

•	requires each stockholder of Holdings to vote all their shares for the election of the persons nominated as directors as provided above;

•	prohibits us from taking the following actions without the prior approval of the stockholders affiliated with each of J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. so long as in each case the stockholders affiliated with the applicable Sponsor owns at least 10% of our outstanding capital stock:

•	materially changing the duties of or terminating our chief executive officer, chief financial officer, chief operating officer or chief information officer, amending or revising any employment agreement with any such officer, or, if any such officer is terminated, hiring a replacement for such officer;

•	incurring indebtedness outside of the ordinary course of business;

•	entering into agreements to acquire a controlling interest in, or all or substantially all of the assets of, another entity;

•	making investments or capital expenditures, in each case in excess of $250,000 that are not included in the annual operating budget approved by the board;

•	disposing of assets outside the ordinary course of business and other than sales of fully depreciated or obsolete or surplus tangible personal property; or

•	entering into transactions with affiliates subject to specified exceptions; or

•	effecting any changes in our strategic direction not specified in our annual strategic plan;

•	contains rights of the Class B stockholders and, under certain circumstances, the Class A stockholders to participate in transfers of Holdings’ shares by stockholders to third parties;

•	requires the stockholders to participate in and cooperate in consummating a sale of the Company that is approved by stockholders holding at least 75% of the outstanding Class B shares;

•	grants us and the stockholders affiliated with the Sponsors, including certain of their affiliates, certain rights of first refusal with respect to transfers of our Class B shares to third parties by Class B stockholders other than those affiliated with the Sponsors and grants the stockholders affiliated with a Sponsor certain rights of first refusal with respect to transfers of our shares to third parties by the other Sponsor;

•	grants the holders of Class B Common Stock certain preemptive rights; and

•	requires each stockholder (other than stockholders affiliated with the Sponsors) to grant an irrevocable proxy to our chief executive officer, to vote all such stockholder’s shares in order to effectuate the provisions of the stockholder’s agreement.
      Prior to an initial public offering of our capital stock, the stockholders’ agreement provides that we will be required to redeem each issued and outstanding share of its Class B Common Stock for:

•	the unreturned original cost and unpaid yield upon such shares to the date of the closing of the initial public offering, which may be paid in cash (to the extent contractually permitted) or short-term securities, or a combination thereof, as may be reasonably acceptable to holders of 75% of the Class B Common Stock then outstanding; plus

•	one share of our Class A Common Stock.
      The stockholders’ agreement will terminate upon our sale, dissolution or liquidation.
Registration Rights Agreement
      We are party to a registration rights agreement with the holders of Class B Common Stock. The registration rights agreement, among other matters, provides for the following, subject to certain customary limitations:

•	Demand registration. At any time following the effective date of a registration statement filed by us with respect to an initial public offering of our capital stock, at the request of stockholders affiliated with a Sponsor, we will be required to use our best efforts to register the common shares, including shares convertible or exercisable for common shares, held by such requesting stockholders under the Securities Act provided that the anticipated aggregate offering price to the public is at least $25 million. The registration rights agreement provides for up to three demand registrations on Form S-1 for each Sponsor and its affiliates who are stockholders.

•	Piggyback registration. If we propose to register any of our shares for our own account or otherwise, we must give written notice to each of our Class B stockholders of our intention to register and upon written request, we must use our best efforts to cause all requested shares to be included in such registration on the same terms and conditions as the securities otherwise being sold, subject to standard cutback and other customary restrictions.

•	Registration on Form S-3. If we will have qualified for the use of Form S-3, the stockholders affiliated with a Sponsor will have the unlimited right to request that we effect a registration under the Securities Act using Form S-3. We will not be obligated to effect any such registration if the anticipated gross offering price of all shares to be registered would be less than $10,000,000 or if we will have effected four or more registration statements on Form S-3 during the 12-month period prior to the date of such request for registration.
      In addition, the registration rights agreement provides for the payment by us of all of the fees and expenses of any registration provided for in such agreement, including the attorney’s fees for the selling stockholder’s but excluding underwriting discounts and selling commissions which shall be borne by the selling stockholders on a pro rata basis. The registration rights agreement also contains standard indemnification provisions customary in an agreement of this type from us to the selling stockholders.

Arrangement with Sponsors
      National Waterworks is a party to a management agreement with the Sponsors. Under this agreement, the Sponsors agreed to provide National Waterworks with financial advisory and other services. National Waterworks pays each Sponsor an annual management fee in the amount of $0.5 million ($1.0 million in the aggregate). National Waterworks pays this fee quarterly in advance. National Waterworks also reimburses the Sponsors for all expenses incurred by them in connection with the agreement. The management agreement also contains standard indemnification provisions for agreements of this type. The management agreement may be terminated by a Sponsor with respect to that Sponsor only, or by mutual consent of the Sponsors, at any time on 30 days notice, and will terminate with respect to a Sponsor on the date such Sponsor owns less than 5% of our capital stock that it purchased on the closing date of the Acquisition. In addition, the management agreement may be terminated with respect to a Sponsor in connection with an initial public offering or a change in law, occurrence or event which causes the existence of the management agreement to render any of the directors designated by a Sponsor an “interested” or not otherwise independent director or adversely affects such Sponsor’s right to designate a director or such director’s ability to perform his duties as director. In such event, such Sponsor will be entitled to receive a termination fee equal to the net present value of the fees which would have been paid to the Sponsor for the 10 year period commencing on the date of termination. The management agreement will be terminated concurrently with the consummation of this offering and the Sponsors will be paid a termination fee of approximately $8.3 million at that time.
      In addition, upon consummation of the Acquisition, National Waterworks paid each Sponsor a transaction fee in the amount of $8.0 million ($16.0 million in the aggregate). National Waterworks also paid all expenses of the Sponsors and their controlled affiliates, including the fees and expenses of their respective counsel and other advisors and consultants, in connection with the Acquisition. These arrangements with the Sponsors also contain standard indemnification provisions by us of the Sponsors.
Arrangements with Affiliates of J.P. Morgan Partners, LLC
      National Waterworks is a party to a senior credit facility with J.P. Morgan Securities Inc. as a co-syndication agent and as a joint lead arranger and Chase Lincoln First Commercial Corp., an affiliate of JPMorgan Chase Bank, as a lender. J.P. Morgan Securities Inc. was also an initial purchaser of the notes. Both J.P. Morgan Securities Inc. and Chase Lincoln First Commercial Corp. are affiliates of J.P. Morgan Partners, LLC. In connection with the senior credit facility and amendments thereto, J.P. Morgan Securities Inc. and Chase Lincoln First Commercial Corp. received customary fees for acting in such capacities. J.P. Morgan Securities Inc. was also paid customary underwriting fees in connection with the offering of our senior subordinated notes. In addition, J.P. Morgan Securities Inc. received a customary fee in respect of a bridge financing commitment which was not utilized. The aggregate amount of fees paid in connection with those transactions to affiliates of J.P. Morgan Partners, LLC was approximately $6.6 million. J.P. Morgan Securities Inc. is also acting as one of the underwriters in connection with this offering.
Tax Allocation Agreement
      NWW Holdings files federal income tax returns with National Waterworks on a consolidated basis. At the closing of the Acquisition, NWW Holdings entered into a tax allocation agreement with National Waterworks which provides that National Waterworks will make distributions to NWW Holdings, and NWW Holdings will make contributions to National Waterworks, such that National Waterworks will incur the expense for taxes generated by its business on the same basis as if we did not file consolidated tax returns.

Description of Certain Indebtedness
Our New Credit Facility
      Concurrent with the closing of this offering, we and National Waterworks will enter into a new or amended senior secured credit facility with J.P. Morgan Securities Inc. and Goldman Sachs Credit Partners L.P., as joint lead arrangers, joint bookrunners and co-syndication agents,                      , as administrative agent, and certain banks and financial institutions as lenders. The terms are not yet finalized and could change, and such changes could be significant. The closing of this offering is conditioned upon the closing of the credit facility. We expect that the credit facility will consist of the following:

•	a $100.0 million senior secured revolving credit facility that will mature in 2010; and

•	a $550.0 million senior secured term loan facility that will mature in 2012, all of which will be used in connection with this offering and to repay our existing debt.
      Our credit facility will permit National Waterworks to issue up to an additional $100.0 million of term loans without the consent of the existing lenders thereunder, so long as no default or event of default under the credit facility has occurred and is continuing or would occur after giving effect to such issuance and certain other conditions are satisfied, including pro forma compliance with certain senior leverage ratios.
Security and Guarantees
      We will unconditionally and irrevocably guarantee, jointly and severally, National Waterworks’ obligations under the credit facility and each of our and National Waterworks’ respective future domestic and, to the extent no material adverse tax consequences would result, foreign subsidiaries, if any. National Waterworks does not currently have any subsidiaries.
      Our obligations under the credit facility, and the guaranties of those obligations, will be secured by substantially all of our and National Waterworks’ assets and substantially all of the assets of each of our and National Waterworks’ future domestic and, to the extent no material adverse tax consequences would result, foreign subsidiaries, if any, including, but not limited to:

•	a first priority pledge of 100% of National Waterworks’ capital stock and 100% of the capital stock of each of our and National Waterworks future domestic and, to the extent no material adverse tax consequences would result, foreign subsidiaries, if any; and

•	a perfected first-priority security interest in substantially all our tangible and intangible assets and those of National Waterworks, and each of our and National Waterworks’ future domestic and, to the extent no material adverse tax consequences would result, foreign subsidiaries, if any.
Interest Rates and Fees
      Borrowings under the credit facility will bear interest as follows:

•	Revolving credit facility: (a) in the case of loans with an interest rate based on the Applicable Base Rate (“ABR”), an applicable margin of % per annum plus the higher of (1) the administrative agent’s prime rate and (2) the federal funds effective rate plus 0.5% or (b) in the case of loans with an interest rate based on the Eurodollar rate, the Eurodollar rate plus an applicable margin of % per annum. Such applicable margins are currently subject to reduction if National Waterworks achieves certain performance targets; and

•	Term loan facility: (a) in the case of loans with an interest rate based on the ABR rate, an applicable margin of % per annum plus the higher of (1) the administrative agent’s prime rate and (2) the federal funds effective rate plus 0.5% or (b) in the case of loans with an interest rate based on the Eurodollar rate, the Eurodollar rate plus an applicable margin of % per annum.

      The credit facility will provide for the payment to the lenders of a commitment fee on average unused commitments under the revolving credit facility initially equal to 0.375% per annum. Such commitment fee is subject to reduction if National Waterworks achieves certain performance targets. National Waterworks will also pay a fronting fee of 0.25% on the face amount of all outstanding letters of credit.
Scheduled Amortization Payments and Mandatory Prepayments
      The term loan facility will provide for twenty-seven quarterly amortization payments of $1.375 million, with the balance of the facility to be repaid at maturity in 2012.
      In addition, the credit facility will require us to prepay outstanding term loans and, after the term loans have been repaid in full, to prepay outstanding revolving credit loans, subject to certain exceptions, with:

•	100% of the net cash proceeds of certain asset dispositions or insurance recoveries by us, National Waterworks or our and National Waterworks’ respective subsidiaries which are not reinvested in our business within one year of the disposition or recovery, as applicable; and

•	100% of the net cash proceeds of debt issuances by us, National Waterworks or our and National Waterworks’ respective subsidiaries other than debt permitted to be incurred by us, National Waterworks or our and National Waterworks’ respective subsidiaries under the limitation on debt covenant in the credit facility.
Voluntary Prepayments
      The credit facility will provide for voluntary prepayments of the loans and voluntary reductions of the unutilized portion of the commitments under the revolving credit facility, subject to certain conditions and without premium or penalty, subject to customary breakage costs in the case of Eurodollar loans.
Covenants
      The credit facility will contain financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants will include, among other things, limitations, each of which are subject to standard and customary exceptions for financings of this type and certain other exceptions, on our, National Waterworks’ and our and National Waterworks’ respective subsidiaries’, if any, ability to:

•	declare dividends and make other distributions;

•	redeem and repurchase our capital stock;

•	prepay, redeem and repurchase certain of our indebtedness;

•	make loans and investments;

•	incur additional indebtedness;

•	grant liens;

•	enter into sale-leaseback transactions;

•	modify our capital stock;

•	restrict dividends from our subsidiaries;

•	enter into new lines of business;

•	recapitalize, merge, consolidate or enter into acquisitions;

•	sell our assets; and

•	enter into certain transactions with our affiliates.
      Our credit facility will also require that we maintain a minimum interest coverage ratio, a maximum total leverage ratio and maximum capital expenditures. Calculation of the interest coverage and leverage ratios will give pro forma effect to any permitted acquisitions.

Events of Default
      Our credit facility will contain certain customary events of default with respect to us, National Waterworks and each of our respective subsidiaries, including, among others:

•	nonpayment of principal or interest under the senior credit facility;

•	breach of the affirmative or negative covenants;

•	material breach of the representations or warranties;

•	cross-default to other material indebtedness;

•	bankruptcy or insolvency;

•	material judgments entered against us, National Waterworks or any of our subsidiaries;

•	certain ERISA violations;

•	actual or asserted invalidity of the security documents, any guaranties, the security interest or any subordination provision associated with the credit facility; and

•	a change in control, as described in the credit facility.
Our Existing Credit Facility
      NWW Holdings and National Waterworks entered into a senior credit facility with J.P. Morgan Securities Inc. and Goldman Sachs Credit Partners L.P. as joint lead arrangers, joint bookrunners and co-syndication agents, UBS AG, Stamford Branch, as administrative agent, and certain banks and financial institutions as lenders.
      The existing credit facility consists of a $75.0 million senior secured revolving credit facility that matures on November 22, 2008, and a $245.0 million senior secured term loan facility that matures on November 22, 2009.
      Borrowings under the existing credit facility bear interest as follows:

•	Revolving credit facility: (a) in the case of loans with an interest rate based on the ABR rate, an applicable margin of 2.00% per annum plus the higher of (1) UBS AG, Stamford Branch’s prime rate and (2) the federal funds effective rate plus 0.5% or (b) in the case of loans with an interest rate based on the Eurodollar rate, the Eurodollar rate plus an applicable margin of 3.00% per annum. Such applicable margins are currently subject to reduction if National Waterworks attains certain leverage ratios; and

•	Term loan facility: (a) in the case of loans with an interest rate based on the ABR rate, an applicable margin of 1.75% per annum plus the higher of (1) UBS AG, Stamford Branch’s prime rate and (2) the federal funds effective rate plus 0.5% or (b) in the case of loans with an interest rate based on the Eurodollar rate, the Eurodollar rate plus an applicable margin of 2.50% per annum.
      The existing credit facility provides for the payment to the lenders of a commitment fee on average unused commitments under the revolving credit facility initially equal to 0.5% per annum. Such commitment fee is currently subject to reduction if National Waterworks attains certain leverage ratios.
The 10.50% Notes
      National Waterworks currently has $200.0 million aggregate principal amount of its 10.50% Notes outstanding.
      Interest on the 10.50% Notes accrues at the rate of 10.50% per annum and is payable semi-annually in arrears on June 1 and December 1 each year. The 10.50% Notes mature on December 1, 2012.

National Waterworks is not required to make mandatory redemption or sinking fund payments with respect to the 10.50% Notes.
      The 10.50% Notes are guaranteed on a senior subordinated basis by all of National Waterworks’ future domestic subsidiaries, if any. National Waterworks does not currently have any subsidiaries.
      The 10.50% Notes are general unsecured senior subordinated obligations of National Waterworks. They rank behind all of National Waterworks’ current and future indebtedness, other than trade payables, except future indebtedness that expressly provides that it ranks equally with, or subordinated in right of payment to, the 10.50% Notes. The 10.50% Notes rank equally with all of National Waterworks’ future senior subordinated indebtedness. The 10.50% Notes are effectively subordinated to all obligations of National Waterworks’ subsidiaries that exist in the future and do not guarantee the 10.50% Notes.
      Prior to the closing of this offering, National Waterworks intends to commence a tender offer and consent solicitation with respect to all its outstanding $200.0 million aggregate principal amount of 10.50% Notes. The closing of this offering is conditioned upon the receipt of the tenders and consents of at least a majority in aggregate principal amount of the outstanding 10.50% Notes. Upon receipt of the requisite consents, National Waterworks will execute a supplemental indenture with respect to the 10.50% Notes, with effectiveness subject to the consummation of the tender offer. The supplemental indenture will delete all of the material restrictive covenants contained in the indenture governing the 10.50% Notes. The only operative material covenant will be the covenant to make payment on the 10.50% Notes.
12.50% Notes
      On October 29, 2004, NWW Holdings completed a private offering of $250.0 million aggregate principal amount of its 12.50% Notes.
      Interest on the 12.50% Notes accrues at the rate of 12.50% per annum and is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year. The 12.50% Notes mature on January 1, 2014. NWW Holdings is not required to make mandatory redemption or sinking fund payments with respect to the 12.50% Notes.
      NWW Holdings may redeem all or a portion of the 12.50% Notes prior to December 1, 2007 at a price equal to 100% of the principal amount of the 12.50% Senior Notes plus a “make-whole” premium. NWW Holdings intends to repurchase the 12.50% Notes concurrently with the closing of this offering.

Description of Capital Stock
      The following is a description of the terms of our amended and restated certificate of incorporation and amended and restated by-laws, the forms of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is part and which will become effective upon the consummation of this offering.
Authorized Capitalization
      Upon the closing of this offering, our authorized capital stock will consist of:

•	shares of common stock, par value $0.01 per share, all such shares will be designated common stock; and

•	shares of preferred stock, par value $0.01 per share.
      After this offering, and including the conversion of all of our Class B common stock into our Class A common stock and the reclassification of our Class A common stock into our common stock,                     shares of our common stock and no shares of our preferred stock will be issued and outstanding. The number of shares of our common stock issued and outstanding includes                      shares of restricted stock to be awarded under our stock incentive plan on the closing date of this offering, which shares will begin to vest on                     and will not be entitled to receive dividends for any period prior to                               .
      Our board of directors will adopt a dividend policy, effective upon the closing of this offering, pursuant to which, in the event and to the extent we have cash available for distribution to the holders of our common stock, and subject to applicable law and the terms of our credit facility and any other outstanding indebtedness of ours, our board of directors will declare cash dividends on our common stock. This policy reflects our judgment that our stockholders would be better served if we distributed a substantial portion of our cash available for distribution to them instead of retaining it in our business.
      As of March 25, 2005, there were approximately                      record holders of our Class A common stock and                      record holders of our Class B common stock.
Common Stock
      All shares of common stock to be outstanding upon completion of this offering will be validly issued, fully paid and nonassessable.
      Dividends. Holders of shares of our common stock will be entitled to receive dividends and other distributions in cash, stock or property of ours as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. Dividends on our common stock will not be cumulative. Consequently, if dividends on our common stock are not declared and/or paid at the targeted level, our stockholders will not be entitled to receive such payments in the future.
      Our board of directors will adopt a dividend policy, effective upon the closing of this offering, pursuant to which, in the event and to the extent we have cash available for distribution to the holders of shares of our common stock, and subject to applicable law and the terms of our credit facility, and any other then outstanding indebtedness of ours, our board of directors will declare cash dividends on our common stock. The initial dividend rate on our common stock is expected to be equal to $           per share per annum, subject to adjustment.
      Our board of directors may, in its discretion, amend or repeal the dividend policy with respect to our common stock to decrease the level of dividends provided for or discontinue entirely the payment of dividends.
      Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock will be entitled to share in our assets remaining after payment of all debts and other liabilities, subject to the liquidation preference of any outstanding preferred stock.

      Voting Rights. Shares of our common stock carry one vote per share. Except as otherwise required by law, holders of our common stock are not entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of the affected shares are entitled to vote on the amendment. Holders of shares of our common stock will not be entitled to cumulative voting rights.
      Except as otherwise required by the Delaware General Corporation Law and our amended and restated certificate of incorporation and amended and restated by-laws, action requiring stockholder approval may be taken by a vote of the holders of a majority of the common stock at a meeting at which a quorum is present. See “— Anti-Takeover Effects of Various Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws.”
      Other Rights. Holders of shares of our common stock have no preemptive rights. The holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
      Our amended and restated certificate of incorporation provides that we may issue up to                      shares of our preferred stock in one or more series as may be determined by our board of directors.
      Our board of directors has broad discretionary authority with respect to the rights of issued series of our preferred stock and may take several actions without any vote or action of the holders of our common stock, including:

•	determining the number of shares to be included in each series;

•	fixing the designation, powers, preferences and relative rights of the shares of each series and any qualifications, limitations or restrictions with respect to each series, including provisions related to dividends, conversion, voting, redemption and liquidation, which may be superior to those of our common stock; and

•	increasing or decreasing the number of shares of any series.
      The board of directors may authorize, without approval of holders of our common stock, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of our common stock. For example, our preferred stock may rank prior to our common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of our common stock.
      Our preferred stock could be issued quickly with terms designed to delay or prevent a change in the control of our company or to make the removal of our management more difficult. This could have the effect of discouraging third party bids for our common stock or may otherwise adversely affect the market price of our common stock.
      We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without action by our common stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.
      Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, be used to implement a stockholder rights plan or otherwise impede the completion of a merger, tender offer or other takeover attempt of our company. Our board of directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then best current market price.
Anti-Takeover Effects of Various Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws
      Provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that may have some anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Delaware Anti-Takeover Statute
      We are subject to Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless:

•	the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by our board of directors prior to the time the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after the time a person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
      “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the shares of the corporation’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.
      In addition, provisions of our amended and restated certificate of incorporation and amended and restated by-laws, which are summarized in the following paragraphs, may have an anti-takeover effect.
      Quorum Requirements; Removal of Directors. Our amended and restated certificate of incorporation provides for a minimum quorum of one-third in voting power of the outstanding shares of our capital stock entitled to vote, except that a minimum quorum of a majority in voting power of the outstanding shares of our capital stock entitled to vote is necessary to hold a vote for any director in a contested election, the removal of a director or the filling of a vacancy on our board of directors. Our amended and restated by-laws provide that directors may be removed only for cause by the affirmative vote of at least a majority in voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors.
      No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are denied the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly address cumulative voting.

      No Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders. Our amended and restated certificate of incorporation prohibits stockholder action by written consent. It and our amended and restated by-laws also provide that special meetings of our stockholders may be called only by (1) the chairman of our board of directors or (2) our board of directors or (3) our board of directors upon a request by holders of at least 50% in voting power of all the outstanding shares entitled to vote at that meeting.
      Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated by-laws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must be delivered or mailed and received at our principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders.
      Our amended and restated by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders. Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary by the later of 10 days following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made or 90 days prior to the date that meeting is proposed to be held and not more than 120 days prior to such meeting.
      Limitations on Liability and Indemnification of Officers and Directors. The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors to us or our stockholders for monetary damages for breaches of their fiduciary duty as directors to the fullest extent permitted by the Delaware General Corporation Law.
      Our amended and restated by-laws provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law and that such indemnitees shall generally also be entitled to an advancement of expenses. We are also expressly authorized to, and do, carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
      The limitation of liability and indemnification provisions in our amended and restated by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
      There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
      Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
      Supermajority Provisions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that the following provisions in the amended and restated certificate of incorporation may be amended only by a vote of two-thirds or more in voting power of all the outstanding shares of our capital stock entitled to vote:

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in (1) the chairman of our board of directors, (2) our board of directors and (3) our board of directors upon a request by holders of at least 50% in voting power of all the outstanding shares entitled to vote at that meeting;

•	the provisions requiring that our business and affairs be managed by or under the direction of our board of directors;

•	the provisions relating to the classification of our board of directors;

•	the provisions relating to the size of our board of directors;

•	the provisions relating to the filling of vacancies on our board of directors;

•	the provisions relating to the quorum requirements at stockholder meetings for the transaction of business and at stockholder meetings regarding votes for any director in a contested election, the removal of a director, or the filling of a vacancy on our board of directors by our stockholders;

•	the provisions relating to advance notice requirements for stockholder proposals and director nominations;

•	the limitation on the liability of our directors to us and our stockholders;

•	the provisions granting authority to our board of directors to amend or repeal our by-laws without a stockholder vote, as described below in more detail;

•	the provisions granting stockholders representing no less than two-thirds of the voting power of our capital stock the authority to amend our by-laws, as described below in more detail; and

•	the supermajority voting requirements listed above.
      Our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. In addition, our restated certificate of incorporation provides that our amended and restated by-laws may be amended by stockholders representing no less than two-thirds of the voting power of all the outstanding shares of our capital stock entitled to vote.
Listing
      We have applied to list our common stock on the New York Stock Exchange under the trading symbol “NWW.”
Transfer Agent and Registrar
                          will be the transfer agent and registrar for our shares of common stock.

Shares Eligible for Future Sale
      Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through future sales of our securities.
      Upon completion of this offering,                     shares of common stock will be outstanding. Of these shares, the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by an affiliate of ours as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining                     shares of common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.
      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned its, his or her shares of common stock for at least one year from the date such securities were acquired from us or an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then-outstanding shares of common stock (approximately shares immediately after this offering) and the average weekly trading volume of the common stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. Under Rule 144, however, a person who has held restricted securities for a minimum of two years from the later of the date of such securities were acquired from us or an affiliate of ours and who is not, and for the three months prior to the sale of such restricted securities has not been, an affiliate of ours, is free to sell such shares of common stock without regard to the volume, manner-of-sale and the other limitations contained in Rule 144. The foregoing summary of Rule 144 is not intended to be a complete discussion thereof.
      Commencing 180 days after the date of this prospectus, approximately                     outstanding restricted securities will be eligible for sale under Rule 144 subject to applicable volume limitations, manner of sale and notice requirements.
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any such shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of                     for a period of                     days after the date of this prospectus, subject to specified exceptions.
      Our officers, directors and all existing stockholders have agreed, subject to specified exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, shares of our common stock or any securities convertible into or exchangeable or exercisable for any such securities, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement without, in each case, the prior written consent of                     for a period of                     days after the date of this prospectus.
      Prior to this offering, there has been no established market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, common stock in the public market may have an adverse effect on the market price for the common stock.

Material U.S. Federal Income Tax Consequences for Non-U.S. Holders
      The following discussion describes the material U.S. federal income tax consequences associated with the purchase, ownership, and disposition of our common stock as of the date hereof by Non-U.S. Holders. A “Non-U.S. Holder” is a holder that is not a “U.S. Holder.”
      A “U.S. Holder” means a holder of common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
      If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership purchasing common stock, we urge you to consult your own tax advisor.
      Except where noted, this discussion deals only with common stock held as capital assets.
      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.
      Special rules may apply to certain Non-U.S. Holders, such as:

•	U.S. expatriates,

•	“controlled foreign corporations,”

•	“passive foreign investment companies,”

•	corporations that accumulate earnings to avoid U.S. federal income tax, and

•	investors in pass-through entities that are subject to special treatment under the Code.
      Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
      Dividends. Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States and, if certain tax treaties apply, are attributable to your U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if you were a U.S. Holder. Special certification and disclosure requirements (including the Non-U.S. Holder providing an appropriately completed IRS Form W-8ECI) must be satisfied for effectively connected income to be exempt from withholding. If you are a foreign corporation, any such effectively connected dividends received by you may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      If you wish to claim the benefit of an applicable treaty rate (and also avoid backup withholding as discussed below) for dividends, you will be required to:

•	complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and that you are entitled to the benefits of the applicable treaty, or

•	if the shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations.
Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.
      If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.
      Sale or Exchange of Common Stock. As a non-U.S. holder, you generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, and if certain tax treaties apply, is attributable to your U.S. permanent establishment,

•	if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met, or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.
      If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.
      We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.
      Information Reporting and Backup Withholding. Under certain circumstances, Treasury regulations require information reporting and backup withholding on certain payments on common stock.
      Dividends on common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements or otherwise establishes an exemption. We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the U.S. federal withholding tax withheld with respect to those dividends.
      Under United States Treasury Regulations, payments on the sale or redemption of our common stock effected through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a foreign partnership with significant United States ownership, or a United States branch of a foreign bank or insurance company, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met. Information reporting and backup withholding generally will apply to sale or redemption payments effected at a United States office of any United States or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met.
      Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

Underwriting
      We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. are the representatives of the underwriters (together, the “Representatives”).

Underwriters	Number of Shares

Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Total

      The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                     shares from the selling shareholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
      The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by NWW Holdings and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                     additional shares.
Paid by NWW Holdings

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
Paid by the Selling Shareholders

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
      Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
      At our request, the underwriters have reserved five percent of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees and certain designed business associates of the Company. The number of shares available for sale to other investors will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

      We and our officers, directors, and the holders of substantially all of our common stock, including the selling shareholders, have agreed with the underwriters that, with the exception of the common stock being offered pursuant to this prospectus and without the prior written consent of the Representatives, each of us will not, during the period ending 180 days after the date of this prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for such shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of such shares or such other securities, in cash or otherwise or (3) file any registration statement with the Securities and Exchange Commission relating to the offering of any of such shares or any securities convertible into or exercisable or exchangeable for such shares, without the prior written consent of the Representatives.
      The 180-day restricted period described in the preceding paragraph will be automatically extended if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the 180-day restricted period shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.
      This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
      Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the Representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be NWW Holdings’ historical performance, estimates of the business potential and earnings prospects of NWW Holdings, an assessment of NWW Holdings’ management and the consideration of the above factors in relation to market valuation of companies in related businesses.
      An application has been made to list the common stock on the New York Stock Exchange under the symbol “NWW.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.
      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the Representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.
      Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
      The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.
      The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.
      The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

      JPMP, which currently owns approximately 43% of our outstanding common shares, is one of the selling shareholders and may be deemed to be an affiliate of J.P. Morgan Securities Inc. In addition, three affiliates of Goldman, Sachs & Co. own approximately $139.0 million of the outstanding 12.50% Notes, which we will purchase in connection with the Financing Transactions using proceeds from this offering and borrowings under our credit facility. Such holders may also receive a redemption premium. Because J.P. Morgan Securities Inc. and Goldman, Sachs & Co. are underwriters, and each of them or their respective affiliates may receive more than 10% of the entire net proceeds in this offering, the underwriters may be deemed to have a “conflict of interest” under Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the “Conduct Rules”). In addition, as a result of its relationship with JPMP, J.P. Morgan Securities Inc. may be deemed to be our “affiliate” as defined by Rule 2720 of the Conduct Rules. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Morgan Stanley & Co. Incorporated has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.
      The underwriters will not execute sales in discretionary accounts without the prior written specific approval of the customers.
      A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of our common stock to the underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distribution on the same basis as other allocations.
      NWW Holdings and the selling shareholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          .
      NWW Holdings and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for NWW Holdings or National Waterworks, for which they received or will receive customary fees and expenses. For example, NWW Holdings and National Waterworks are parties to a senior credit facility with J.P. Morgan Securities Inc. and Goldman Sachs Credit Partners L.P. as co-syndication agents and joint lead arrangers, UBS AG, Stamford Branch, as administrative agent and Citigroup Investments Corporate Loan Fund and Chase Lincoln First Commercial Corp., an affiliate of JPMorgan Chase Bank, as lenders. J.P. Morgan Securities Inc. was also paid customary underwriting fees in connection with the offering of our senior subordinated notes, and J.P. Morgan Securities Inc. received a customary fee in respect of a bridge financing commitment which was not utilized. The aggregate amount of fees paid in connection with those transactions to affiliates of J.P. Morgan Partners, LLC was approximately $6.6 million. In addition, JPMP, an affiliate of J.P. Morgan Securities Inc., is one of two largest shareholders of NWW Holdings and receives annual fees in connection with a management agreement. See “Certain Relationships and Related Transactions.”

Legal Matters
      The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by O’Melveny & Myers LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.
Experts
      The consolidated financial statements of National Waterworks Holdings, Inc. (Successor) and subsidiary as of December 31, 2004 and 2003 and for the years then ended and for the period of November 22, 2002 through December 31, 2002 and the consolidated financial statements of U.S. Filter Distribution Group, Inc. (Predecessor) and subsidiary for the period of January 1, 2002 through November 21, 2002, have been included in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the Predecessor financial statements refers to a change in the method of accounting for goodwill in 2002.
Where You Can Find More Information
      We have filed a Registration Statement on Form S-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. As a result of the effectiveness of the registration statement, we will be subject to the informational reporting requirements of the Exchange Act of 1934 and, under that Act, we will file reports, proxy statements and other information with the SEC. In addition, our operating subsidiary, National Waterworks, has filed periodic and other reports with the SEC since January 9, 2003. You may read and copy the registration statement, the related exhibits and the reports, proxy statements and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov. Certain information about our company may also be obtained from our website at www.nationalwaterworks.com.
      You may also request a copy of these filings, at no cost, by writing or telephoning us at:
National Waterworks Holdings, Inc.
1805 Borman Circle Drive
St. Louis, Missouri 63146
(314) 432-4700
      We intend to furnish holders of the shares of common stock offered in this offering with annual reports containing audited consolidated financial statements together with a report by our independent registered public accounting firm.
      You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

      Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data is also based on our good-faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above.

Index To Consolidated Financial Statements
NATIONAL WATERWORKS HOLDINGS, INC.
U.S. FILTER DISTRIBUTION GROUP, INC. AND SUBSIDIARY

Page

Report of Independent Registered Public Accounting Firm	F-2
As of December 31, 2004 and 2003:
Consolidated Balance Sheets	F-3
For the years ended December 31, 2004 and 2003, the period of November 22, 2002 through December 31, 2002 and the period of January 1, 2002 through November 21, 2002
Consolidated Statements of Operations	F-4
Consolidated Statements of Stockholders’ Equity (Deficit)	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
As of March 25, 2005 and December 31, 2004:
Consolidated Balance Sheets	F-26
For the three months ended March 25, 2005 and March 26, 2004
Consolidated Statements of Operations	F-27
Consolidated Statements of Cash Flows	F-28
Notes to Consolidated Financial Statements	F-29

Report of Independent Registered Public Accounting Firm
The Board of Directors
National Waterworks Holdings, Inc.:
      We have audited the accompanying consolidated balance sheets of National Waterworks Holdings, Inc. (Successor) and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended and the period of November 22, 2002 through December 31, 2002. We have also audited the accompanying consolidated statements of operations, stockholder’s equity and cash flows of U.S. Filter Distribution Group, Inc. (Predecessor) and subsidiary, a wholly owned subsidiary of United States Filter Corporation, for the period of January 1, 2002 through November 21, 2002. These consolidated financial statements are the responsibility of the management of National Waterworks Holdings, Inc. and U.S. Filter Distribution Group, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Waterworks Holdings, Inc. and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended and the period of November 22, 2002 through December 31, 2002, and the results of operations and cash flows of U.S. Filter Distribution Group, Inc. and subsidiary for the period of January 1, 2002 through November 21, 2002, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 4 to the consolidated financial statements, U.S. Filter Distribution Group, Inc. changed its method of accounting for goodwill in 2002.

/s/ KPMG LLP
March 28, 2005
St. Louis, Missouri

National Waterworks Holdings, Inc.
Consolidated Balance Sheets
(in thousands except per share information)

	December 31,	December 31,
	2004	2003

Assets
Current assets:
Cash and cash equivalents	$18,946	$18,702
Trade accounts receivable, less allowance for doubtful accounts of $3,492 in 2004 and $3,213 in 2003	227,780	188,476
Inventories	126,866	90,739
Deferred income taxes	1,398	—
Other current assets	2,674	2,689

Total current assets	377,664	300,606
Property and equipment, net	19,269	20,523
Goodwill	457,221	456,080
Deferred financing fees, less accumulated amortization of $6,737 in 2004 and $3,060 in 2003	26,034	24,141
Other assets	2,961	1,607

	$883,149	$802,957

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Trade accounts payable	$172,234	$115,038
Current installments of long-term debt	15,000	15,000
Accrued compensation and benefits	33,795	27,036
Other accrued expenses	14,009	9,677

Total current liabilities	235,038	166,751
Long-term debt, excluding current installments	645,000	425,000
Deferred income taxes	23,163	10,059
Other long-term liabilities	3,132	1,674

Total liabilities	906,333	603,484

Commitments and contingencies (note 14)
Stockholders’ Equity (Deficit):
Class A common stock — $0.01 par value; 800 shares authorized; 512 shares issued and outstanding	5	5
Class B common stock — $0.01 par value; 4,220 shares authorized, issued, and outstanding; liquidation preference of $0 and $193,596, respectively	42	42
Additional paid-in capital	43	198,421
Retained earnings (accumulated deficit)	(23,274)	1,005

Total stockholders’ equity (deficit)	(23,184)	199,473

	$883,149	$802,957

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations
(in thousands except per share information)

				Predecessor —
				U.S. Filter
				Distribution
	Successor — National Waterworks Holdings, Inc.			Group, Inc.
	(note 1)			(note 1)

			Period of	Period of
			November 22,	January 1,
	Year Ended	Year Ended	2002 through	2002 through
	December 31,	December 31,	December 31,	November 21,
	2004	2003	2002	2002

Net sales	$1,522,070	$1,281,069	$94,250	$1,058,768
Cost of goods sold	1,212,582	1,013,079	82,005	831,764

Gross profit	309,488	267,990	12,245	227,004
Operating expenses:
Selling, general and administrative	186,466	167,152	14,737	139,825
Loss on accounts receivable securitization	—	—	—	2,480
Depreciation and amortization	2,371	2,564	252	3,131

Operating income (loss)	120,651	98,274	(2,744)	81,568
Other income (expense):
Completion bonuses	—	—	—	(6,200)
Interest expense, net	(40,706)	(41,333)	(6,826)	(36)
Other	355	(11)	(12)	59

Income (loss) before income taxes and cumulative effect of a change in accounting principle	80,300	56,930	(9,582)	75,391
Income tax expense (benefit)	32,668	23,289	(3,688)	29,238

Income (loss) before cumulative effect of a change in accounting principle	47,632	33,641	(5,894)	46,153
Cumulative effect of a change in accounting principle (note 4)	—	—	—	(459,000)

Net income (loss)	$47,632	$33,641	$(5,894)	$(412,847)

Per share information (note 5):
Class A common stock:
Basic earnings per share	$1.59	$—	$—
Diluted earnings per share	0.72	—	—
Class B common stock:
Basic and diluted earnings (loss) per share	11.20	7.97	(1.40)
The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders’ Equity (Deficit)
(in thousands)

	Class A					Retained
	Common Stock		Class B Common Stock		Additional	Earnings	Total
					Paid-In	(Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity (Deficit)

Predecessor — U.S. Filter Distribution Group, Inc. and Subsidiary (note 1):
Balance at December 31, 2001	1	$—	—	$—	$1,257,574	$72,650	$1,330,224
Investment by U.S. Filter	—	—	—	—	20,093	—	20,093
Net loss	—	—	—	—	—	(412,847)	(412,847)

Balance at November 21, 2002	1	$—	—	$—	$1,277,667	$(340,197)	$937,470

Successor — National Waterworks Holdings, Inc. (note 1):
Common stock issuance	512	$5	4,200	$42	$209,952	$—	$209,999
Net loss	—	—	—	—	—	(5,894)	(5,894)

Balance at December 31, 2002	512	5	4,200	42	209,952	(5,894)	204,105
Common stock issuance	—	—	20	—	1,000	—	1,000
Net income	—	—	—	—	—	33,641	33,641
Distributions to stockholders	—	—	—	—	(12,531)	(26,742)	(39,273)

Balance at December 31, 2003	512	5	4,220	42	198,421	1,005	199,473
Employee stock compensation	—	—	—	—	562	—	562
Net income	—	—	—	—	—	47,632	47,632
Distributions to stockholders	—	—	—	—	(198,940)	(71,911)	(270,851)

Balance at December 31, 2004	512	$5	4,220	$42	$43	$(23,274)	$(23,184)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
(in thousands)

				Predecessor —
				U.S. Filter
	Successor —			Distribution
	National Waterworks Holdings, Inc.			Group, Inc.
	(note 1)			(note 1)

			Period of	Period of
			November 22,	January 1,
	Year Ended	Year Ended	2002 through	2002 through
	December 31,	December 31,	December 31,	November 21,
	2004	2003	2002	2002

Cash flows from operating activities:
Net income (loss)	$47,632	$33,641	$(5,894)	$(412,847)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Deferred income taxes	11,246	18,093	(3,688)	2,150
Financing fees	—	—	2,500	—
Amortization of deferred financing fees	3,677	2,928	133	—
Non-cash stock compensation expense	562	—	—	—
Depreciation and amortization	2,371	2,564	252	3,131
Loss on goodwill impairment	—	—	—	459,000
Gain on disposal of equipment	(264)	(55)	—	(72)
Provision for doubtful accounts	1,076	953	(119)	1,004
Changes in operating assets and liabilities, net of acquisitions:
Trade accounts receivable	(39,264)	(15,417)	39,470	(22,557)
Inventories	(35,228)	880	6,651	(4,769)
Other current assets	(1)	(287)	(1,401)	673
Other assets	(1,345)	(1,566)	—	4,306
Trade accounts payable and other accrued expenses	66,080	(6,396)	1,140	26,221
Other long term liabilities	2,903	1,674	—	—

Net cash from operating activities	59,445	37,012	39,044	56,240

Cash flows from investing activities:
Capital expenditures	(1,424)	(2,022)	(102)	(1,442)
Business acquisitions, net of cash	(1,992)	(3,224)	(643,753)	(19,595)
Proceeds from sales of property and equipment	636	803	—	874

Net cash from investing activities	(2,780)	(4,443)	(643,855)	(20,163)

Cash flows from financing activities:
Proceeds from long-term debt	250,000	—	450,000	—
Financing fees	(5,570)	(5,482)	(15,300)	—
Proceeds from common stock issuance	—	1,000	209,999	—
Principal payments on long-term debt	(30,000)	(10,000)	—	(222)
Distributions to stockholders	(270,851)	(39,273)	—	—
Investment by U.S. Filter Corporation	—	—	—	20,093
Funds transferred to U.S. Filter Corporation	—	—	—	(1,103,045)
Expenditures funded by U.S. Filter Corporation	—	—	—	994,010
Allocation of expenses from U.S. Filter Corporation	—	—	—	45,103

Net cash from financing activities	(56,421)	(53,755)	644,699	(44,061)

Net increase (decrease) in cash and cash equivalents	244	(21,186)	39,888	(7,984)
Cash and cash equivalents at beginning of period	18,702	39,888	—	13,288

Cash and cash equivalents at end of period	$18,946	$18,702	$39,888	$5,304

Cash paid for interest	$35,754	$40,176	$997	$37
Cash paid for income taxes	$20,605	$3,136	$—	$27,088
The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NATIONAL WATERWORKS HOLDINGS, INC.
As of December 31, 2004 and 2003 and for
the Years Ended December 31, 2004 and 2003 and the
Period of November 22, 2002 through December 31, 2002
U.S. FILTER DISTRIBUTION GROUP, INC. AND SUBSIDIARY
For the Period of January 1, 2002 through November 21, 2002

(1)	Description of Business
      National Waterworks Holdings, Inc. (“NWW” or “Successor”) and its subsidiary, National Waterworks, Inc. were incorporated in September 2002 for the purpose of acquiring substantially all of the assets and assuming certain obligations of U.S. Filter Distribution Group, Inc. (“USFDG” or “Predecessor”), a wholly owned subsidiary of United States Filter Corporation (“USFC”), which is an indirect wholly-owned subsidiary of Veolia Environnement (“Veolia”, formerly Vivendi Environnement S.A.). The acquisition was consummated on November 22, 2002 (see note 3).
      NWW is a distributor of water and wastewater (sewer) transmission products including pipe, fittings, valves, meters, fire hydrants, service and repair products and other components that are used to transport clean water and wastewater between reservoirs and treatment plants and residential and commercial locations. Principal customers served are in the contractor and municipal markets in the United States. Prior to the acquisition, USFDG conducted such business activities.

(2)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation and Basis of Presentation
      The consolidated balance sheets as of December 31, 2004 and 2003, and the consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2004 and 2003 and for the period from November 22, 2002 through December 31, 2002 represent the financial position of NWW and its subsidiary, National Waterworks, Inc., and the results of their operations and cash flows as of those dates and for those periods. The consolidated statements of operations, stockholder’s equity and cash flows for the period of January 1, 2002 through November 21, 2002 represent the results of operations and cash flows of USFDG and its subsidiary, USFC. All significant intercompany balances and transactions have been eliminated in consolidation for all periods presented.

(b)	Cash Equivalents
      All highly liquid investments with maturities at date of purchase of three months or less are considered to be cash equivalents.

(c)	Inventories
      Inventories are stated at the lower of cost or market. The weighted average cost method is used to determine cost for all inventories.

(d)	Property and Equipment
      Property and equipment are stated at cost. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	5 to 30 years
Office furniture, fixtures and equipment	3 to 5 years
Transportation equipment	1 to 5 years
Machinery and equipment	5 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Depreciation expense related to leasehold improvements is recorded over the life of the lease, generally two to five years. Maintenance and repair costs are charged to expense as incurred. Additions, renewals and improvements are capitalized. Upon the sale or retirement of an asset, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

(e)	Impairment of Long-Lived Assets Other than Goodwill
      Long-lived assets, including property and equipment, are reviewed for possible impairment whenever events or other changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(f)	Income Taxes
      Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
      NWW and its subsidiary file a consolidated federal income tax return. USFDG filed as part of USFC’s consolidated federal income tax return. USFC implemented certain tax planning strategies and the related impact is not reflected in these separate financial statements of USFDG. For the purpose of the consolidated financial statements presented herein, USFDG provided for income taxes as if it were a taxable entity filing a separate return.

(g)	Segments of an Enterprise and Related Information
      NWW has implemented the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosure about Segments of an Enterprise and Related Information. NWW’s six geographic regions, to which substantially all income and expenses are allocated for purposes of allocating resources by the chief operating decision maker, meet all of the aggregation criteria of SFAS No. 131, including similar economic characteristics. Accordingly, there is one reportable segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Products include pipe, fittings, valves, meters, fire hydrants, service and repair products and other complementary products for waterworks construction and maintenance/repair. The following table sets forth net sales by product category (in thousands):

			Period of	Period of
			November 22,	January 1,
			2002	2002
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	November 21,
Product Category	2004	2003	2002	2002

Pipe	$665,335	$511,938	$38,256	$424,544
Fittings	225,196	196,136	14,735	162,932
Valves	175,024	160,996	11,396	131,208
Meters	115,946	110,911	7,827	94,905
Fire hydrants	89,647	79,800	5,344	66,046
Service and repair products	91,701	86,481	6,336	69,515
Other	159,221	134,807	10,356	109,618

	$1,522,070	$1,281,069	$94,250	$1,058,768

      All revenues are derived from customers domiciled in the United States and there are no long-lived assets located outside of the United States. No single customer, as defined in SFAS No. 131, represents ten percent or more of revenues for any period presented.

(h)	Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(i)	Revenue Recognition
      NWW’s standard shipping terms are F.O.B. shipping point. Revenue on sales is recognized when products are shipped to customers and NWW has no further obligation with respect to such products. Revenues are reported in the consolidated statements of operations net of sales returns and allowances. NWW’s customer return policy generally allows customers to return products only if the products can be returned to the vendor or returned to inventory and sold at full value.
      Rebates received from vendors are classified as a reduction of the purchase price of inventory and included as a reduction of cost of goods sold during the period in which the related products are sold. Vendor payments that represent rebates or refunds for meeting a targeted volume of purchases are proportionally allocated as purchases are made if the payment is the result of a binding contractual agreement, the payment under such agreement is probable and the amount of the payment is reasonably estimable.

(j)	Distribution Costs
      Cost of goods sold include product costs, inbound and outbound freight charges, internal transfer costs and certain other costs directly related to the distribution of products. Other distribution costs, such as facilities and branch personnel expenses, are recorded as components of selling, general and administrative expenses. Shipping and handling costs billed to customers are included in net sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(k)	Goodwill
      Goodwill represents the excess of the purchase price of acquired businesses over the allocated fair value of the related net assets. NWW reviews goodwill for impairment annually at the beginning of the fourth quarter and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

(l)	Earnings per Share
      NWW calculates earnings per share in accordance with SFAS No. 128, Earnings per Share. Based on this guidance, NWW uses the two-class method to allocate earnings between Class A common stock and Class B common stock for the purpose of computing basic and diluted earnings per share. Such allocation is necessary because distributions are first made to holders of Class B shares in an amount equal to their original investment plus a 9% return, compounded daily, prior to the holders of Class A shares receiving a distribution. Accordingly, all of NWW’s earnings were allocated to the Class B shares prior to the satisfaction of the liquidation preference on October 29, 2004.
      Basic earnings per share is calculated by dividing income available to Class A and Class B common stockholders by the weighted average common shares outstanding for each respective class of common stock. Diluted earnings per share is calculated similarly except that for Class A common stock, weighted average common shares outstanding includes the dilutive effect of the unvested shares of Class A common stock. During the periods presented, there were no differences between weighted average shares outstanding for the basic and diluted earnings per share calculations with respect to Class B common stock.

(m)	Stock Compensation
      NWW follows SFAS No. 123, Accounting for Stock-Based Compensation, which establishes a fair value-based method of accounting for stock-based compensation plans. In accordance with SFAS No. 123, the fair value of stock-based compensation is recorded as compensation expense over the vesting or performance period with a corresponding increase to additional paid-in capital.

(n)	Recent Accounting Pronouncements
      In November 2002, the EITF reached consensus on Issue 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. The consensus was reached that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should be treated as a reduction of cost of sales when recognized in the customer’s income statement. This presumption can be overcome if the consideration can be shown to represent either a payment for assets or services delivered to the vendor or a reimbursement of costs incurred by the reseller to sell the vendor’s products. It also reached consensus on when a customer should recognize a rebate or refund that is payable only if the customer completes a specified level of purchases. Recognition should occur when the rebate or refund is probable and reasonably estimable and should be based on a systematic and rational method. NWW has historically accounted for such consideration as a reduction of cost of goods sold when the vendor rebate is probable and reasonably estimable and based on a systematic and rational allocation of the cash consideration to be received. NWW estimated the adoption of this EITF issue increased net income by $1.4 million for the year ended December 31, 2003.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs — An amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS No. 151 requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. NWW plans to adopt SFAS No. 151 on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
January 1, 2006. The adoption of SFAS No. 151 is not expected to have a significant impact on NWW’s consolidated financial statements.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have “commercial substance.” Previously, Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. NWW plans to adopt SFAS No. 153 on July 1, 2005. The adoption of SFAS No. 153 is not expected to have a significant impact on NWW’s consolidated financial statements.
      In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment: an Amendment of FASB Statements No. 123 and 95 (SFAS No. 123R). SFAS No. 123R requires the recognition in the income statement of the grant-date fair value of stock options and other equity-based compensation issued to employees. SFAS No. 123R is effective for most public companies’ interim or annual periods beginning after June 15, 2005. NWW plans to adopt SFAS No. 123R prospectively on July 1, 2005. The adoption of SFAS No. 123R is not expected to have a significant impact on NWW’s consolidated financial statements.

(3)	Acquisitions and Divestitures
      On February 9, 2004, NWW acquired substantially all of the assets and certain liabilities of Midstate Utility Supply, Inc. for an aggregate purchase price of approximately $2.0 million. This acquisition was accounted for as a purchase under SFAS No. 141, Business Combinations. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair values as of the date of acquisition. The allocation of the purchase price resulted in the recognition of approximately $1.1 million of goodwill. As this acquisition is immaterial to the consolidated financial statements, pro forma results of operations are not presented.
      On November 22, 2002, NWW acquired substantially all of the assets and certain liabilities of USFDG. The acquisition was accounted for as a business combination under SFAS No. 141 and as a taxable transaction for federal and state income tax purposes. The aggregate purchase price, prior to post-closing purchase price adjustments, was $643.8 million. In addition, NWW incurred $15.3 million in financing fees of which $12.8 million was capitalized as deferred financing fees and $2.5 million expensed as interest expense. During 2003, NWW recorded additional deferred financing fees of $8.9 million which were initially considered direct costs of the acquisition. These fees will be amortized over the remaining life of the related debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed as of the date of acquisition (in thousands):

Assets:
Current assets	$312,684
Property and equipment	21,953
Goodwill	465,662

Total assets acquired	800,299

Liabilities:
Current liabilities	156,546

Total liabilities	156,546

Net assets acquired	$643,753

      The goodwill acquired is deductible for income tax purposes.
      Current assets includes a $13.0 million inventory valuation adjustment pursuant to SFAS No. 141 of which $4.0 million and $9.0 million was recognized as an increase in cost of goods sold for the year ended December 31, 2003 and the period of November 22, 2002 through December 31, 2002, respectively.
      The acquisition agreement provided for a post-closing purchase price adjustment based on working capital at the closing date. The purchase price adjustment was finalized and resulted in an additional cash payment of $3.1 million paid in the first quarter of 2003. The $3.1 million payment was recorded as an adjustment to goodwill.
      The pro forma results of operations for 2002 (in thousands) as though the business combination had been completed as of January 1, 2002 would have resulted in revenue of $1,153,018 and net income of $25,259.
      On March 29, 2002, USFDG acquired substantially all of the assets and certain liabilities of Utility Piping Systems, Inc. for an aggregate purchase price of $19.6 million. This acquisition was accounted for by the purchase method, and accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair values as of the date of acquisition. The allocation of purchase price resulted in approximately $14.3 million of goodwill acquired. As this acquisition is immaterial to USFDG’s consolidated financial statements, pro forma results of operations are not presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	Goodwill
      The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003, are as follows (in thousands):

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003

Balance at beginning of period	$456,080	$465,662
Midstate Utility Supply, Inc. acquisition	1,141	—
Additional goodwill related to the NWW acquisition of USFDG:
Additional transaction costs	—	84
Working capital purchase price adjustment	—	3,140
Purchase accounting adjustment-change in tax basis of assets acquired	—	(3,886)
Additional financing fees initially considered direct acquisition costs	—	(8,920)

Balance at end of period	$457,221	$456,080

      During 2003, NWW recorded additional deferred financing fees of $8.9 million that will be amortized over the remaining life of the related debt. Also, additional deferred tax assets of $3.9 million were recorded based on management’s best estimate of the acquired assets that will ultimately be accepted by the taxing authorities.
      Effective with the acquisition of USFDG, NWW adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, which requires goodwill be tested for impairment on an annual basis at the reporting unit level. NWW identified and assigned goodwill to its six reporting units as described in note 2. NWW reviewed goodwill for impairment at the beginning of fourth quarter 2004 and 2003. Based on the results of these impairment tests, NWW determined there was no impairment of goodwill to any of the reporting units.
      In accordance with SFAS No. 142, effective January 1, 2002, USFDG completed the transition assessment of whether there was an indication that goodwill was impaired and concluded that it was probable that goodwill assigned to its reporting units was impaired. The fair value of USFDG’s reporting units was estimated using, among other factors, the sales price included in the sale agreement by USFC and USFDG to sell substantially all of USFDG’s assets, net of certain liabilities, for a cash purchase price of $620.0 million. USFDG’s management estimated an impairment loss of approximately $459.0 million. The goodwill impairment loss was reported as a cumulative effect of a change in accounting principle.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5)	Earnings per Share
      The following table sets forth the computation of NWW’s basic and diluted earnings per share (in thousands except per share information):

			Period of
			November 22,
	Year Ended	Year Ended	2002 through
	December 31,	December 31,	December 31,
	2004	2003	2002

Net income (loss):
Class A common stock	$366	$—	$—
Class B common stock	47,266	33,641	(5,894)

Total	$47,632	$33,641	$(5,894)

Weighted average number of common shares:
Class A common stock — Basic	231	103	3
Dilutive effect of unvested restricted shares	276	—	—

Class A common stock — Diluted	507	103	3

Class B common stock	4,220	4,220	4,200

Earnings per share
Class A common stock:
Basic earnings per share	$1.59	$—	$—
Diluted earnings per share	0.72	—	—
Class B common stock:
Basic and diluted earnings (loss) per share	11.20	7.97	(1.40)
      In accordance with SFAS No. 128, net income (loss) was allocated to the holders of Class A and Class B common stock based upon their respective liquidation and distribution rights. Accordingly, all earnings were allocated to Class B common stock prior to the satisfaction of the Class B common stock liquidation preference on October 29, 2004. Subsequently, each share of Class A and Class B common stock was allocated an equal amount of NWW’s net income.

(6)	Stockholders’ Equity (Deficit)
      At December 31, 2004, the authorized capital of NWW consists of 0.8 million shares of $0.01 par value Class A common stock and 4.22 million shares of $0.01 par value Class B common stock. The owners of Class A common stock and Class B common stock generally vote together as a single class on all matters requiring a vote of the stockholders, with each share of Class A and Class B common stock entitled to one vote. The owners of Class B common stock are entitled to certain preferences with respect to the membership of the board of directors and the committees thereof.
      Following the incorporation of NWW, each share of Class B common stock had a liquidation preference equal to the total investment by Class B stockholders plus an amount equal to accrued and unpaid distributions at a rate of 9% per annum, compounded daily. On October 29, 2004, NWW paid an aggregate $260.0 million to its Class A and Class B stockholders, including $197.2 million to satisfy the liquidation preference on Class B common stock at that date. Class A and Class B stockholders share equally in all subsequent distributions, including the remaining $62.8 million paid on October 29, 2004, based on their pro rata portion of total outstanding shares of Class A and Class B common stock. In the event of an initial public offering, each share of Class B common stock will convert into one share of Class A common stock, as adjusted to reflect applicable stock dividends or other adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Additionally, in the event of an initial public offering, all unvested shares of restricted Class A common stock will vest immediately.

(7)	Allocations and Other Services
USFDG participated in certain services provided by USFC, as described below:

(a)	Cash Management
      Prior to November 2002, USFDG participated in USFC’s centralized cash management system and, as such, USFDG’s cash funding requirements including interest and tax obligations, were met by USFC and cash received by USFDG was transferred to USFC on a daily basis.

(b)	Allocations
      The statement of operations for the period of January 1, 2002 through November 21, 2002 includes all direct costs of USFDG as well as $45.1 million of corporate costs allocated by USFC. Allocated costs include general liability insurance, workers’ compensation insurance, employee health and dental insurance, 401(k) plan matching contributions, legal fees, income taxes and certain other costs. In the opinion of management, these allocations were made on a basis believed to be reasonable based on USFDG operating within the structure of a larger parent organization. However, the allocations are not necessarily indicative of the level of expenses which might have been incurred by USFDG if it had operated as a stand-alone entity.

(8)	Property and Equipment
      Property and equipment consists of the following (in thousands):

	December 31,	December 31,
	2004	2003

Land	$6,146	$6,295
Buildings and improvements	9,839	9,694
Office furniture, fixtures and equipment	3,454	2,821
Transportation equipment	3,418	3,420
Machinery and equipment	990	830

	23,847	23,060
Less accumulated depreciation and amortization	(4,578)	(2,537)

	$19,269	$20,523

(9)	Leases
      NWW has certain noncancelable operating leases primarily for transportation equipment and office space. These leases generally contain automatic renewal options until terminated by either party and require the lessee to pay all executory costs such as maintenance and insurance. Rental expense for operating leases was $15.6 million and $14.6 million for years ended December 31, 2004 and 2003, respectively, and $1.2 million and $12.6 million for the period of November 22, 2002 through December 31, 2002 and the period of January 1, 2002 through November 21, 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2004 are (in thousands):

Total

2005	$12,048
2006	9,430
2007	6,370
2008	4,005
2009	2,135
Thereafter	3,597

$37,585

(10)	Long-Term Debt
      Long-term debt at December 31, 2004 and 2003 consists of the following (in thousands):

	2004	2003

Unsecured 10.5% senior subordinated notes due December 1, 2012, interest payable semi-annually	$200,000	$200,000
Secured borrowings under financing agreement; for 2004, LIBOR interest (no floor) plus a spread of 2.50%; for 2003, LIBOR interest (no floor) plus a spread of 2.75%; interest rates were 5.06% and 3.92% at December 31, 2004 and 2003, respectively; principal payments due quarterly plus annual payments based on excess cash flow provisions as defined in the agreement; matures November 22, 2009; secured by the assets of National Waterworks, Inc.	210,000	240,000
Unsecured 12.5% senior subordinated notes due January 1, 2014, interest payable quarterly	250,000	—

Total long-term debt	660,000	440,000
Less current installments	15,000	15,000

Long-term debt, excluding current installments	$645,000	$425,000

      In November 2002, National Waterworks, Inc. issued $200.0 million principal amount of 10.5% senior subordinated notes pursuant to Rule 144A of the Securities Act of 1933. Before December 1, 2005, 35% of the senior subordinated notes can be redeemed with net cash proceeds of certain equity offerings at a redemption price of 110.50%. In addition, prior to December 1, 2007, all or a portion of the notes may be redeemed at a price equal to 100% of the principal amount plus a make whole premium. On or after December 1 of the years indicated, National Waterworks, Inc. may redeem the notes at the following redemption prices (expressed in percentages): 105.25% in 2007, 103.50% in 2008, 101.75% in 2009, and 100% in 2010 and thereafter.
      In November 2002, NWW entered into a financing agreement with a syndicate of lenders under which NWW borrowed $250.0 million under a term loan bearing an interest rate of LIBOR (floor of 2.5%) plus 4.0% or alternatively Prime plus 3.0%. The spread decreases upon attaining certain financial targets and ratios. The financing agreement allows for additional revolver borrowings through November 22, 2008 in the amount of $75.0 million. The revolver had an interest rate of LIBOR (floor 2.5%) plus 3% or alternatively Prime plus 2%. NWW has the option to elect 30, 60, 90, or 180 day interest periods and must pay an annual commitment fee of 1/2 of 1% on the unused portion of the commitment. The spread and commitment fee decrease based on attaining certain financial targets and ratios. The agreement allows NWW to utilize up to $35.0 million of the $75.0 million revolver borrowings

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
for letters of credit, bearing an interest rate of 3% and upfront fees of .25%. NWW utilized $4.4 million and $3.8 million of the revolver borrowings to cover outstanding letters of credit at December 31, 2004 and 2003, respectively. The $75.0 million revolver capacity was reduced accordingly at these dates.
      In August 2003, NWW amended the senior credit facility in connection with the refinancing of the outstanding term loan portion thereof. The amendment, among other things, provided for lower applicable margins for both LIBOR rate and Prime rate term loan under the refinanced facility. In addition, the minimum LIBOR rate of 2.50% for the term loan that existed prior to the amendment was removed. The amendment also permits NWW to issue, without the consent of lenders under the senior credit facility, an incremental $50.0 million of credit facilities in addition to the $50.0 million permitted prior to the amendment, contingent upon meeting certain covenants. In connection with the amendment, NWW paid approximately $6.0 million of financing fees, including a $4.9 million call premium. The call premium was recorded as deferred financing fees. The remaining financing fees were charged to interest expense.
      In December 2003, NWW executed a Second Amendment to the senior credit facility in connection with a distribution to its shareholders. The amendment permits National Waterworks, Inc. to pay a dividend to NWW from time to time, contingent upon meeting certain financial covenants and ratios. In addition, the aggregate amount of distributions paid pursuant to this amendment may not exceed $110.0 million in total, and may not exceed $45.0 million for the year ended December 31, 2003 and $40.0 million for any year thereafter, provided that any amount not paid in the year for which it is permitted may be carried over to any succeeding year. In connection with the amendment, NWW paid approximately $2.3 million in financing fees which were charged to interest expense.
      On October 29, 2004, NWW issued $250.0 million of unsecured senior notes for the purpose of returning capital to its existing equity holders. These notes, which bear interest at 12.5%, mature January 1, 2014 and provide for quarterly interest payments with payment in kind provisions, as defined in the underlying indenture, at NWW’s option. Before October 29, 2005, 35% of the senior subordinated notes can be redeemed with net cash proceeds of certain equity offerings at a redemption price of 112.50%. In addition, prior to October 29, 2009, all or a portion of the notes may be redeemed at a price equal to 100% of the principal amount plus a make whole premium. On or after October 29 of the years indicated, NWW may redeem the notes at the following redemption prices (expressed in percentages): 105.00% in 2005, 103.75% in 2006, 102.50% in 2007, 101.25% in 2008 and 100% in 2009 and thereafter.
      In connection with the issuance of these senior subordinated notes, NWW executed a Third Amendment to its senior credit facility on October 26, 2004. This amendment, among other things, provides for reduced pricing on the term loan and increases the amount of limited dividends and distributions that National Waterworks, Inc. may pay to NWW. Though not obligated to do so, National Waterworks, Inc. anticipates paying such dividends and distributions to NWW to service the interest payments on its senior subordinated notes. The reduced pricing includes a reduction in the applicable margin of the term loan with a step-down provision upon National Waterworks, Inc. achieving certain financial ratios. Based on the satisfaction of certain financial covenants and ratios and other conditions, the aggregate amount of dividends that National Waterworks, Inc. can pay to NWW refreshed to an aggregate of $125.0 million on January 1, 2005. The $40.0 million per-fiscal-year restriction, with the provision that any amount not paid in the fiscal year for which it is permitted may be carried over to any succeeding fiscal year, remains unchanged. The financing agreement and the indenture related to the senior subordinated notes contain various covenants including limitations on additional indebtedness, restricted payments, the incurrence of liens, transactions with affiliates and sales of assets. In addition, the financing agreement requires NWW to satisfy certain financial covenants, including leverage and interest coverage ratios and capital expenditure limitations. NWW was in compliance with all of the covenants of the financing agreement and the indenture at December 31, 2004 and 2003. In connection with the amendment, NWW paid approximately $5.6 million of financing fees, which will be amortized over the life of the related debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2004 are (in thousands):

Total

2005	$15,000
2006	20,000
2007	25,000
2008	25,000
2009	125,000
Thereafter	450,000

$660,000

      In addition, NWW is required to repay the term loan under the financing agreement in an amount equal to 75% of excess cash flow (as defined in the financing agreement) each fiscal year and with 100% of the net proceeds of certain asset dispositions and debt issuances and 75% of the net proceeds of certain equity issuances. The prepayment percentages with respect to excess cash flow and equity issuances were reduced to 50% after December 31, 2003 based on NWW attainment of certain financial ratios. NWW made an optional prepayment of $15.0 million in December 2004. NWW was not required to make an excess cash flow payment for the year ended December 31, 2004 or 2003.

(11)	Income Taxes
      Income tax expense (benefit) attributable to income (loss) from continuing operations for each of the periods presented consists of the following (in thousands):

			Period of	Period of
			November 22,	January 1,
	Year Ended	Year Ended	2002 through	2002 through
	December 31,	December 31,	December 31,	November 21,
	2004	2003	2002	2002

Current:
Federal	$17,795	$4,547	$—	$23,547
State	3,627	649	—	3,541

	21,422	5,196	—	27,088

Deferred:
Federal	9,359	15,831	(3,098)	1,869
State	1,887	2,262	(590)	281

	11,246	18,093	(3,688)	2,150

Income tax expense (benefit)	$32,668	$23,289	$(3,688)	$29,238

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Income tax expense (benefit) attributable to income (loss) from continuing operations differs from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income from continuing operations as a result of the following (in thousands):

			Period of	Period of
			November 22,	January 1,
	Year Ended	Year Ended	2002 through	2002 through
	December 31,	December 31,	December 31,	November 21,
	2004	2003	2002	2002

Expected income tax expense (benefit)	$28,105	$19,925	$(3,354)	$26,387
Increase (decrease) resulting from:
Permanent differences:
Meals and entertainment	508	511	50	364
Stock compensation	197	—	—	—
Other	274	7	—	3
State and local income taxes	3,584	2,846	(384)	2,484

Actual income tax expense (benefit)	$32,668	$23,289	$(3,688)	$29,238

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below (in thousands):

	December 31,	December 31,
	2004	2003

Deferred tax assets:
Inventories	$1,286	$759
Allowance for doubtful accounts	814	—
Deferred financing fees	1,006	1,339
Start-up costs	2,174	3,886
Other accruals	488	33

Total deferred tax assets	5,768	6,017

Deferred tax liabilities:
Depreciation and amortization	26,343	15,235
Prepaid expenses	1,190	1,252
Other	—	49

Total deferred tax liabilities	27,533	16,536

Net deferred tax liabilities	$21,765	$10,519

      Current income taxes payable of $2.9 million and $2.1 million are included in other accrued expenses at December 31, 2004 and 2003, respectively. Current deferred tax liability of $0.5 million is included in other accrued expenses at December 31, 2003.
      The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets will be deductible, management believes it is more likely than not that NWW will realize the benefits of these temporary differences at December 31, 2004 and, therefore, has not established a valuation allowance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2002, NWW had a net operating loss carryforward for Federal and state income tax purposes of approximately $15.6 million which was available to offset Federal taxable income through 2022 and future taxable income in various states through 2007. The entire net operating loss carryforward was utilized during 2003 for both Federal and state income tax purposes.

(12)	Completion Bonuses and Restricted Stock Agreements
      In April 2002, USFC entered into agreements with certain members of management and other key employees of USFDG, to provide them with an opportunity to earn cash incentive “completion bonuses” in connection with the anticipated sale of USFDG. Completion bonus payments were made by USFC following consummation of the acquisition to each employee with such an agreement, unless such individual’s employment was terminated voluntarily or for cause prior thereto. Payments by USFC pursuant to these arrangements totaled $6.2 million for the period of January 1, 2002 through November 21, 2002.
      In November 2002, certain employees of NWW purchased shares of Class A and Class B Common Stock and entered into a restricted stock agreement related to the shares of Class A common stock. Under the terms of the restricted stock agreement, NWW has the option to repurchase the Class A shares at the lower of the then current fair value of the stock or the employees’ purchase price. Certain shares subject to repurchase by NWW are reduced over a four-year period (“time based shares”) with the remaining shares being reduced over a four-year period if certain financial measures, as defined in the restricted stock agreement, are met by National Waterworks, Inc. (“performance based shares”). If the employee remains employed by NWW, and if the performance based targets are not met, NWW ceases to have the right to repurchase such shares on the eighth anniversary of the date of the restricted stock agreement.
      In the event the employee ceases employment with NWW, there is no further reduction in the shares then subject to repurchase. If an employee is terminated without cause within one year of a sale of NWW or National Waterworks, Inc., NWW ceases to have the right to repurchase any time-based shares then subject to repurchase. In addition, if there is a sale of NWW or National Waterworks, Inc. or a public offering of the equity securities of either company, NWW ceases to have the right to repurchase any performance based shares then subject to repurchase if J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. and their affiliates realize a specified return on their original investments as defined in the restricted stock agreement. In the event the employee is terminated for cause, all shares purchased by the employee are subject to repurchase by NWW.
      As of December 31, 2004 and 2003, respectively, 248,962 and 376,860 outstanding shares of Class A common stock were unvested.

(13)	Employee Benefit Plans
      Retirement Savings Plan. NWW adopted a 401(k) retirement savings plan on January 1, 2003 which is available to full time and full time equivalent employees. The plan allows employees to contribute a portion of their compensation on a pretax basis, subject to statutory limits. NWW matches 50% of up to 7% of participant contributions. Expenses charged to operations related to this plan were $2.1 million and $1.9 million for the years ended December 31, 2004 and 2003, respectively.
      Management Deferred Compensation Plan. NWW established a non-qualified management deferred compensation plan on January 1, 2003. The plan allows eligible employees to defer up to 50% of their regular taxable earnings and up to 100% of their annual bonus, as described in the plan. The participants’ contributions are not matched by NWW. Although there are no specific funding requirements under the plan, NWW has elected to fund the plan through contributions to a rabbi trust. The fair value of the assets held in the rabbi trust was $2.9 million and $1.6 million at December 31, 2004 and 2003, respectively, and is included in other assets. The fair value of the participant accounts was $3.1 million and $1.7 million at December 31, 2004 and 2003, respectively, and is included in other long-term liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14)	Commitments and Contingencies
      Certain of USFDG’s predecessors distributed or may have distributed cement pipe containing asbestos. Except for one predecessor, the cement pipe distributed was primarily used in water and sewage application where the pipe was typically buried underground. Management believes that the nature of the asbestos-containing pipe distributed by the predecessors and the uses of such pipe makes it unlikely that a large number of plaintiffs would be exposed to friable asbestos emanating from the pipe. Management is not aware of any predecessor manufacturing or fabricating asbestos containing products of any type or assuming any product liability for such products.
      As discussed in Note 3, USFC and USFDG completed an agreement to sell substantially all of USFDG’s assets, net of certain liabilities as defined in the sales agreement, to NWW. The November 2002 acquisition was structured as an asset purchase and NWW did not assume any existing or future asbestos-related liabilities relating to USFC or its predecessors. USFC and USFDG retained these liabilities and jointly and severally agreed to indemnify and defend NWW from and against these liabilities on an unlimited basis with no termination date. USFC and USFDG also agreed that, until November 22, 2012, USFC will cause USFDG to maintain USFDG’s corporate existence and ensure that USFDG has sufficient funds to pay any and all of its debts and other obligations, including liabilities retained by USFDG and its indemnification obligations, as and when they become due. In addition, Veolia has guaranteed all obligations of USFC and USFDG under the asset purchase agreement, including the indemnity discussed above, up to an aggregate of $50.0 million through the period ending November 22, 2017. Historically, courts have not held the acquirer of an entity’s assets liable for liabilities that are not assumed as part of the transaction unless the asset buyer is found to be a “successor” to the asset seller. Accordingly, we could become subject to asbestos liabilities in the future to the extent we are found to be a successor to USFDG and to the extent USFDG, USFC and Veolia are unable to fulfill their contractual obligations. As the asbestos claims were retained by USFDG and USFC and in view of the indemnity by USFDG and USFC with respect to retained liabilities and the Veolia guarantee, discussed above, management of NWW believes that it has no liability related to asbestos claims at December 31, 2004 and 2003.
      USFDG and its predecessor companies have been named as defendants in 1,172 asbestos related lawsuits, of which 960 have been dismissed, 143 have been settled and 69 remain open at December 31, 2004. The majority of these suits have related to one location and have either been dismissed or settled for nominal amounts. USFDG’s insurers have paid the majority of the settlement and defense costs related to these suits. As of December, 31, 2004, USFDG has made aggregate settlement payments of $0.1 million and paid aggregate defense costs of $0.5 million related to settled claims.
      NWW is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on NWW’s financial position or results of operations.

(15)	Fair Value of Financial Instruments
      Financial instruments consist of cash and cash equivalents and long-term debt as of December 31, 2004 and 2003. The carrying amount of cash and cash equivalents approximates the fair value because of the short-term nature of these instruments. The aggregate fair value of the senior subordinated notes long-term debt is estimated at $475.0 million and $228.0 million at December 31, 2004 and 2003, respectively, based on quoted market prices and NWW’s estimates as of those dates, compared to the aggregate carrying value of $450.0 million and $200.0 million, respectively. The carrying value of the term loan under NWW’s financing agreement approximates the fair value as the interest rates float with market interest rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(16)	Related Party Transactions
      In November 2002, NWW entered into a management agreement with J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. (“Sponsors”). Each of the Sponsors and its affiliates owns 43.3% of the outstanding common stock of NWW. Under the agreement, the Sponsors agreed to provide NWW with financial advisory and other services. Beginning July 1, 2004, NWW pays each Sponsor an annual management fee of $0.5 million for these services. The management agreement continues until terminated by a Sponsor as provided in the management agreement. Upon termination under certain conditions, each Sponsor will be entitled to receive a termination fee equal to the net present value of the fees that would have been paid to the Sponsor for the 10-year period commencing on the date of termination.
      In connection with the Acquisition, NWW paid each Sponsor a transaction fee in the amount of $8.0 million ($16.0 million in the aggregate). NWW also paid all expenses of the Sponsors and their controlled affiliates, including the fees and expenses of their respective counsel and other advisors and consultants, in connection with the Acquisition. These arrangements with the Sponsors also contain standard indemnification provisions by NWW of the Sponsors.
      Additionally, in connection with the Acquisition, NWW entered into the senior credit facility with J.P. Morgan Securities Inc. as a co-syndication agent and as a joint lead arranger and Chase Lincoln First Commercial Corp., an affiliate of JPMorgan Chase Bank, as a lender. J.P. Morgan Securities Inc. was also an initial purchaser of NWW’s senior subordinated notes. Both J.P. Morgan Securities Inc. and Chase Lincoln First Commercial Corp. are affiliates of J.P. Morgan Partners, LLC. In connection with the senior credit facility, J.P. Morgan Securities Inc. and Chase Lincoln First Commercial Corp. received customary fees for acting in such capacities. J.P. Morgan Securities Inc. also received a proportionate share of the initial purchasers discount in connection with the offering of NWW’s senior subordinated notes. In addition, J.P. Morgan Securities also received a customary fee in respect of a bridge financing commitment which was not utilized. J.P. Morgan Securities Inc. was also paid usual and customary arrangement fees in connection with the execution of the First, Second and Third amendments to NWW’s senior credit facility.
      In January 2003, one of the directors of NWW and National Waterworks, Inc. who had not made an investment in NWW at the time the acquisition was consummated made a $1.0 million cash equity investment in NWW in exchange for the issuance of shares of NWW common stock. The investment was made at the same price per share as the original investment made by the Sponsors and management on November 22, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(17)	Valuation and Qualifying Accounts
      Activity related to NWW’s valuation and qualifying accounts is summarized as follows (in thousands):

	Beginning			Ending
	Balance	Additions	Deductions	Balance

Period of January 1, 2002 through November 21, 2002:
Accounts receivable allowance	$3,941	$1,252	$(1,634)	$3,559
Inventory allowance	2,830	389	(3,219)	—
Period of November 22, 2002 through December 31, 2002:
Accounts receivable allowance	—	3,441	(47)	3,394
Year ended December 31, 2003:
Accounts receivable allowance	3,394	953	(1,134)	3,213
Year ended December 31, 2004:
Accounts receivable allowance	3,213	1,076	(797)	3,492

(18)	Parent Company Only Financial Statements
      NWW generates all of its cash from the operations of National Waterworks, Inc. As discussed in note 10, the senior credit facility of National Waterworks, Inc. restricts the total dividends that may be paid to NWW. Accordingly, substantially all of National Waterworks, Inc.’s net assets of $219.8 million were restricted as to distribution to NWW as of December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following condensed parent company only financial statements of NWW account for the investment in National Waterworks, Inc. under the equity method of accounting. These condensed financial statements should be read in conjunction with the consolidated financial statements of NWW and notes thereto.
National Waterworks Holdings, Inc. (Parent Company Only)
Condensed Balance Sheets
(in thousands)

	December 31,	December 31,
	2004	2003

Assets
Current assets:
Cash and cash equivalents	$3,006	$—
Other current assets	6	—

Total current assets	3,012	—
Deferred financing fees, less accumulated amortization of $101 at December 31, 2004	5,469	—
Investment in National Waterworks, Inc.	219,800	199,473

Total assets	$228,281	$199,473

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Trade accounts payable	$20	$—
Other accrued expenses	1,445	—

Total current liabilities	1,465	—
Long-term debt, excluding current installments	250,000	—

Total liabilities	251,465	—

Total stockholders’ equity (deficit)	(23,184)	199,473

Total liabilities and stockholders’ equity (deficit)	$228,281	$199,473

Condensed Statements of Operations
(in thousands)

			Period of
			November 22,
	Year Ended	Year Ended	2002 through
	December 31,	December 31,	December 31,
	2004	2003	2002

Equity in net income (loss) of National Waterworks, Inc.	$51,163	$33,641	$(5,894)

Interest expense	5,560	—	—

Total expenses	5,560	—	—

Income (loss) before income taxes	45,603	33,641	(5,894)
Income tax benefit	2,029	—	—

Net income (loss)	$47,632	$33,641	$(5,894)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Statements of Cash Flows
(in thousands)

			Period of
			November 22,
	Year Ended	Year Ended	2002 through
	December 31,	December 31,	December 31,
	2004	2003	2002

Cash flows from operating activities:
Net income (loss)	$47,632	$33,641	$(5,894)
Adjustments to reconcile net income to net cash from operating activities:
Amortization of deferred financing fees	101	—	—
Non-cash stock compensation expense	562	—	—
Undistributed net income (loss) of National Waterworks, Inc.	(20,327)	—	5,894
Change in other current assets	(6)	—	—
Change in trade accounts payable and accrued expenses	1,465	—	—

Net cash from operating activities	29,427	33,641	—

Cash flows from investing activities:
Contributions to National Waterworks, Inc.	—	(1,000)	(209,999)
Return of capital from National Waterworks, Inc.	—	5,632	—

Net cash from investing activities	—	4,632	(209,999)

Cash flows from financing activities:
Proceeds from long-term debt	250,000	—	—
Financing fees	(5,570)	—	—
Stockholder contributions	—	1,000	209,999
Distributions to stockholders	(270,851)	(39,273)	—

Net cash from financing activities	(26,421)	(38,273)	209,999

Net increase in cash and cash equivalents	3,006	—	—
Cash and cash equivalents at beginning of period	—	—	—

Cash and cash equivalents at end of period	$3,006	$—	$—

National Waterworks Holdings, Inc.
Consolidated Balance Sheets
(in thousands except per share information)

	March 25,	December 31,
	2005	2004

Assets
Current assets:
Cash and cash equivalents	$29,048	$18,946
Trade accounts receivable, net	235,844	227,780
Inventories	149,407	126,866
Deferred income taxes	1,754	1,398
Other current assets	2,369	2,674

Total current assets	418,422	377,664
Property and equipment, net	18,929	19,269
Goodwill	457,221	457,221
Deferred financing fees, net	24,988	26,034
Other assets	3,556	2,961

	$923,116	$883,149

Liabilities and Stockholders’ Deficit
Current liabilities:
Trade accounts payable	$213,774	$172,234
Current installments of long-term debt	15,000	15,000
Accrued compensation and benefits	16,964	33,795
Other accrued expenses	22,062	14,009

Total current liabilities	267,800	235,038
Long-term debt, excluding current installments	645,000	645,000
Deferred income taxes	25,050	23,163
Other long-term liabilities	3,732	3,132

Total liabilities	941,582	906,333

Commitments and contingencies (note 4)
Stockholders’ Deficit:
Class A common stock — $0.01 par value; 800 shares authorized; 466 shares issued and outstanding at March 25, 2005; 512 shares issued and outstanding at December 31, 2004	5	5
Class B common stock — $0.01 par value; 4,220 shares authorized, issued, and outstanding;	42	42
Additional paid-in capital	138	43
Accumulated deficit	(18,651)	(23,274)

Total stockholders’ deficit	(18,466)	(23,184)

	$923,116	$883,149

The accompanying notes are an integral part of these financial statements.

National Waterworks Holdings, Inc.
Consolidated Statements of Operations
(in thousands except per share information)

	Three Months Ended

	March 25,	March 26,
	2005	2004

Net sales	$339,448	$280,022
Cost of goods sold	269,599	223,572

Gross profit	69,849	56,450
Operating expenses:
Selling, general and administrative	44,899	38,075
Depreciation and amortization	762	557

Operating income	24,188	17,818
Other income (expense):
Interest expense, net	(15,881)	(8,249)
Other	(79)	63

Income before income taxes	8,228	9,632
Income tax expense	3,605	3,939

Net income	$4,623	$5,693

Per share information (note 3):
Class A common stock:
Basic earnings per share	$1.70	$—
Diluted earnings per share	0.98	—
Class B common stock:
Basic and diluted earnings per share	0.98	1.35
The accompanying notes are an integral part of these financial statements.

National Waterworks Holdings, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended

	March 25,	March 26,
	2005	2004

Cash flows from operating activities:
Net income	$4,623	$5,693
Adjustments to reconcile net income to net cash from operating activities:
Deferred income taxes	1,531	3,294
Amortization of deferred financing fees	1,046	894
Non-cash stock compensation expense	96	—
Depreciation and amortization	762	557
Loss (gain) on disposal of equipment	2	(87)
Provision for doubtful accounts	197	236
Changes in operating assets and liabilities, net of acquisitions:
Trade accounts receivable	(8,261)	(13,060)
Inventories	(22,541)	(26,056)
Other current assets	305	552
Other assets	(595)	(563)
Trade accounts payable and other accrued expenses	32,762	55,254
Other long term liabilities	600	570

Net cash from operating activities	10,527	27,284

Cash flows from investing activities:
Capital expenditures	(442)	(239)
Business acquisitions, net of cash	—	(1,992)
Proceeds from sales of property and equipment	18	157

Net cash from investing activities	(424)	(2,074)

Cash flows from financing activities:
Distributions to stockholders	—	(6,114)
Employee stock repurchase	(1)	—

Net cash from financing activities	(1)	(6,114)

Net increase in cash and cash equivalents	10,102	19,096
Cash and cash equivalents at beginning of period	18,946	18,702

Cash and cash equivalents at end of period	$29,048	$37,798

Cash paid for interest	$7,875	$1
Cash paid for income taxes	$1,810	$3,125
The accompanying notes are an integral part of these financial statements.

National Waterworks Holdings, Inc.
Notes to Consolidated Financial Statements (unaudited)

(1)	Basis of Presentation
      National Waterworks Holdings, Inc. (“NWW”) is a distributor of water and wastewater (sewer) transmission products, including pipe, fittings, valves, meters, fire hydrants, service and repair products and other components that are used to transport clean water and wastewater between reservoirs and treatment plants and residential and commercial locations. Principal customers served are in the contractor and municipal markets in the United States. NWW conducts its business through its wholly-owned subsidiary, National Waterworks, Inc.
      The accompanying unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation. All significant intercompany balances and transactions have been eliminated in consolidation for all periods presented. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the entire year.
      The information contained in the accompanying notes to the consolidated financial statements is condensed from that which would appear in the annual consolidated financial statements; accordingly, the consolidated financial statements included herein should be reviewed in conjunction with NWW’s annual audited consolidated financial statements as of and for the year ended December 31, 2004.

Fiscal Year
      NWW’s calendar year begins on January 1 of the year stated and ends on December 31 of that same year. NWW reports results using the fiscal quarter method; each quarter is reported as of the last Friday of the period. The results for the quarter ended March 25, 2005 include twelve weeks. The results for the quarter ended March 26, 2004 include twelve weeks and two days.

Recent Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment: an Amendment of FASB Statements No. 123 and 95 (SFAS No. 123R). SFAS No. 123R requires the recognition in the income statement of the grant-date fair value of stock options and other equity-based compensation issued to employees. SFAS No. 123R is effective for most public companies’ annual periods beginning after June 15, 2005. NWW plans to adopt SFAS No. 123R prospectively on January 1, 2006. The adoption of SFAS No. 123R is not expected to have a significant impact on NWW’s consolidated financial statements.

(2)	Segments of an Enterprise and Related Information
      Management has implemented the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosure about Segments of an Enterprise and Related Information. NWW has determined that the six geographic regions, to which substantially all income and expenses are allocated for purposes of allocating resources by the chief operating decision maker, meet all of the aggregation criteria of SFAS No. 131, including similar economic characteristics. Accordingly, there is one reportable segment.

National Waterworks Holdings, Inc.
Notes to Consolidated Financial Statements (unaudited) — (Continued)
      Products include pipe, fittings, valves, meters, fire hydrants, service and repair products and other complementary products for waterworks construction and maintenance/repair. The following table sets forth net sales by product category (in thousands):

	Three Months Ended

	March 25,	March 26,
Product Category	2005	2004

Pipe	$150,727	$116,825
Fittings	51,052	42,479
Valves	38,328	33,379
Meters	28,114	25,118
Fire hydrants	18,179	16,633
Service and repair products	20,784	17,277
Other	32,264	28,311

	$339,448	$280,022

      All revenues are derived from customers domiciled in the United States and there are no long-lived assets located outside of the United States, and no single customer, as defined in SFAS No. 131, represents ten percent or more of revenues for any period presented.

(3)	Earnings per Share
      NWW uses the two-class method to allocate earnings between Class A common stock and Class B common stock for the purpose of computing basic and diluted earnings per share. Prior to October 29, 2004, holders of Class B shares were entitled to a liquidation preference in an amount equal to their original investment plus a 9% return, compounded daily, prior to the holders of Class A shares receiving a distribution. Accordingly, all of NWW’s net income was allocated to the holders of Class B common stock prior to the satisfaction of the liquidation preference. Subsequently, each share of Class A and Class B common stock was allocated an equal amount of NWW’s net income.
      The following table sets forth the computation of NWW’s basic and diluted earnings per share (in thousands except per share information):

	Three Months Ended

	March 25,	March 26,
	2005	2004

Net income:
Class A common stock	$487	$—
Class B common stock	4,136	5,693

Total	$4,623	$5,693

Weighted average number of common shares:
Class A common stock — Basic	287	159
Dilutive effect of employee stock options	6	—
Dilutive effect of unvested restricted shares	206	15

Class A common stock — Diluted	499	174

Class B common stock	4,220	4,220

National Waterworks Holdings, Inc.
Notes to Consolidated Financial Statements (unaudited) — (Continued)

	Three Months Ended

	March 25,	March 26,
	2005	2004

Earnings per share
Class A common stock:
Basic earnings per share	$1.70	$—
Diluted earnings per share	0.98	—
Class B common stock:
Basic and diluted earnings per share	0.98	1.35

(4)	Commitments and Contingencies
      On November 22, 2002, NWW acquired substantially all of the assets and certain liabilities of U.S. Filter Distribution Group, Inc. (“USFDG”), a wholly-owned subsidiary of United States Filter Corporation (“USFC”), which is an indirect wholly-owned subsidiary of Veolia Environnement (“Veolia”, formerly Vivendi Environnement S.A.). Certain of USFDG’s predecessors distributed or may have distributed cement pipe containing asbestos. Except for one predecessor, the cement pipe distributed was primarily used in water and sewage application where the pipe was typically buried underground. Management believes that the nature of the asbestos-containing pipe distributed by the predecessors and the uses of such pipe makes it unlikely that a large number of plaintiffs would be exposed to friable asbestos emanating from the pipe. Management is not aware of any predecessor manufacturing or fabricating asbestos containing products of any type or assuming any product liability for such products.
      The November 2002 acquisition was structured as an asset purchase and NWW did not assume any existing or future asbestos-related liabilities relating to USFC or its predecessors. USFC and USFDG retained these liabilities and jointly and severally agreed to indemnify and defend NWW from and against these liabilities on an unlimited basis with no termination date. USFC and USFDG also agreed that, until November 22, 2012, USFC will cause USFDG to maintain USFDG’s corporate existence and ensure that USFDG has sufficient funds to pay any and all of its debts and other obligations, including liabilities retained by USFDG and its indemnification obligations, as and when they become due. In addition, Veolia has guaranteed all obligations of USFC and USFDG under the asset purchase agreement, including the indemnity discussed above, up to an aggregate of $50.0 million through the period ending November 22, 2017. Historically, courts have not held the acquirer of an entity’s assets liable for liabilities that are not assumed as part of the transaction unless the asset buyer is found to be a “successor” to the asset seller. Accordingly, NWW could become subject to asbestos liabilities in the future to the extent it is found to be a successor to USFDG and to the extent USFDG, USFC and Veolia are unable to fulfill their contractual obligations. As the asbestos claims were retained by USFDG and USFC and in view of the indemnity by USFDG and USFC with respect to retained liabilities and the Veolia guarantee, discussed above, management of NWW believes that it has no liability related to asbestos claims at March 25, 2005.
      USFDG and its predecessor companies have been named as defendants in 1,180 asbestos related lawsuits, of which 976 have been dismissed, 144 have been settled and 60 remain open at March 25, 2005. The majority of these suits have related to one location and have either been dismissed or settled for nominal amounts. USFDG’s insurers have paid the majority of the settlement and defense costs related to these suits. As of March 25, 2005, USFDG has made aggregate settlement payments of $0.1 million and paid aggregate defense costs of $0.6 million related to settled claims.
      NWW is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on NWW’s financial position or results of operations.

National Waterworks Holdings, Inc.
Notes to Consolidated Financial Statements (unaudited) — (Continued)

(5)	Related Party Transactions
      In November 2002, NWW entered into a management agreement with J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. (collectively, the “Sponsors”). Each of the Sponsors and its affiliates owns 43.3% of the outstanding common stock of Holdings. Under the agreement, the Sponsors agreed to provide NWW with financial advisory and other services. Beginning July 1, 2004, NWW pays each Sponsor an annual management fee of $0.5 million for these services. The management agreement continues until terminated by a Sponsor as provided in the management agreement. Upon termination under certain conditions, each Sponsor will be entitled to receive a termination fee equal to the net present value of the fees that would have been paid to the Sponsor for the 10-year period commencing on the date of termination.

Water and Wastewater Transmission Products

Ductile Iron Pipe
Ductile Iron Fittings
Valves
Manhole Covers
Copper Tubing
Water Meters
Fire Hydrants
Repair Products
PVC Fittings
PVC Pipe

National Waterworks Holdings, Inc.

             Until                     , 2005 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Part II — Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by National Waterworks Holdings, Inc. in connection with the issuance and sale of the securities being registered. All amounts are estimates except the SEC registration and NYSE filing fees.

SEC registration fee		$47,080
NASD filing fee		40,500
NYSE filing fee*
Transfer agent’s fee*
Printing and engraving expenses*
Legal and accounting fees and expenses*
Miscellaneous*

Total*	$

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the fight of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the fight of the corporation to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
      Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

      In accordance with the provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated By-laws of National Waterworks Holdings, Inc., National Waterworks Holdings, Inc. shall indemnify, to the fullest extent permitted by law, any person who is or was a party, or is threatened to be made a party to, any threatened, pending or contemplated action, suit or other type of proceeding (other than an action by or in our right), whether civil, criminal, administrative, investigative or otherwise, and whether formal or informal, by reason of the fact that such person is or was National Waterworks Holdings, Inc.’s director, officer or employee or is or was serving at National Waterworks Holdings, Inc.’s request (as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against judgments, amounts paid in settlement, penalties, fines (including an excise tax assessed with respect to any employee benefit plan) and expenses (including counsel fees) actually and reasonably incurred in connection with any such action, suit or other proceeding, including any appeal thereof, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, National Waterworks Holdings, Inc.’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In addition, National Waterworks Holdings, Inc. also carries insurance on behalf of its directors, officers, employees or agents that may cover liabilities under the Securities Act.
      National Waterworks Holdings, Inc. provides its directors and officers with additional director and officer liability insurance.

Item 15.	Recent Sales of Unregistered Securities
      Set forth below in chronological order is certain information regarding securities issued by the Registrant in the last three years in transactions that were not registered under the Securities Act, including the consideration, if any, received by the Registrant for such issuances.

1. On November 22, 2002, the Registrant issued 2,059,351 shares of Class B common stock to entities affiliated with JPMP for an aggregate purchase price of $102,967,550.

2. On November 22, 2002, the Registrant issued 2,059,351 shares of Class B common stock to entities affiliated with TH Lee for an aggregate purchase price of $102,967,550.

3. On November 22, 2002, the Registrant issued 511,590.36 shares of Class A common stock to certain of its executives for an aggregate purchase price of $9,152.

4. On November 22, 2002, the Registrant issued 61,098 shares of Class B common stock to certain of its executives for an aggregate purchase price of $3,054,900.

5. On November 22, 2003, the Registrant issued 20,000 shares of Class B common stock to one of its directors for an aggregate purchase price of $1,000,000.

6. On January 29, 2003, the Registrant issued 20,000 shares of Class B common stock to entities affiliated with one of its directors for an aggregate purchase price of $1,000,000.

7. On October 29, 2004, the Registrant issued $250,000,000 of 12.50% senior subordinated notes due 2012 to certain private investors, including affiliates of Goldman, Sachs & Co.

8. On March 1, 2005, the Registrant granted stock options to one of its executive officers to purchase 95,628 shares of its Class A common stock for an aggregate exercise price of $9,754,056.
      Each of the above-described transactions were exempt from registration (i) pursuant to Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions not involving a public offering or (ii) in the case of stock options, as transactions not involving a sale of securities. With respect to each transaction listed above, no general solicitation was made by either the Registrant or any person acting on its behalf; the securities sold are subject to transfer restrictions; and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent, registration or pursuant to an exemption therefrom.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
Number	Exhibit

1.1	Form of Underwriting Agreement.**
2.1	Asset Purchase Agreement dated September 12, 2002 by and among United States Filter Corporation, U.S. Filter Distribution Group, Inc. and National Waterworks, Inc. (Incorporated by reference to Exhibit 2.1 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
3.1	Form of Amended and Restated Certificate of Incorporation of National Waterworks Holdings, Inc.**
3.2	Form of Amended and Restated By-laws of Incorporation of National Waterworks Holdings, Inc.**
4.1	Indenture, dated as of November 22, 2002, between National Waterworks, Inc. and Wells Fargo Bank, Minnesota, National Association, as Trustee (Incorporated by Reference to Exhibit 4.1 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
4.2	Form of Senior Subordinated Note, Series B, due 2012 (a form of which is incorporated by reference to an exhibit to the Indenture filed as Exhibit 4.1 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
4.3	Exchange and Registration Rights Agreement, dated as of November 22, 2002, among National Waterworks, Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc. and UBS Warburg LLC (Incorporated by reference to Exhibit 4.3 of National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
5.1	Opinion of O’Melveny & Myers LLP.**
10.1	Credit Agreement, dated as of November 22, 2002, among National Waterworks Holdings, Inc., National Waterworks, Inc., as Borrower, the several lenders from time to time parties thereto, J.P. Morgan Securities Inc., as Co-Syndication Agent, Goldman Sachs Credit Partners L.P., as Co-Syndication Agent, General Electric Capital Corporation, as Co-Documentation Agent, Antares Capital Corporation, as Co-Documentation Agent and UBS AG, Stamford Branch, as Administrative Agent (Incorporated by Reference to Exhibit 10.1 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.2	Guarantee and Collateral Agreement, dated as of November 22, 2002, among National Waterworks Holdings, Inc., and National Waterworks, Inc. as Borrower in favor of UBS AG, Stamford branch, as Administrative Agent (Incorporated by Reference to Exhibit 10.2 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.3	Deed of Trust, Assignment of Rents and Leases and Security Agreement, dated as of November 22, 2002, made by National Waterworks, Inc for the use and benefit of UBS AG, Stamford Branch, as Administrative Agent. (St. Louis, MO) (Incorporated by Reference to Exhibit 10.3 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.4	Deed of Trust, Assignment of Rents and Leases, Fixture Filing and Security Agreement, dated as of November 22, 2002, made by National Waterworks, Inc for the use and benefit of UBS AG, Stamford Branch, as Administrative Agent (Puyallup, WA) (Incorporated by Reference to Exhibit 10.4 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.5	Employee Leasing Agreement between United States Filter Corporation, U.S. Filter Distribution Group, Inc. and National Waterworks, Inc., dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.5 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.6	Reimbursement Agreement between United States Filter Corporation and National Waterworks, Inc., dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.6 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).

Exhibit
Number	Exhibit

10.7	Stockholders Agreement among National Waterworks Holdings, Inc., THL Managers V, LLC and certain of its affiliates, J.P. Morgan Partners, LLC and certain of its affiliates, and the other parties thereto, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.7 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.8	Registration Rights Agreement among National Waterworks Holdings, Inc. and its stockholders, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.8 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.9	Subscription and Stock Purchase Agreement by and among National Waterworks Holdings, Inc. and each of Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P., Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company I LLC, Putnam Investments Employees’ Securities Company II LLC, 1997 Thomas H. Lee Nominee Trust, Thomas H. Lee Investors Limited Partnership, J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P. and Latona NW Investment, LLC, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.9 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.10	Subscription and Stock Purchase Agreement by and among National Waterworks Holdings, Inc. and each of Harry Hornish, Mechelle Slaughter, Terry Howell, Rob Hickson, Ed Maczko, Ron Hood, Jerry Webb, Irving Welchons, Jack Schaller, Joe Walker, Phil Keipp and Jack Olson, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.10 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.11	Restricted Stock Agreement between National Waterworks Holdings, Inc. and Harry Hornish, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.11 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.12	Restricted Stock Agreement between National Waterworks Holdings, Inc. and Mechelle Slaughter, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.12 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.13	Restricted Stock Agreement between National Waterworks Holdings, Inc. and Terry Howell, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.13 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.14	Restricted Stock Agreement between National Waterworks Holdings, Inc. and Rob Hickson, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.14 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.15	Restricted Stock Agreement between National Waterworks Holdings, Inc. and Ed Maczko dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.15 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.16	Restricted Stock Agreement between National Waterworks Holdings, Inc. and Ron Hood, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.16 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.17	Restricted Stock Agreement between National Waterworks Holdings, Inc. and Jerry Webb, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.17 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.18	Restricted Stock Agreement between National Waterworks Holdings, Inc. and Irving Welchons, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.18 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.19	Restricted Stock Agreement between National Waterworks Holdings, Inc. and Jack Schaller, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.19 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.20	Restricted Stock Agreement between National Waterworks Holdings, Inc. and Joe Walker, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.20 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).

Exhibit
Number	Exhibit

10.21	Restricted Stock Agreement between National Waterworks Holdings, Inc. and Philip Keipp, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.21 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.22	Restricted Stock Agreement between National Waterworks Holdings, Inc. and Jack Olson, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.22 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.23	Amended and Restated Employment Agreements between National Waterworks, Inc. and Harry Hornish, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.23 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.24	Amended and Restated Employment Agreements between National Waterworks, Inc. and Mechelle Slaughter, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.24 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.25	Amended and Restated Employment Agreements between National Waterworks, Inc. and Terry Howell, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.25 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.26	Management Agreement between National Waterworks, Inc., THL Managers V, LLC and certain of its affiliates and J.P. Morgan Partners, LLC and certain of its affiliates, dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.26 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.27	Fee Agreement between National Waterworks, Inc., THL Managers V, LLC and certain of its affiliates and J.P. Morgan Partners, LLC and certain of its affiliates, dated September 30, 2002 (Incorporated by Reference to Exhibit 10.27 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.28	Tax Sharing Agreement between National Waterworks, Inc. and National Waterworks Holdings, Inc., dated as of November 22, 2002 (Incorporated by Reference to Exhibit 10.28 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.29	Real property lease covering premises located at 200 Highway 6 West, Suite 620, Waco, TX (Incorporated by Reference to Exhibit 10.29 to National Waterworks, Inc.’s Registration Statement on Form S-4, File No. 333-102430).
10.30	First Amendment, dated as of August 7, 2003, with respect to the Credit Agreement, dated as of November 22, 2002, among National Waterworks Holdings, Inc., National Waterworks, Inc., the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, J.P. Morgan Securities Inc. and Goldman Sachs Credit Partners L.P., as co-syndication agents, General Electric Capital Corporation and Antares Capital Corporation, as co-documentation agents, and UBS AG, Stamford Branch, as administrative agent. (Incorporated by reference to Exhibit 10.32 to National Waterworks, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2003).
10.31	Second Amendment, dated as of December 2, 2003, with respect to the Credit Agreement, dated as of November 22, 2002, among National Waterworks Holdings, Inc., National Waterworks, Inc., the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, J.P. Morgan Securities Inc. and Goldman Sachs Credit Partners L.P., as co-syndication agents, General Electric Capital Corporation and Antares Capital Corporation, as co-documentation agents, and UBS AG, Stamford Branch, as administrative agent (Incorporated by reference to Exhibit 10.31 to National Waterworks, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003).
10.32	Third Amendment, dated as of October 26, 2004, with respect to the Credit Agreement, dated as of November 22, 2002, among National Waterworks Holdings, Inc., National Waterworks, Inc., the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, J.P. Morgan Securities Inc. and Goldman Sachs Credit Partners L.P., as co-syndication agents, General Electric Capital Corporation and Antares Capital Corporation, as co-documentation agents, and UBS AG, Stamford Branch, as administrative agent (Incorporated by reference to Exhibit 10.32 to National Waterworks, Inc.’s Current Report on Form 8-K dated October 26, 2004).

Exhibit
Number	Exhibit

10.33	Employment Agreement between National Waterworks, Inc. and Philip Keipp, dated as of March 1, 2005 (Incorporated by reference to Exhibit 10.31 to National Waterworks, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
10.34	Stock Option Agreement between National Waterworks Holdings, Inc. and Philip Keipp, dated as of March 1, 2005 (Incorporated by reference to Exhibit 10.32 to National Waterworks, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
10.35	National Waterworks Holdings, Inc. 2005 Performance Incentive Plan.**
21.1	List of Subsidiaries.
23.1	Consent of KPMG LLP.
23.2	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included on signature page to original registration statement).*

*	Previously filed.

**	To be filed by Amendment.
Item 17.     Undertakings
      1. The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      3. The undersigned registrant hereby undertakes that:
      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.
      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waco, State of Texas, on the 11th day of May, 2005.

NATIONAL WATERWORKS HOLDINGS, INC.

By:	/s/ Philip Keipp

Philip Keipp
Chief Financial Officer
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 of the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Harry K. Hornish, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	May 11, 2005

/s/ Philip Keipp Philip Keipp	Chief Financial Officer (Principal Financial and Accounting Officer)	May 11, 2005

* Todd M. Abbrecht	Director	May 11, 2005

* Anthony J. DiNovi	Director	May 11, 2005

* Stephen V. McKenna	Director	May 11, 2005

* Paul M. Meister	Director	May 11, 2005

* C. Dean Metropoulos	Director	May 11, 2005

* Stephen P. Murray	Director	May 11, 2005

* Kevin G. O’Brien	Director	May 11, 2005

* Soren L. Oberg	Director	May 11, 2005

Signature	Title	Date

* Andrew D. Seidel	Director	May 11, 2005

*By:	/s/ Philip Keipp

Philip Keipp
Attorney-in-Fact